As filed with the Securities and Exchange Commission on July 29, 1997

                                         Securities Act Registration No. 2-99810
                                Investment Company Act Registration No. 811-4391
================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


     Pre-effective Amendment No. __     Post-effective Amendment No. __


                              THE PBHG FUNDS, INC.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)


                                 32 South Street
                            Baltimore, Maryland 21202
                    ----------------------------------------
                    (Address of Principal Executive Offices:
                     Number, Street, City, State, Zip Code)


                                 (800) 443-0051
                        --------------------------------
                        (Area Code and Telephone Number)


                                Harold J. Baxter
                        Pilgrim Baxter & Associates, Ltd.
                          1255 Drummers Lane, Suite 300
                         Wayne, Pennsylvania 19087-1590
                     ---------------------------------------
                     (Name and Address of Agent for Service)


                                   Copies to:

William H. Rheiner, Esq.                      John M. Zerr, Esq.
Ballard Spahr Andrews & Ingersoll             General Counsel
1735 Market Street, 51st Floor                Pilgrim Baxter & Associates, Ltd.
Philadelphia, Pennsylvania  19103-7599        1255 Drummers Lane, Suite 300
                                              Wayne, Pennsylvania 19087-1590


     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

     No filing fee is required because an indefinite number of shares is being registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. The Registrant's Rule 24f-2 Notice for its fiscal year ended March 31, 1997 was filed on May 9, 1997. Registrant is filing a copy of its notice under Rule 24f-2 as an exhibit to this Registration Statement. Pursuant to Rule 429 under the Securities Act of 1933, as amended ("1933 Act"), this Registration Statement relates to shares previously registered on the aforesaid Registration Statement.

     It is proposed that this filing will become effective on August 28, 1997, pursuant to Rule 488 under the 1933 Act.

                              THE PBHG FUNDS, INC.

                                    FORM N-14

                              Cross Reference Sheet

                   Pursuant to Rule 481(a) under the 1933 Act


Item No.                                               Location in Combined Proxy Statement and Prospectus
--------                                               ---------------------------------------------------
Part A
   1.         Beginning of Registration                Cover Page
              Statement and Outside Front
              Cover Page or Prospectus

   2.         Beginning and Outside Back               Table of Contents
              Cover Page

   3.         Fee Table, Synopsis and Risk             Summary; Risk Factors
              Factors

   4.         Information About the Transaction        Summary; Additional Information About the Agreement

   5.         Information About the Registrant         Summary; Additional Information About the Agreement;
                                                       Rights of Shareholders; Additional Information About
                                                       Each Fund

   6.         Information About the Company            Summary; Additional Information About the Agreement;
              Being Acquired                           Rights of Shareholders; Additional Information About
                                                       Each Fund

   7.         Voting Information                       Summary; Information Relating to Voting Matters

   8.         Interest of Certain Persons and          Additional Information About Each Fund
              Experts

   9.         Additional Information Required          Not Applicable
              for Reoffering by Persons
              Deemed to be Underwriters

Part B                                                 Location in Statement of Additional Information
                                                       -----------------------------------------------
  10.         Cover Page                               Cover Page

  11.         Table of Contents                        Cover Page

  12.         Additional Information About the         Additional Information About PBHG Funds and the
              Registrant                               Large Cap Value Fund; Incorporation of documents by
                                                       reference in the Statement of Additional Information

  13.         Additional Information About the         Not Applicable
              Company Being Acquired

  14.         Financial Statements                     Financial Statements

Part C

     Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C of this document.

                      [Example of a Letter to Shareholders]


Dear Shareholder:

The accompanying Combined Proxy Statement and Prospectus contains an important proposal for your consideration as a shareholder of Newbold's Equity Portfolio (the "Equity Portfolio"), a series of UAM Funds Trust. Your Board of Trustees has proposed that the Equity Portfolio enter into a transaction (the "Reorganization") pursuant to which it will be combined with PBHG Large Cap Value Fund (the "Large Cap Value Fund"), a series of The PBHG Funds, Inc. If the proposed Reorganization is approved by the shareholders of the Equity Portfolio, substantially all of the Equity Portfolio's assets (less a reserve for liabilities) will be exchanged for shares of the Large Cap Value Fund. On the closing date, you will receive shares of Large Cap Value Fund having an aggregate net asset value equal to the aggregate net asset value of your Equity Portfolio shares, with no tax effect to you.

The Equity Portfolio was designed to seek long-term total return consistent with reasonable risk to principal. In seeking to achieve that objective, the Equity Portfolio has invested primarily in a diversified portfolio of undervalued equity securities of statistically attractive companies. While the Equity Portfolio has performed reasonably well, it has not reached the "critical mass" necessary to operate in an economically viable fashion.

Your Board of Trustees believes that the Reorganization presents several benefits to shareholders of the Equity Portfolio. The investment objective of the Large Cap Value Fund is to seek long-term growth of capital and income by investing in equity securities which its investment adviser believes are under-valued or overlooked in the market. Because Newbold's Asset Management, Inc. ("Newbold's"), the adviser to the Equity Portfolio, is the sub-adviser to the Large Cap Value Fund, your investment will continue to benefit from Newbold's distinctive investment philosophy. By combining the Equity Portfolio with the Large Cap Value Fund, the Board of Trustees has concluded that the Reorganization will create opportunities for operating efficiencies and the reduction or elimination of certain costs and expenses. As explained in the Combined Proxy Statement and Prospectus, your Board of Trustees believes that the proposed tax-free reorganization is likely to result in a more favorable long-term cost structure for the Equity Portfolio's shareholders than would be otherwise obtainable.

The enclosed materials provide more information about the proposal. Please read this information carefully and call us if you have any questions. Our toll free number is 1-800-638-7983.

Please know that your vote is important no matter how many shares you own. Voting your shares early will help us avoid follow-up mailings and telephone solicitations.

After reviewing the enclosed materials, we ask that you vote FOR the proposed Reorganization by completing, dating, and signing your proxy card, and mailing it to us today.

Sincerely,


Norton Reamer
Chairman
UAM Funds Trust

                                 UAM FUNDS TRUST
                           NEWBOLD'S EQUITY PORTFOLIO

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        To Be Held on September 26, 1997

     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Special Meeting") of Newbold's Equity Portfolio (the "Equity Portfolio"), a series of UAM Funds Trust ("UAM Funds"), will be held at the offices of UAM Fund Services, Inc., 211 Congress Street, Boston, Massachusetts, 02110, on September 26, 1997, at 10:00 A.M. Eastern time, for the following purposes.

     1. To approve or disapprove an Agreement and Plan of Reorganization (the "Agreement") by and between UAM Funds, acting on behalf of the Equity Portfolio, and The PBHG Funds, Inc. ("PBHG Funds"), acting on behalf of the PBHG Large Cap Value Fund (the "Large Cap Value Fund"), a series of PBHG Funds, and the transactions contemplated thereby (the "Reorganization"). Pursuant to the Agreement, the Equity Portfolio will transfer substantially all of its assets to the Large Cap Value Fund. Upon such transfer, PBHG Funds will issue PBHG Class shares of the Large Cap Value Fund to the Equity Portfolio. The Equity Portfolio will then make a liquidating distribution of the Large Cap Value Fund Shares so received to shareholders of the Equity Portfolio. Each shareholder of the Equity Portfolio will receive that number of Large Cap Value Fund shares with an aggregate net asset value equal to the aggregate net asset value of his or her shares of the Equity Portfolio. As soon as reasonably practicable after the transfer of its assets, the Equity Portfolio will pay or make provision for payment of all of its liabilities and will pay a dividend to its shareholders consisting of all undistributed income and net capital gains, if any, recognized prior to the transfer of its assets. The Equity Portfolio will then terminate its existence as a separate series of UAM Funds.

     2. To transact any other business, not currently contemplated, that may properly come before the Special Meeting, in the discretion of the proxies or their substitutes.

     The Reorganization has been structured as a tax-free reorganization. No sales charge will be imposed in connection with the Reorganization. The Reorganization is described in the attached combined proxy statement and prospectus.

     Only shareholders of record at the close of business on July 25, 1997, the record date for this Special Meeting, shall be entitled to vote at the Special Meeting or any adjournments thereof.

                             YOUR VOTE IS IMPORTANT.
                     PLEASE RETURN YOUR PROXY CARD PROMPTLY.

As a shareholder of the Equity Portfolio, you are asked to attend the Special Meeting either in person or by proxy. If you are unable to attend the Special Meeting in person, we urge you to complete, sign, date, and return the enclosed proxy in the enclosed postage prepaid envelope. Your prompt return of the proxy will help assure a quorum at the Special Meeting and avoid further solicitation. Sending in your proxy will not prevent you from voting your shares in person at the Special Meeting and you may revoke your proxy by advising the Secretary of UAM Funds in writing (by subsequent proxy or otherwise) of such revocation at any time before it is voted.

                                            By Order of the Board of Trustees,

                                            Michael E. DeFao
                                            Secretary

Boston, Massachusetts
August __, 1997

                                 UAM FUNDS TRUST
                           Newbold's Equity Portfolio
                            UAM Funds Services, Inc.
                     c/o Chase Global Funds Services Company
                                  P.O. Box 2798
                        Boston, Massachusetts 02228-2798
                            Toll Free: (800) 638-7983

                              THE PBHG FUNDS, INC.
                            PBHG Large Cap Value Fund
                                 P.O. Box 419534
                        Kansas City, Missouri 64141-6534
                            Toll Free: (800) 433-0051

                     COMBINED PROXY STATEMENT AND PROSPECTUS
                              Dated August __, 1997

     This Combined Proxy Statement and Prospectus is furnished in connection with the solicitation of proxies by the Board of Trustees of UAM Funds Trust ("UAM Funds") on behalf of Newbold's Equity Portfolio (the "Equity Portfolio"), a separate series of UAM Funds, in connection with the Special Meeting of Shareholders of the Equity Portfolio (the "Special Meeting") to be held at the offices of UAM Fund Services, Inc., 211 Congress Street, Boston, Massachusetts, 02110, on September 26, 1997 at 10:00 A.M. Eastern time.

     At the Special Meeting, the shareholders of the Equity Portfolio will be asked to approve or disapprove a proposed Agreement and Plan of Reorganization, dated as of June 26, 1997 (the "Agreement"), by and between UAM Funds, acting on behalf of the Equity Portfolio, and The PBHG Funds, Inc. ("PBHG Funds"), acting on behalf of the PBHG Large Cap Value Fund (the "Large Cap Value Fund"), a separate series of PBHG Funds, and the transactions contemplated thereby (the "Reorganization"). The Board of Trustees of UAM Funds has unanimously approved the Agreement and the Reorganization as being fair to and in the best interests of the Equity Portfolio shareholders.

     The Agreement provides that, on the closing date for the Reorganization (the "Closing Date"), which is currently scheduled to take place on September 30, 1997, substantially all of the property and assets of the Equity Portfolio (except for certain excluded assets and a reserve for certain expenses and liabilities) will be transferred to the Large Cap Value Fund. Upon such transfer, PBHG Funds will issue PBHG Class shares of the Large Cap Value Fund ("Large Cap Value Shares") to the Equity Portfolio. The Equity Portfolio will then make a liquidating distribution of the Large Cap Value Shares so received to the shareholders of the Equity Portfolio, so that a holder of shares of the Equity Portfolio ("Equity Portfolio Shares") on the Closing Date will receive that number of full and fractional Large Cap Value Shares having an aggregate net asset value equal to the aggregate net asset value of the shareholder's Equity Portfolio Shares immediately before the Closing Date. Following the Reorganization, the Equity Portfolio will pay or make provision for payment of all of its liabilities and will pay a dividend to its shareholders consisting of all undistributed income and capital gains, if any, recognized prior to the transfer of its assets. The Equity Portfolio will then be terminated as a series of the UAM Funds.

     The Large Cap Value Fund is a portfolio of PBHG Funds, an open-end, series, management investment company. The investment objective of the Large Cap Value Fund is to achieve long-term growth of capital and income. Current income is a secondary objective. The Large Cap Value Fund seeks to achieve its investment objective primarily through investment in a diversified portfolio of equity securities of large capitalization companies which, in the opinion of its investment adviser, are undervalued or overlooked by the market. The investment objective of the Equity Portfolio is to achieve maximum long-term total return, consistent with reasonable risk to principal, by investing primarily in a diversified portfolio of undervalued equity securities of statistically attractive companies. The Large Cap Value Fund's investment objective is similar to that of the Equity Portfolio, and their investment policies are also similar. There are some differences however, in the investment limitations applicable to the Equity Portfolio and Large Cap Value Fund. See "Risk Factors" and "Comparison of Investment Objectives and Policies."

     This Combined Proxy Statement and Prospectus sets forth concisely the information that a shareholder of the Equity Portfolio should know before voting on the Agreement and the Reorganization contemplated thereby and should be retained for future reference. The Agreement is attached to this Combined Proxy Statement and Prospectus as Exhibit B and is incorporated herein by reference.

     A Prospectus for PBHG Fund, dated June 30, 1997, which describes the investment program and operation of the Large Cap Value Fund, is attached to this Combined Proxy Statement and Prospectus as Exhibit A. A Prospectus for the Institutional Class Shares of the Equity Portfolio, dated July 10, 1997, was previously provided to each Equity Portfolio shareholder. Additional information concerning the Equity Portfolio and the Large Cap Value Fund is set forth in the Statement of Additional Information for the Equity Portfolio, dated July 10, 1997, and the Statement of Additional Information for the Large Cap Value Fund, dated May 20, 1997, as amended on July 21, 1997 , respectively. Moreover, further information concerning the matters considered herein is set forth in the Statement of Additional Information to this Combined Proxy Statement and Prospectus, dated August __, 1997. Each of these documents is on file with the Securities and Exchange Commission ("SEC"), and is available without charge upon oral or written request by writing or calling the Equity Portfolio or Large Cap Value Fund at the addresses and telephone numbers shown on the cover page of this Combined Proxy Statement and Prospectus. The PBHG Fund prospectus is also available on the Fund's Web site at http:\\www.pbhgfunds.com. The SEC maintains a Web site at http:\\www.sec.gov that contains the Statements of Additional Information, material incorporated by reference and other information regarding the PBHG Fund, the UAM Funds, and other registrants that file electronically with the SEC. The information contained in each of these Prospectuses, the Statement of Additional Information of the Large Cap Value Fund and the Statement of Additional Information to this Combined Proxy Statement and Prospectus is incorporated herein by reference.

     This Combined Proxy Statement and Prospectus constitutes the proxy statement of the Equity Portfolio for the Special Meeting of Shareholders and the prospectus for the Large Cap Value Shares, which have been registered with the SEC and are to be issued in connection with the Reorganization.

     The Notice, this Combined Proxy Statement and Prospectus, and the accompanying proxy are expected to first be sent to shareholders of the Equity Portfolio on or about August __, 1997.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS COMBINED PROXY STATEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
SUMMARY  ....................................................................  1
         Proposed Reorganization and the Agreement...........................  1
         Reasons for Reorganization..........................................  1
         Risk Considerations.................................................  2
         Overview of the Equity Portfolio and the Large Cap Value Fund.......  2

RISK FACTORS.................................................................  7
         Over-the-Counter Market.............................................  7
         Foreign Securities and Emerging Markets.............................  7
         Investments in Technology Companies.................................  7
         Options and Futures Contracts.......................................  7

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES.............................  8
         Investment Objectives and Policies..................................  8
         Investment Limitations.............................................. 10
         Portfolio Manager................................................... 11

ADDITIONAL INFORMATION ABOUT THE AGREEMENT................................... 11
         Description of the Agreement........................................ 11
         Board Consideration................................................. 12
         Federal Income Tax Consequences..................................... 14

RIGHTS OF SHAREHOLDERS....................................................... 15
         Liability of Shareholders........................................... 16
         Election of Directors/Trustees; Terms; Annual Shareholder Meetings.. 16
         Removal of Trustees................................................. 16
         Special Meetings of Shareholders.................................... 17
         Liability of Directors/Trustees and Officers........................ 17
         Termination......................................................... 17
         Voting Rights of Shareholders....................................... 17
         Dissenters' Rights.................................................. 18
         Amendments to Organization Documents................................ 18

INFORMATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION................ 19

ADDITIONAL INFORMATION ABOUT EACH FUND....................................... 19
         Financial Information for the Equity Portfolio...................... 19
         Financial Information for the Large Cap Value Fund.................. 21
         Management Discussion and Analysis of Performance................... 21
         Further Information About PBHG Funds and the Large Cap Value Fund... 21
         Further Information About UAM Funds and the Equity Portfolio........ 22

CAPITALIZATION............................................................... 22

FINANCIAL STATEMENTS......................................................... 22

OWNERSHIP OF EQUITY PORTFOLIO AND PBHG LARGE CAP VALUE SHARES................ 23

INFORMATION RELATING TO VOTING MATTERS....................................... 24
         General Information................................................. 24
         Shareholder and Board Approvals..................................... 25
         Quorum   ........................................................... 25
         Other Business...................................................... 25
         Shareholder Inquiries............................................... 25

Exhibit A:        Prospectus of PBHG Large Cap Value Fund
Exhibit B:        Agreement and Plan of Reorganization
Exhibit C:        Discussion of Performance of PBHG Large Cap Value Fund
Exhibit D:        Discussion of Performance of Newbold's Equity Portfolio

                                     SUMMARY

     The following is a summary of certain information relating to the proposed Reorganization, the parties thereto, the transactions contemplated thereby, and is qualified by reference to the more complete information contained elsewhere in this Combined Proxy Statement and Prospectus and the Statement of Additional Information hereto, the Prospectuses of the Equity Portfolio and the Large Cap Value Fund (each, a "Fund" and together, "Funds"), the Statement of Additional Information for the Large Cap Value Fund and the Agreement dated as of June 26, 1997, which is attached to this Combined Proxy Statement and Prospectus as Exhibit B.

Proposed Reorganization and the Agreement.

     The Agreement and the Reorganization will result in the combination of the Equity Portfolio and the Large Cap Value Fund. The Large Cap Value Fund is a series of PBHG Funds, a Maryland corporation. The Equity Portfolio is a series of UAM Funds, a Delaware business trust. The Agreement provides that, on the closing date for the Reorganization (the "Closing Date"), which is currently scheduled to take place on September 29, 1997, substantially all of the property and assets of the Equity Portfolio (except for certain excluded assets and a reserve for certain expenses and liabilities) will be transferred to the Large Cap Value Fund. Upon such transfer, PBHG Funds will issue PBHG Class shares of the Large Cap Value Fund ("Large Cap Value Shares") to the Equity Portfolio. The Equity Portfolio will then make a liquidating distribution of the Large Cap Value Shares so received to the shareholders of the Equity Portfolio, so that a holder of shares of the Equity Portfolio ("Equity Portfolio Shares") on the Closing Date will receive that number of full and fractional Large Cap Value Shares having an aggregate net asset value equal to the aggregate net asset value of the shareholder's Equity Portfolio Shares immediately before the Closing Date. Following the Reorganization, the Equity Portfolio will pay or make provision for payment of all of its liabilities and will pay a dividend to its shareholders consisting of all undistributed income and capital gains, if any, recognized prior to the transfer of its assets. The Equity Portfolio will then be terminated as a series of the UAM Funds. For further information about the Reorganization and the Agreement, see "Additional Information About the Agreement."

     Ballard Spahr Andrews & Ingersoll, counsel for PBHG Funds, will issue an opinion as of the Closing Date to the effect that the Reorganization will constitute a tax-free reorganization for Federal income tax purposes. Thus, shareholders will not have to pay Federal income taxes as a result of the Reorganization. See "Additional Information About the Agreement -- Federal Income Tax Consequences."

Reasons for Reorganization.

     The Board of Trustees of UAM Funds, including the non-interested Trustees, has determined that it is in the best interests of the Equity Portfolio and its shareholders to reorganize into the Large Cap Value Fund. In making such determination, the Board of Trustees considered, among other things, the small asset size and lack of significant additional asset growth of the Equity Portfolio, and the resulting difficulty in achieving adequate economies of scale. As a result of the Equity Portfolio's current asset level and relatively slow asset growth, its investment adviser, Newbold's Asset Management, Inc. ("Newbold's"), has been voluntarily waiving a substantial portion of its advisory fees. Such voluntary fee waiver will not be continued after January 28, 1998. Without the fee waiver, for the month ended April 30, 1997, the Equity Portfolio's annualized expense ratio would have been 2.19% Upon consummation of the Reorganization, the annual expense ratio of the Large Cap Value Fund is expected to be 1.10%. Thus, the Board of Trustees determined that the combination of the two Funds is expected to provide Equity Portfolio shareholders with a more advantageous long-term cost structure than would otherwise be achievable by the Equity Portfolio.

     In addition, the Board of Trustees of UAM Funds considered the following factors: (a) the investment objectives of the Equity Portfolio and Large Cap Value Fund are similar as are their investment policies; (b) Newbold's serves as adviser to the Equity Portfolio and sub-adviser to the Large Cap Value Fund, providing day-to-day portfolio management for both Funds; (c) the Reorganization will be tax-free to the Equity Portfolio and its shareholders; and (d) holders of shares of the Large Cap Value Fund have a broader range of shareholder services available to them than holders of shares of the Equity Portfolio.

Risk Considerations.

     The risks involved in investing in the Equity Portfolio and Large Cap Value Fund are similar, given the similarities in the investment objectives, policies and restrictions of each Fund. There are differences, however, between certain of the investment limitations applicable to the Equity Portfolio and the investment limitations applicable to the Large Cap Value Fund. The primary differences are that: (1) the Equity Portfolio may not invest more than 5% of its assets at the time of purchase in securities of companies that have (with predecessors) a continuous operating history of less than 3 years, whereas the Large Cap Value Fund has no such limitation, (2) the Equity Portfolio may engage in leverage to a greater degree than the Large Cap Value Fund, because it may borrow amounts up to 33-1/3% of its gross assets, whereas the Large Cap Value Fund may only borrow up to 10% of its gross assets; and (3) while the Large Cap Value Fund may not purchase more than 10% of the voting securities of any issuer, the Equity Portfolio's corresponding limitation applies to only 75% of its assets; thus, up to 25% of the Equity Portfolio's assets may be invested without regard to that limitation, and, as a result, may be used to acquire larger positions in particular issuers than is permitted the Large Cap Value Fund. To the extent that the Equity Portfolio engages in leverage or acquires larger positions in a particular issuer's securities, its portfolio may be riskier than the portfolio of the Large Cap Value Fund.

Overview of the Equity Portfolio and the Large Cap Value Fund.

Investment Objectives and Policies.

     The investment objectives and policies of the Equity Portfolio and Large Cap Value Fund are similar. The investment objective of the Equity Portfolio is to achieve maximum long-term total return, consistent with reasonable risk to principal. The investment objective of the Large Cap Value Fund is long-term growth of capital and income; current income is a secondary objective. Both Funds, under normal market conditions, invest at least 65% of their total assets in a diversified portfolio of equity securities (i.e., common stocks, preferred stocks, rights, warrants and securities convertible into or exchangeable for common stocks) of large capitalization companies. Each Fund defines large capitalization companies as those companies with market capitalizations in excess of $1 billion at the time of purchase.

     Both Funds seek investment value and return by investing in companies that are undervalued or overlooked by the market. Using custom designed research models and proprietary software, which incorporate certain key elements of value investing, Newbold's, which is both adviser to the Equity Portfolio and sub-adviser to the Large Cap Value Fund, screens possible companies to identify a set of statistically attractive value companies. Newbold's then uses its fundamental research capabilities to assemble a portfolio of securities that are currently out of favor but which have the potential to achieve significant appreciation as the marketplace recognizes their fundamental value.

     There are certain differences between each Fund's investment limitations. See "Summary -- Risk Considerations" and "Comparison of Investment Objectives and Policies" for a further description of the similarities and differences between the investment objectives, policies and risks of the Equity Portfolio and the Large Cap Value Fund.

Advisory and Administrative Services

     Equity Portfolio

     Newbold's serves as investment adviser for the Equity Portfolio. Newbold's is entitled to receive a monthly advisory fee from the Equity Portfolio, computed at the annual rate of .50% of the Portfolio's average daily net asset value. Newbold's is a wholly-owned subsidiary of United Asset Management Corporation ("UAM"), a New York Stock Exchange listed holding company principally engaged, through affiliated firms, in providing institutional investment management services and acquiring institutional investment management firms.

     UAM Fund Services, Inc. ("UAMFSI"), a wholly-owned subsidiary of UAM, is responsible for performing and overseeing administrative, fund accounting, transfer agent and dividend disbursing agent services provided to the Equity Portfolio. UAMFSI's principal office is located at 211 Congress Street, Boston, MA 02110. UAMFSI has engaged Chase Global Funds Services Company ("CGFSC"), an affiliate of The Chase Manhattan Bank, to provide some of these services. CGFSC is located at 73 Tremont Street, Boston, MA 02108.

     The Equity Portfolio pays UAMFSI a two-part monthly fee: a portfolio-specific fee which is retained by UAMFSI and a sub-administration fee which UAMFSI in turn pays to CGFSC. The portfolio-specific fee for the Equity Portfolio is equal to .04% of the Equity Portfolio's aggregate net assets. The sub-administration fee paid to CGFSC is calculated based on the combined net assets of all of the series of the UAM Funds, as follows: 0.19% of the first $200 million of combined UAM Funds assets; 0.11% of the next $800 million of combined UAM Funds assets; 0.07% of combined UAM Funds assets in excess of $1 billion but less than $3 billion; and 0.05% of combined UAM Funds assets in excess of $3 billion. The sub-administration fees are allocated among the UAM Funds' series on the basis of their relative assets, subject to a graduated schedule of minimum fees per series, which starts at $2,000 per month and increases to $70,000 annually after two years. Because the Equity Portfolio has been in existence for two years, its minimum annual fee is $70,000

     UAM Fund Distributors, Inc. ("UAMFD"), a wholly-owned subsidiary of UAM with its principal office located at 211 Congress Street, Boston Massachusetts 02110, distributes the shares of the Equity Portfolio. UAMFD does not receive any fee or other compensation for its services in connection with the distribution of Institutional Class Shares of the Equity Portfolio.

     Large Cap Value Fund

     Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") serves as investment adviser for the Large Cap Value Fund and is entitled to receive a monthly advisory fee from the Large Cap Value Fund, computed at the annual rate of .65% of the Fund's average daily net asset value. Newbold's serves as investment sub-adviser for the Large Cap Value Fund, and is paid a monthly fee by Pilgrim Baxter at the annual rate of 0.50% of the average daily net assets of the Large Cap Value Fund. Pilgrim Baxter is a wholly-owned subsidiary of UAM.

     PBHG Fund Services ("PBFS"), a wholly owned subsidiary of Pilgrim Baxter, provides the Large Cap Value Fund with administrative services, including regulatory reporting and all necessary office space, equipment, personnel and facilities. For these administrative services, PBFS is entitled to a fee, which is calculated daily and paid monthly, at an annual rate of 0.15% of the average daily net assets of the Large Cap Value Fund. PBFS' principal place of business is 1255 Drummers Lane, Suite 300, Wayne, Pennsylvania 19087.

     SEI Fund Resources ("SEIFR"), an indirect wholly-owned subsidiary of SEI Investments Company ("SEI") and an affiliate of the Large Cap Value Fund's distributor, assists PBFS in providing administrative services to the Fund. For acting in this capacity, PBFS pays SEIFR a fee at the annual rate of 0.07% of the average daily net assets of the Large Cap Value Fund with respect to $2.5 billion of the total average daily net assets of all the series of the PBHG Funds, and a fee at the annual rate of 0.025% of the average daily net assets with respect to all series of the PBHG Funds' total average daily net assets in excess of $2.5 billion.

     SEI Investments Distribution Co. ("SEID"), Oaks, Pennsylvania 19456, a wholly-owned subsidiary of SEI, provides the Large Cap Value Fund with distribution services. No compensation is paid to SEID for its services in connection with the distribution of the PBHG Class Shares of the Large Cap Value Fund.

     DST Systems, Inc., P.O. Box 419534, Kansas City, Missouri 64141-6534, serves as the transfer agent, dividend disbursing agent and shareholder servicing agent for the Large Cap Value Fund.

Expense Levels

     The following table sets forth the current fees and expenses of the Equity Portfolio for the fiscal period ended April 30, 1997 and the Large Cap Value Fund for the month ended June 30, 1997 annualized. Neither the Equity Portfolio nor the Large Cap Value Fund charge a sales load in connection with purchases of their shares. The advisory fee currently paid by the Large Cap Value Fund is expected to remain unchanged as a result of the Reorganization. Certain of the other expenses of the Large Cap Value Fund (as a percentage of average net assets) are expected to decrease after consummation of the Reorganization as a result of the increase in the Large Cap Value Fund's assets.

Annual Operating Expenses
(as a percentage of average net assets after applicable fee waivers or expense reimbursement)

                              Large Cap             Equity            Estimated
                            Value Fund(1)        Portfolio(2)         Combined
                            -------------        ------------         ---------
Advisory Fees                   0.65%                0.00%              0.65%
Other Expenses                  0.65%                0.90%              0.48%
12b-1 Fees                       NONE               NONE(3)             NONE
Total Operating Expenses        1.30%                0.90%              1.13%(4)

----------

(1) Pilgrim Baxter has agreed to limit or waive its advisory fees or assume other expenses in an amount that operates to limit annual operating expenses of the Large Cap Value Fund to no more than 1.50% of its average daily net assets. Each such waiver of the Large Cap Value Fund's advisory fees or assumption of its other expenses by Pilgrim Baxter is subject to possible reimbursement in future years if such reimbursement can be achieved within the foregoing expense limitation. Nevertheless, it is not expected that Pilgrim Baxter will need to waive or limit its advisory fees or assume other expenses during the current fiscal year, assuming that the Large Cap Value Fund will have average assets of at least $50 million. The Large Cap Value Fund's "other expenses" specified above are based on estimated expenses for the current fiscal year, since the Large Cap Value Fund has only been in operation since January 2, 1997. For the period from the Large Cap Value Fund's inception on January 2, 1997 through its fiscal year and on March 31, 1997, absent fee waivers or expense reimbursements, the actual advisory fees and total operating expenses as a percentage of the average net assets of the Large Cap Value Fund were .85% and 1.74%, respectively. On March 6, 1997, the Board of Directors of The PBHG Funds voted to reduce the advisory fees of the Large Cap Value Fund from .85% to .65%, effective May 1, 1997.

(2) The Equity Portfolio's expenses specified in the table above reflect its expenses incurred during the fiscal year ended April 30, 1997 and take into account fee waivers and assumption of expenses by Newbold's. Absent fee waivers and the assumption of expenses, the total expense ratio for such period would have been 1.45% of average daily net assets. The foregoing expense figures reflect a waiver by Newbold's of all of an agreement by Newbold's to waive all or a portion of its Advisory Fee for the Equity Portfolio to keep the annual total operating expenses of the Equity Portfolio from exceeding .90% of its average daily net assets.

(3) The Equity Portfolio has authorized a class of shares, called "Institutional Service Class Shares", that are subject to a Rule 12b-1 fee of .40% annually of average net assets. Since the Equity Portfolio has not issued any of its Institutional Service Class Shares, however, information concerning that class of shares has not been included in this Combined Proxy Statement and Prospectus.

(4) The Estimated Combined expense figures specified above reflect the estimated effect of the Reorganization.

                            Example of Fund Expenses

     An investor would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period:

           Fund                1 Year       3 Years       5 Years      10 Years
           ----                ------       -------       -------      --------
PBHG Large Cap Value Fund        $13          $41           N/A           N/A
Newbold's Equity Portfolio        $9          $29           $50          $111
Pro Forma Combined               $11          $35           [ ]           [ ]

The example is based upon estimated total operating expenses for the Funds, as set forth in the "Annual Operating Expenses" table above. The example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. The purpose of this table is to assist the investor in understanding the various costs and expenses that may be directly or indirectly borne by investors in the Funds and, on a pro forma basis, in the Large Cap Value Fund after the Reorganization.

Organization.

     The UAM Funds is organized as a Delaware business trust. The PBHG Funds is organized as a Maryland corporation.

Purchase, Exchange and Redemption Policies

     Equity Portfolio

     The purchase price for shares acquired either directly or through reinvestment of dividends and distributions shall be the net asset value per share next determined after an order is received by UAM Funds or the net asset value next determined as of the close of business on the record date of the dividend or distribution. For information concerning Equity Portfolio purchase policies see the Equity Portfolio Prospectus.

     Shareholders of Institutional Class Shares of the Equity Portfolio currently have exchange privileges for Institutional Class Shares of other series of the UAM Funds. They will no longer have those privileges after the Reorganization.

     Shares of the Equity Portfolio may be redeemed by mail or telephone, at any time, without cost, at the net asset value of the Equity Portfolio next determined after receipt of a redemption request. No charge is made for redemptions. Normally, the Equity Portfolio will make payment for all shares redeemed under proper procedures within one day of, and no more than seven days after, the receipt of the request, or earlier if required under applicable law.

     Large Cap Value Fund

     Shares of the Large Cap Value Fund are sold on a continuous basis by SEID and may be purchased directly by individuals and institutions or through certain broker-dealers, financial institutions, or other service providers. PBHG Class shares of the Large Cap Value Fund are sold on a no-load basis, meaning that shares may be purchased, redeemed, and exchanged directly at net asset value without paying a sales charge. Broker-dealers, financial institutions, and other service providers, however, may charge an administrative fee on the purchase or redemption of Large Cap Value Shares. The purchase price will be net asset value next determined after the Large Cap Value Fund receives the shareholder's purchase request in proper form.

     No sales charge will be imposed on the issuance of Large Cap Value Shares in connection with the Reorganization.

     Due to the relatively high cost of maintaining smaller accounts, the Large Cap Value Fund will impose an annual $12.00 minimum account charge and reserves the right to redeem shares in any non-retirement account if, as the result of redemptions, the value of any account drops below the minimum initial investment amount specified above. Investors will be allowed at least 60 days, after notice from the Large Cap Value Fund, to make an additional investment to bring your account value up to at least the applicable minimum account size before the annual $12.00 minimum account fee is charged and/or the redemption of a non-retirement account is processed. The applicable minimum account charge will be imposed annually on any such account until the account is brought up to the applicable minimum account size.

     The minimum initial investment for the Large Cap Value Fund is $2500 for regular accounts and $2000 for Individual Retirement Accounts ("IRAs"). There is no minimum for subsequent purchases except for those (1) using the Systematic Investment Plan or (2) electing to purchase additional shares by telephone. No minimum applies to subsequent purchases effected by dividend reinvestment. Subsequent purchases through the Large Cap Value Fund's Systematic Investment Plan and by Telephone Purchase Authorization must be at least $25 and $1000, respectively.

     A purchase order will be effective as of the day received by the Large Cap Value Fund's transfer agent, if the transfer agent receives sufficient information to execute the order and receives payment before 4:00 p.m. Eastern time. Payment may be made by check or readily available funds. The Large Cap Value Fund offers a Systematic Investment Plan, Systematic Withdrawal Plan and a variety of tax-sheltered retirement plans, as well as Uniform Gift to Minors/Uniform Transfers to Minors accounts and custodial and fiduciary accounts. Purchase orders may also be made via Automated Clearing House and by Federal Reserve wire transfer.

     Once an account has been established, shares of the Large Cap Value Fund may be exchanged for shares of the other series of PBHG Funds currently available to the public. Shareholders are limited to four (4) exchanges annually from the Large Cap Value Fund to the PBHG Cash Reserves Fund. Exchanges are made at net asset value. The Fund reserves the right to change the terms and conditions of the exchange privilege, or to terminate the exchange privilege, upon sixty (60) days' notice.

     Redemption orders for shares of the Large Cap Value Fund received by the transfer agent prior to 4:00 p.m. Eastern time on any Business Day will be effective that day. Redemption orders may be placed by mail or by telephone. The redemption price of shares of the Large Cap Value Fund is the net asset value next determined after the redemption order is effective. Payment of redemption proceeds will be made as promptly as possible and, in any event, within seven days after the redemption order is received. Redemption payments may be made by check or by Federal Reserve wire or ACH transfer.

     Please refer to the Prospectus of the Large Cap Value Fund attached hereto as Exhibit A for further information on its purchase, exchange and redemption policies.

                                  RISK FACTORS

     A description of the risks associated with an investment in the shares of the Large Cap Value Fund is provided below.

Over-the-Counter Market

     The Large Cap Value Fund may invest in over-the-counter stocks. In contrast to the securities exchanges, the over-the-counter market is not a centralized facility which limits trading activity to securities of companies which initially satisfy certain defined standards. Generally, the volume of trading in an unlisted or over-the-counter common stock is less than the volume of trading in a listed stock. This means that the depth of market liquidity of some stocks in which the Large Cap Value Fund invests may not be as great as that of other securities and, if the Large Cap Value Fund were to dispose of such a stock, it might have to offer the shares at a discount from recent prices, or sell the shares in small lots over an extended period of time.

Foreign Securities and Emerging Markets

     The Large Cap Value Fund may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to the Large Cap Value Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

Investments in Technology Companies

     The Large Cap Value Fund may invest in equity securities of technology companies. Such securities have tended to be subject to greater volatility than securities of companies that are not dependent upon or associated with technological issues. Also, because many technology industries share common characteristics, an event or issue affecting one such industry may have a significant impact on these other, related industries and, thus, may affect the value of the Large Cap Value Fund's investments in technology companies.

Options and Futures Contracts.

     Although it has no current intention to do so, the Large Cap Value Fund may utilize futures contracts, and may write and purchase call and put options. The risk of loss in trading futures contracts can be substantial because of the low margin deposits required and the extremely high degree of leveraging involved in futures pricing. As a result, a relatively small price movement in a futures contract may cause an immediate and substantial loss or gain. The primary risks associated with the use of options and futures contracts are (i) imperfect correlations between the change in market value of the securities held by the Portfolio and the prices of the options or futures contracts purchased or sold by the Large Cap Value Fund; and (ii) possible lack of a liquid secondary market for an over-the-counter option or futures contract and the resulting inability to close the over-the-counter option or futures position prior to its maturity date, which could have an adverse impact on the Large Cap Value Fund's ability to execute futures and options strategies. Moreover, where these instruments are used for hedging purposes, the associated commissions and other costs may increase the Large Cap Value Fund's expenses and, if the market factors and other economic factors used in formulating the hedging strategy are incorrectly forecast, the Large Cap Value Fund might be in a better position if it had not hedged at all.

     Please see the Prospectus for the Large Cap Value Fund attached hereto as Exhibit A for further information concerning the investment policies and risks of an investment in its shares.

                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

     The investment objectives, the investment policies and the investment restrictions of the Equity Portfolio and Large Cap Value Fund are similar. There are, however, some differences in the investment limitations applicable to the Funds. The following discussion summarizes the investment objectives and policies of the Equity Portfolio and Large Cap Value Fund and is qualified in its entirety by the discussion in the Prospectuses and Statements of Additional Information of the Equity Portfolio and Large Cap Value Fund.

Investment Objectives and Policies.

     The investment objectives of both the Equity Portfolio and Large Cap Value Fund are fundamental, meaning that they may not be changed without a vote of the holders of a majority of the particular Fund's outstanding shares.

Large Cap Value Fund

     The Large Cap Value Fund seeks long-term growth of capital and income. Current income is a secondary objective. Under normal market conditions, the Fund will invest at least 65% of its total assets in a diversified portfolio of equity securities (i.e., common stocks, preferred stock, rights, warrants and securities convertible into or exchangeable for common stock) of large capitalization companies which, in the opinion of Pilgrim Baxter and Newbold's, are undervalued or overlooked by the market. Such large companies have market capitalizations in excess of $1 billion at the time of purchase.

     In selecting investments for the Large Cap Value Fund, Pilgrim Baxter and Newbold's emphasize fundamental investment value and consider the following factors, among others, in identifying and analyzing a security's fundamental value: the relationship of a company's potential earnings power to the current market price of its stock; continuing dividend income and the potential for increasing dividend growth; a strong balance sheet with a low financial leverage; low price/earnings ratio relative to either that company's historical results or the current ratios for other similar companies; and potential for favorable business developments. The Large Cap Value Fund may invest in equity securities of companies that are considered to be financially sound and attractive investments based on their long-term operations which may be experiencing temporary earnings declines or adverse economic conditions that may be company or industry specific or due to unfavorable publicity. The Large Cap Value Fund may invest in such companies when Pilgrim Baxter and Newbold's believe that those companies will react positively to changing economic conditions or that such companies have taken or are expected to take actions designed to return their earnings to historical levels or otherwise increase the market price of their securities.

     The equity securities in which the Large Cap Value Fund invests normally will be traded in the United States or Canada on a registered securities exchange or established over-the-counter markets. The Large Cap Value Fund may invest up to 15% of its total assets in securities, of foreign issuers, including ADRs, and may also invest up to 15% of its net assets in restricted or illiquid securities. The Large Cap Value Fund may also engage in securities lending. The Large Cap Value Fund may use high-quality money market investments or short-term bonds to reduce down side volatility during uncertain or declining market conditions. For temporary defensive purposes, the Large Cap Value Fund may invest in money market securities or short-term bonds without limitations. The Large Cap Value Fund may purchase securities on a when-issued or delayed delivery basis.

     The use of a valuation approach may result in investment selections that may be out-of-favor or counter to those of other investors. However, such an approach may also produce significant capital appreciation.

     The investment process used by Newbold's in providing sub-advisory services for the Large Cap Value Fund is both quantitative and fundamental. In seeking to identify attractive investment opportunities for the Large Cap Value Fund, Newbold's first creates a universe of companies each of whose current share price is low in relation to its real worth or future prospects. Using custom designed research models and proprietary software, which incorporate certain key elements of value investment (such as consistency of dividend payment, balance sheet strength and low stock price relative to its assets, earnings, cash flow and business franchise), Newbold's screens more than 8,000 possible companies and creates an initial universe of statistically attractive value companies. Following the creation of this universe of possible investments, Newbold's uses its fundamental research capabilities to carefully identify securities that are currently out of favor but which have the potential to achieve significant appreciations as the market place recognizes their fundamental value. Once constructed, portfolios are continually monitored for change. Newbold's follows a disciplined valuation approach that requires it to sell any portfolio security that they believe has become over-valued relative to the market. Sale of portfolio securities is primarily triggered by the relative change in price/earnings ratio. Adverse changes in other key value elements are, of course, factors that would also trigger a sale. Of course, there can be no assurance that use of these techniques will be successful, even over the long term.

Equity Portfolio

     The investment objective of the Equity Portfolio is to achieve maximum long-term total return, consistent with reasonable risk to principal, by investing primarily in a diversified portfolio of undervalued equity securities of statistically attractive companies.

     In seeking its investment objective, the Equity Portfolio will invest at least 65% of its total assets, under normal circumstances, in equity securities, consisting of common stock, preferred stock, convertible preferred stock, convertible bonds, rights and warrants. The Equity Portfolio will invest primarily in equity securities of large capitalization companies which are defined as those with equity capitalizations greater than $1 billion at the time of purchase.

     Newbold's believes that investment value and return can be achieved by investing in stocks with a low price relative to current earnings. This bottom-up approach seeks to identify companies whose earnings growth suggests an increasing stream of future dividend income and whose share prices represent a level below realizable value.

     Newbold's identifies prospective companies for the Equity Portfolio through a computerized screening process which rates on four key elements: Market capitalization - $1 billion or more for purposes of liquidity; Dividend payout - ordinarily must pay cash dividends; Financial leverage - debt should not be excessive, and an investment grade bond rating is required; and Return on average five year equity - after the three previous criteria have been applied, this evaluation is used as a measure of profitability in selecting the top 500 companies.

     The stock issues of the top 500 companies are then sorted by price/earnings ratio, ranked from highest to lowest and broken into five groups, each consisting of 100 stocks. The bottom two groups are subject to intense fundamental analysis by Newbold's. The objective is to assemble a portfolio of 40-70 statistically attractive stocks which represent relative "value" not generally recognized by the market. However, the Equity Portfolio has the flexibility to invest in less than 40 stock or more than 70 stocks, as Newbold's deems necessary. Earnings for cyclical stock are normalized in this valuation process.

     Once the portfolio has been constructed, its price/earnings multiples are continually monitored. The Equity Portfolio will stop buying a stock when its price/earnings ratio approaches the current price/earnings multiple of the Standard & Poors 500 Stock Index. The stock is sold when it moves above the market's multiple.

     When Newbold's believes that market conditions warrant a defensive position, up to 100% of the Equity Portfolio's assets may be held in cash and short-term investments. When the Equity Portfolio is in a defensive position, it may not necessarily be pursuing its stated investment objective.

     Under normal market conditions, subject to the investment limitations described in its Prospectus and Statement of Additional Information, the Equity Portfolio may invest up to 35% of its assets in the following securities: (1) short term domestic and foreign money market instruments; (2) repurchase agreements; (3) investment company securities; and (4) ADRs and foreign investments. The Equity Portfolio may also engage in securities lending as a means of earning income and may use options, futures contracts and options on futures contracts to reduce the overall risk of its investments.

Investment Limitations.

     Neither the Large Cap Value Fund nor the Equity Portfolio may change its fundamental investment limitations without the affirmative vote of the holders of a majority of its outstanding shares (as defined in the 1940 Act). However, investment limitations which are non-fundamental policies ("non-fundamental" or "operating" policies) of the Equity Portfolio and Large Cap Value Fund may be changed by their respective Boards without shareholder approval. The investment limitations of the Large Cap Value Fund and the Equity Portfolio are substantially similar and are set forth in each Fund's Prospectus and Statement of Additional Information.

     The primary differences are that: (1) the Equity Portfolio may not invest more than 5% of its assets at the time of purchase in securities of companies that have (with predecessors) a continuous operating history of less than 3 years, whereas the Large Cap Value Fund has no such limitation, (2) the Equity Portfolio may engage in leverage to a greater degree than the Large Cap Value Fund, because it may borrow amounts up to 33.3% of its gross assets, whereas the Large Cap Value Fund may only borrow up to 10% of its gross assets; (3) while the Large Cap Value Fund may not purchase more than 10% of the voting securities of any issuer, the Equity Portfolio's corresponding limitation applies to only 75% of its assets; thus, up to 25% of the Equity Portfolio's assets may be invested without regard to this limitation, and, as a result, may be used to acquire larger positions in particular issuers than is permitted the Large Cap Value Fund; and (4) the Equity Portfolio may pledge up to 33.3% of its total assets, whereas the Large Cap Value Fund may not pledge more than 10% of this total assets, and then only to secure permitted borrowings or in connection with permitted option and futures transactions.

     In addition, the Large Cap Value Fund has certain investment limitations for which the Equity Portfolio has no comparable limitation, i.e.: (1) the Large Cap Value Fund may not invest in oil, gas or other mineral exploration or development programs; (2) the Large Cap Value Fund may not purchase or sell puts, calls, straddles, spreads, or combinations thereof, except as permitted by the 1940 Act.

     Please see each Fund's Prospectus and Statement of Additional Information for further information concerning each Fund's investment limitations.

Portfolio Manager

     James H. Farrell, CFA, has managed the Large Cap Value Fund since its inception. Mr. Farrell also is a member of the Investment Committee at Newbold's that is responsible for the day-to-day management of the Equity Portfolio. Mr. Farrell joined Newbold's in September 1996 and is its Chief Investment Officer. Mr. Farrell until recently served as President of Farrell Seiwell, Inc., a registered investment adviser. Prior to joining Newbold's, he was an Investment Counselor in a sole proprietorship for two years. From 1983 to 1994, he was a partner at Cashman, Farrell and Associates, an investment advisory firm.

                   ADDITIONAL INFORMATION ABOUT THE AGREEMENT

     The terms and conditions under which the Reorganization may be consummated are set forth in the Agreement. Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Agreement, a copy of which is attached as Exhibit B to this Combined Proxy Statement and Prospectus and incorporated herein by reference.

Description of the Agreement

     The Agreement provides that at the Closing Date substantially all of the property and assets of the Equity Portfolio will be transferred to the Large Cap Value Fund free and clear of all liens, encumbrances, and claims, except for (a) any unamortized or deferred fees or expenses, prepaid expenses or goodwill shown as assets on the books of the Equity Portfolio and (b) cash or bank deposits (the "Reserve Account") in an amount necessary: (i) to discharge all of the unpaid liabilities on the books and records of the Equity Portfolio at the Closing Date, including any amounts due to shareholders of the Equity Portfolio for unpaid dividends or otherwise; and (ii) to pay contingent liabilities, if any, that the Board of Trustees of UAM Funds may reasonably deem to exist against the Equity Portfolio at the Closing Date. (The property and assets to be transferred to the Large Cap Value Fund are referred to herein as the "Equity Portfolio Net Assets.") Upon the satisfaction or other resolution of all such liabilities and obligations, any amount remaining from the Reserve Account will be transferred to the Large Cap Value Fund.

     In exchange for the transfer to the Large Cap Value Fund of the Equity Portfolio Net Assets, PBHG Funds will simultaneously issue at the Closing Date full and fractional Large Cap Value Shares to the Equity Portfolio for distribution pro rata by the Equity Portfolio to its shareholders. The number of Large Cap Value Shares so issued by PBHG Funds will have an aggregate net asset value equal to the value of the Equity Portfolio Net Assets on the Closing Date.

     Following the close of business on the Closing Date, the Equity Portfolio will distribute pro rata to its shareholders the Large Cap Value Shares received by the Equity Portfolio in liquidation thereof. Each shareholder owning Equity Portfolio Shares at the Closing Date will receive that number of Large Cap Value Shares having a aggregate net asset value equal to the aggregate net asset value of his or her Equity Portfolio Shares, plus the right to receive any dividends or distributions which were declared before the Closing Date but that remained unpaid at that time on the Equity Portfolio Shares. In connection with the Reorganization, the Equity Portfolio will be terminated as a series of UAM Funds.

     The share transfer books of the Equity Portfolio will be permanently closed as of the close of business on the day immediately preceding the Closing Date. Redemption requests received thereafter by the Equity Portfolio will be deemed to be redemption requests for Large Cap Value Shares. If any Equity Portfolio Shares held by a former Equity Portfolio shareholder are represented by a share certificate, the certificate must be surrendered to the Large Cap Value Fund for cancellation, or verification of such certificate's loss and indemnification with respect to such loss must be established, before the Large Cap Value Shares received by such shareholder in the Reorganization can be redeemed or transferred.

     The Reorganization is subject to a number of conditions, including, among other things: (a) approval of the Agreement and the transactions contemplated thereby described in this Combined Proxy Statement and Prospectus by the Equity Portfolio's shareholders; (b) the receipt of certain legal opinions described in Sections 7 and 8 of the Agreement, which include a legal opinion that the Large Cap Value Shares issued and outstanding at the Closing Date will be duly authorized, validly issued, fully paid, and non-assessable and a legal opinion that the Reorganization will not give rise to the recognition of income, gain, or loss for federal income tax purposes to the Equity Portfolio, the Large Cap Value Fund, or their respective shareholders; (c) the receipt of certain certificates from the parties concerning the continuing accuracy of the representations and warranties in the Agreement and other matters; and (d) the parties' performance of their respective agreements and undertakings in the Agreement. Assuming satisfaction of the conditions in the Agreement, the Closing Date will be on September 30, 1997, or such other date as is agreed to by the parties.

     The Agreement provides that PBHG Fund Services shall be responsible for reimbursement of the expenses incurred by the Large Cap Value Fund, and that Newbold's shall be responsible for reimbursement of the expenses incurred by the Equity Portfolio, in connection with the Reorganization (which expenses include the fees and disbursements of attorneys and auditors and proxy printing and solicitation expenses) and any related transfer fees and brokerage fees.

     The Agreement and the Reorganization described therein may be abandoned at any time prior to the Closing Date by the mutual consent of the parties to the Agreement. In such event, there shall be no liability for damages on the part of either the Equity Portfolio or the Large Cap Value Fund, or UAM Funds' Board of Trustees or officers or PBHG Funds' Board of Directors or officers, but PBHG Fund Services and Newbold's shall be liable for reimbursement of all reasonable expenses incurred by the Funds in connection with entering into and carrying out the transaction contemplated by the Agreement. The Agreement provides further that at any time prior to or after approval of the Agreement by the Equity Portfolio's shareholders, the Equity Portfolio and the Large Cap Value Fund, by written agreement, may amend, modify, or supplement the Agreement. The Agreement further provides that no such amendment, modification, or supplement may have the effect of changing the provisions for determining the number of Large Cap Value Shares to be distributed to Equity Portfolio shareholders under the Agreement to the detriment of the Equity Portfolio shareholders, unless the Equity Portfolio shareholders approve such change or unless the amendment merely changes the Closing Date.

Board Consideration

     Based upon their evaluation of the relevant information presented to them, and in light of their fiduciary duties under federal and state law, the Board of Trustees of UAM Funds has unanimously determined that the proposed Reorganization is in the best interest of the shareholders of the Equity Portfolio, and recommends the approval of the Reorganization Agreement by such shareholders at the Special Meeting. The following is a summary of the information that was presented to, and considered by, the Board of Trustees in making their determination.

     Initially, the Board of Trustees reviewed several areas of concern regarding the Equity Portfolio. The Board of Trustees considered that (a) the relatively small asset size of the Equity Portfolio had prevented it from realizing significant economies of scale in reducing its expense ratio (absent waivers of fees and assumption of expenses by Newbold's); (b) Newbold's on a voluntary basis has continuously waived a substantial portion of its advisory fee since the Equity Portfolio's inception; (c) based on the Equity Portfolio's historical asset growth, its assets were unlikely to grow sufficiently in the foreseeable future to result in significant economies of scale; (d) in the absence of significant asset growth, it was unlikely that Newbold's would receive its full advisory fee; and (e) because the voluntary fee cap prevents Newbold's from achieving any profits from its services to the Equity Portfolio, Newbold's had determined not to continue its voluntary fee waiver, effective January 28, 1998.

     The alternative that the Board of Trustees felt offered the greatest likelihood of addressing the lack of economies of scale and projected expense increases and would be most beneficial to the Equity Portfolio shareholders was the reorganization of the Equity Portfolio into an investment company with substantially similar investment objectives, policies and restrictions. At a meeting of the Board of Trustees held on June 19, 1997, the Board of Trustees considered the proposed Reorganization on behalf of the Equity Portfolio. During the course of their review and deliberation, the Trustees evaluated the potential benefits and detriments to the Equity Portfolio and its shareholders. The Trustees requested and received from Newbold's written materials containing relevant information about the Large Cap Value Fund and the proposed Reorganization, including fee and expense information on an actual and pro forma basis, and comparative performance data. Newbold's also provided the

Trustees with historical asset growth information, comparative expense ratio information, analyses of the benefits to the shareholders of the Equity Portfolio resulting from the proposed Reorganization, and a variety of other information relevant to the consideration of the proposed Reorganization. In this regard, the Board of Trustees evaluated the current and contractual expense ratios of the Large Cap Value Fund and compared such expense ratios with the current and contractual expense ratios of the Equity Portfolio. In addition, the Board of Trustees considered the anticipated expenses and charges of the Large Cap Value Fund that, after the Reorganization, would be borne directly and indirectly by the shareholders of the Equity Portfolio. As part of this evaluation, the Board of Trustees considered, among other things, estimates of the Large Cap Value Fund's potential for asset growth, including information concerning the Large Cap Value Fund's historical rate of asset growth, and the effect such asset growth might would have on the Large Cap Value Fund's expense ratio.

     The Board of Trustees also considered the additional efficiencies and benefits for shareholders of the Equity Portfolio that are expected to result from the Reorganization, including that the Reorganization will provide the Equity Portfolio's shareholders with enhanced shareholder services.

     The Board of Trustees also considered information that, as of April 30, 1997, absent Newbold's voluntary fee waiver, the Equity Portfolio's current annualized expense ratio as calculated for the month ended April 30, 1997 would have been 2.19% which is clearly higher than Large Cap Value Fund's expense ratio of 1.26% (assuming the currently applicable advisory fee was in effect during that period)1. The Board of Trustees further noted that, on a pro forma basis, the estimated expense ratio of the combined Funds were expected to be 1.13%, assuming that there is no additional asset growth for either Fund prior to the Closing Date of the Reorganization. While the Board noted that this expense ratio is greater than the Equity Portfolio's current expense ratio of 0.90% (after fee waivers by Newbold's), it also observed that an expense ratio of 1.13% would result in a decrease of 1.06% in current annual expenses for shareholders if the current annualized expense ratios for both Funds were compared on an actual "before waivers" basis as of April 30, 1997. The Board also noted that because the 0.90% voluntary fee cap prevents Newbold's from achieving any profit from its services to the Equity Portfolio, Newbold's has determined not to renew its voluntary fee cap, which will expire on January 28, 1998. Such an event the Board observed would cause the current annual expense ratio of the Equity Portfolio to increase to approximately 2.19% of total assets, assuming its assets remain at the current level. The Board of Trustees also considered information indicating that the Large Cap Value Fund's advisory fee was well within the range of advisory fees paid by other equity funds with similar investment objectives. In addition, the Board considered that the total estimated expense ratio (on a pro forma basis) of the Large Cap Value Fund is below the average and median expense ratios paid by other similarly managed funds. Accordingly, in light of the effect additional asset growth is expected to have on the Large Cap Value Fund's expense ratio, the Board of Trustees concluded that the proposed Reorganization is likely to result in a more favorable long-term cost structure for the Equity Portfolio's shareholders than would otherwise be obtainable.

     The Board of Trustees considered the compatibility of the Equity Portfolio's and Large Cap Value Fund's investment objectives, policies and restrictions. In this regard, the Board of Trustees specifically considered whether the shareholders of the Equity Portfolio would be subject to additional potential or actual risks as shareholders of the Large Cap Value Fund and determined that, under the Large Cap Value Fund's investment objectives, policies

----------
1 The expense ratio for the Equity Portfolio for the month ending April 30, 1997 contained certain extrordinary expenses and charges that typically are incurred by a mutual fund during the last month of a fund's fiscal year. If such expenses had not been included in the Equity Fund's expense ratio, its current annual expense ratio, as calculated for the month ending April 30, 1997, would have been 1.95% absent fee waivers. Expenses of the Equity Portfolio significantly increased in April 1997 as a result of the completionof the phase-in of a minimum annual fee of $70,000 for accounting, administrative and transfer agency services provided by Chase Global Fund Services Company. This minimum annual fee is in addition to the annual fee of .06% of average daily net assets of the Equity Portfolio charged by UAM Fund Services, Inc.

and limitations, the Equity Portfolio's shareholders in some respects would be subject to less risk. The Board of Trustees also considered those provisions of the Agreement relating to the pricing of shares to be exchanged.

     The Board of Trustees further noted that the Reorganization would result in continuity of investment advisory services, since the Equity Portfolio currently employs Newbold's as investment adviser and Large Cap Value Fund employs Newbold's as investment sub-adviser, and the individual who serves as the portfolio manager for the Large Cap Value Fund also serves on the Investment Committee for the Equity Portfolio. The Board of Trustees noted further that no sales or other charges would be imposed on any of the Large Cap Value shares acquired by shareholders of the Equity Portfolio in connection with the Reorganization.

     Finally, the Board of Trustees on behalf of the Equity Portfolio reviewed the terms of the Reorganization Agreement. The Board of Trustees noted that the Equity Portfolio would be provided with an opinion of counsel with respect to the tax-free treatment of the Reorganization.

     Based upon their evaluation of the relevant information presented to them, and in light of their fiduciary duties under federal and state law, the Board of Trustees unanimously determined that the proposed Reorganization was in the best interests of the Equity Portfolio and its shareholders and that the interests of the Equity Portfolio shareholders will not be diluted as a result of the proposed Reorganization, and recommended the approval of the Reorganization Agreement by shareholders at the Special Meeting.

     On June 26, 1997, the Board of Directors of the PBHG Funds considered the proposed Reorganization with respect to the Large Cap Value Fund. Based upon their evaluation of the relevant information provided to them, and in light of their fiduciary duties under federal and state law, the Board of Directors unanimously determined that (a) the proposed Reorganization was in the best interests of the Large Cap Value Fund and its shareholders and (b) the interests of the existing Large Cap Value Fund shareholders will not be diluted as a result of the proposed Reorganization.

Federal Income Tax Consequences

     The following is a general summary of the material federal income tax consequences of the Reorganization to the shareholders of the Equity Portfolio and is based upon the current provisions of the Code, the existing Treasury regulations thereunder, current administrative rulings of the Internal Revenue Service (the "IRS") and judicial decisions, all of which are subject to change.

     The principal Federal income tax consequences that are expected to result from the Reorganization, under currently applicable law, are as follows: (i) the Reorganization will qualify as a "reorganization" within the meaning of Section 368(a)(1)(c) of the Code; (ii) no gain or loss will be recognized by the Equity Portfolio upon the transfer of its assets to the Large Cap Value Fund; (iii) no gain or loss will be recognized by any shareholder of the Equity Portfolio upon the exchange of shares of the Equity Portfolio solely for shares of the Large Cap Value Fund; (iv) no gain or loss will be recognized by the Large Cap Value Fund as a result of the Reorganization; (v) the tax basis of the shares of Large Cap Value Fund to be received by a shareholder of the Equity Portfolio will be the same as the tax basis of the shares of the Equity Portfolio surrendered in exchange therefor; (vi) the basis to the Large Cap Value Fund of the assets of the Equity Portfolio will be the same as the basis of those assets in the hands of the Equity Portfolio immediately prior to the Reorganization; and (vii) the holding period of the shares of Large Cap Value Fund to be received by a shareholder of the Equity Portfolio will include the holding period for which such shareholder held the shares of the Equity Portfolio exchanged therefor, provided that such shares of the Equity Portfolio are capital assets in the hands of such shareholder as of the Closing Date.

     As a condition to the Closing, Ballard Spahr Andrews & Ingersoll will render a favorable opinion as to the foregoing Federal tax consequences of the Reorganization, which opinion will be conditioned upon the accuracy, as of the date of the Agreement and as of the Closing, of certain representations upon which Ballard Spahr Andrews

& Ingersoll will rely, including but not limited to, the following (taking into account for purposes thereof any events occurring on, prior or subsequent to the Closing Date that are part of the plan of reorganization): (A) there is no plan or intention by the shareholders of the Equity Portfolio to sell, exchange or otherwise dispose of a number of shares of Large Cap Value Fund received in the Reorganization that would reduce the Equity Portfolio Shareholders' ownership of Large Cap Value Fund shares to a number of shares having a value, as of the Closing Date, of less than 50% of the value of all of the formerly outstanding shares of the Equity Portfolio as of the Closing Date; (B) Large Cap Value Fund will acquire at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by the Equity Portfolio immediately prior to the Reorganization, excluding any assets held by the Equity Portfolio that are to be distributed (pursuant to the Act and not in excess of the requirements of Section 852 of the Code) as regular, normal dividends in the ordinary course of the Equity Portfolio's business; (C) following the Reorganization, Large Cap Value Fund will continue the historic business of the Equity Portfolio (for this purpose "historic business" shall mean the business most recently conducted by the Equity Portfolio which was not entered into in connection with the Reorganization) or use at least fifty percent (50%) of the Equity Portfolio's historic business assets in its business; (D) at the direction of the Equity Portfolio, PBHG Funds will transfer to the Equity Portfolio's shareholders pro rata the shares of Large Cap Value Fund that the Equity Portfolio receives in the Reorganization and the Equity Portfolio will distribute its other properties (if any) to its shareholders on, or as promptly as practicable after, the Closing Date and terminate its existence as a separate series of UAM Funds; (E) Large Cap Value Fund has no plan or intention to reacquire any of its shares issued in the Reorganization, except to the extent that Large Cap Value Fund is required by the Investment Company Act to redeem any of its shares presented for redemption; (F) Large Cap Value Fund does not plan or intend to sell or otherwise dispose of any of the assets of the Equity Portfolio acquired in the Reorganization, except for dispositions made in the ordinary course of its business or dispositions necessary to maintain its status as a "regulated investment company" under the Code; (G) Large Cap Value Fund, the Equity Portfolio and the shareholders of the Equity Portfolio will pay their respective expenses, if any, incurred in connection with the Reorganization; and (H) the Equity Portfolio and the Large Cap Value Fund will each satisfy (Pilgram Baxter has agreed to assume or reimburse all such expenses incurred by the Large Cap Value Fund and the Equity Portfolio in connection with the Reorganization) the requirements of Subchapter M of Subtitle A of the Code for qualification as a "regulated investment company" (other than definitional requirement of Section 851(a)) for their respective taxable years that include the Closing Date.

     Neither UAM Funds nor PBHG Funds has sought a tax ruling from the Internal Revenue Service ("IRS"). The opinion of counsel is not binding on the IRS and does not preclude the IRS from adopting a contrary position.

     The foregoing description of the Federal income tax consequences of the Reorganization is made without regard to the particular facts and circumstances of any shareholder of the Equity Portfolio. The tax consequences to certain Equity Portfolio shareholders, such as dealers in securities, foreign persons, mutual funds, insurance companies and tax-exempt entities, that are subject to special treatment under the Code or under the laws of other jurisdictions may differ materially from those outlined above. All the Equity Portfolio shareholders are urged to consult their own tax advisors as to the specific consequences to them of the Reorganization, including the applicability and effect of state, local, foreign and other tax laws.

                             RIGHTS OF SHAREHOLDERS

     PBHG Funds is organized as a Maryland corporation and UAM Funds is a Delaware business trust. There is much that is similar between the two forms of organization. For example, the responsibilities, powers and fiduciary duties of the trustees of UAM Funds are substantially the same as those of the directors of PBHG Fund.

     There are, however, certain differences between the two forms of organization. The operations of the PBHG Funds, as a Maryland corporation, are governed by its Articles of Incorporation and applicable Maryland law. The operations of UAM Funds, as a Delaware business trust, are governed by its Agreement and Declaration of Trust, as amended (the "Declaration of Trust") and Delaware law.

Liability of Shareholders

     The Delaware Business Trust Act provides that shareholders of a Delaware business trust shall be entitled to the same limitations of liability extended to shareholders of private for-profit corporations. There is, however, a remote possibility that, under certain circumstances, shareholders of a Delaware business trust may be held personally liable for that trust's obligations to the extent the courts of another state which does not recognize such limited liability were to apply the laws of such state to a controversy involving such obligations. The Declaration of Trust provides that shareholders of UAM Funds shall not be subject to any personal liability for acts or obligations of UAM Funds and that every written agreement, obligation or other undertaking made or issued by UAM Funds shall contain a provision to the effect that shareholders are not personally liable thereunder. In addition, the Declaration of Trust provides for indemnification out of UAM Funds property for any shareholder held personally liable solely by reason of his or her being or having been a shareholder. Therefore, the risk of any shareholder incurring financial loss beyond his investment due to shareholder liability is limited to circumstances in which UAM Funds itself is unable to meet its obligations and the express disclaimer of shareholder liabilities is determined not to be effective. Given the nature of UAM Funds' assets and operations, the possibility of UAM Fund being unable to meet its obligations is considered remote, and given the nature of UAM Funds' operations, even if a claim were brought against UAM Funds and a court determined that shareholders were personally liable, it would likely not impose a material obligation on a shareholder.

     Shareholders of a Maryland corporation generally do not have personal liability for a corporation's obligations, except a shareholder may be liable to the extent that he receives any distribution which exceeds the amount which he could properly receive under Maryland law or where such liability is necessary to prevent fraud.

Election of Directors/Trustees; Terms; Annual Shareholder Meetings

     The shareholders of UAM Funds initially elected the trustees at a meeting of the shareholders held prior to the effective date of the Registration Statement under the 1940 Act. Trustees elected thereat serve for the life of the trust, subject to the earlier death, incapacitation, resignation, retirement or removal (see below) of any such trustee. Shareholders may elect successors to such trustees only at special meetings of shareholders called by the trustees. UAM Funds is not required to hold annual meetings.

     The By-laws of the PBHG Fund provide that the Directors shall be elected at the annual meeting of the shareholders provided that such annual meetings for the election of Directors are required under the 1940 Act. The 1940 Act requires that at least two-thirds of the directors of an investment company be elected by shareholders. If no such annual meeting is required, Directors shall be elected at next annual meeting. Elections may also be held at a special meeting of shareholders called for the purpose of electing Directors.

Removal of Trustees/Directors

     A trustee of UAM Funds may be removed at any time by written instrument signed by at least two-thirds of the trustees and specifying the date upon which such removal becomes effective. The Declaration of Trust provides that in the case of removal of a trustee, the remaining trustees may either fill the vacancy or leave the vacancy unfilled, subject to the requirements of the 1940 Act. Any appointment of a trustee shall be evidenced by a written instrument signed by a majority of the trustees in office. Trustees may be removed with or without cause.

     Under PBHG Funds' Articles of Incorporation, removal of a director requires the affirmative vote of a majority of: (i) the Board of Directors, (ii) a committee of the Board of Directors appointed for such purpose, or (iii) the shareholders of the outstanding shares of PBHG Funds. Directors may be removed with or without cause.

Special Meetings of Shareholders

     UAM Funds' Declaration of Trust provides that only trustees may call special meetings of shareholders. Special meetings may be called for the purpose of electing trustees or for any other action requiring shareholder approval (see below), or for any matter deemed by the trustees to be necessary or desirable.

     The PBHG Funds' By-Laws provide that a special meeting of shareholders may be called by the President, Secretary, a majority of the Board of Directors or by holders of shares entitled to cast at least 10% of the votes entitled to be cast at the special meeting. Requests for special meetings must, among other things, state the purpose of such meeting and the matters to be voted upon. No special meeting may be called to consider any matter previously voted upon at a special meeting called by the shareholders during the preceding twelve months, unless requested by a majority of all shares entitled to vote at such meeting.

Liability of Directors/Trustees and Officers; Indemnification

     Delaware law provides that trustees acting under a governing instrument shall not be liable to the business trust or any shareholders thereof for acting in good faith reliance on the provision of such instrument and that the trustee's liabilities may be expanded or restricted by such instrument. Under UAM Funds' Declaration of Trust, the trustees and officers of UAM Funds are not liable for any act or omission or any conduct whatsoever in their capacity as trustees, except for liability to the trust or shareholders due to willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of trustee. Delaware law allows a business trust to indemnify and hold harmless any trustee or other person from and against any and all claims and demands whatsoever. UAM Funds' Declaration of Trust allows for the indemnification of trustees and officers to the fullest extent permitted by Delaware law, except with respect to any matter in which it has been determined that such director or officer acted with willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties.

     Maryland law permits a corporation to include a provision in its certificate of incorporation to eliminate liability of its directors and officers to the corporation or its stockholders subject to two exceptions: receipt of an improper benefit or profit and for active and deliberate dishonesty. PBHG Funds' Articles of Incorporation eliminates director and officer liability to the fullest extent permitted under Maryland law. Under Maryland law, indemnification of directors and officers is mandatory if such director or officer has been successful on the merits or otherwise in the defense of certain proceedings. Maryland law permits indemnification for other matters unless it is established that the act or omission giving rise to the proceeding was (i) committed in bad faith, (ii) a result of active and deliberate dishonesty, (iii) one in which a director or officer actually received an improper benefit.

Termination

     UAM Funds' Declaration of Trust provides that UAM Funds may be terminated at any time (i) by the vote of shareholders holding a majority of shares outstanding, or (ii) by the trustees after written notice to shareholders.

     The liquidation or dissolution of PBHG Funds is governed by Maryland law, which requires the affirmative vote of a majority of the Board of Directors and two-thirds of the stockholders entitled to vote on the dissolution.

Voting Rights of Shareholders

     UAM Funds' Declaration of Trust grants shareholders power to do the following: (i) elect trustees; (ii) approve certain contracts, such as investment advisory contracts, as required by the 1940 Act; (iii) terminate or reorganize the trust; (iv) approve certain amendments to Bylaws; and (vii) approve such additional matters as may be required by law or as the trustees, in their sole discretion, shall determine.

     Shareholders of a Maryland corporation such as PBHG Funds are entitled to vote on, among other things, those matters which effect fundamental changes in the corporate structure (such as a merger, consolidation or sale of substantially all of the assets of the corporation) as provided by Maryland corporation law.

Dissenters' Rights

     Under Maryland law, a PBHG Funds shareholder may not demand the fair value of his shares from the successor company in a transaction involving the transfer of the PBHG Funds' assets, and is bound by the terms of the transaction.

     Pursuant to the Declaration of Trust, UAM Funds' shareholders do not have appraisal or dissenters' rights.

Amendments to Organization Documents

     The trustees of UAM Funds may, without shareholder approval, amend the Declaration of Trust at any time, except that no amendment may be made which repeals the limitations of personal liability of any shareholder or the prohibition on assessment upon shareholders with the express consent of the shareholder(s) involved. No amendment to the Bylaws which otherwise adversely affects the rights of shareholders may be adopted without the approval of the shareholders holding a majority of the votes entitled to vote.

     Consistent with Maryland law, PBHG Funds' Articles of Incorporation provides that PBHG Funds reserves the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation in the manner now or hereafter prescribed by statute, including any amendment that alters the contract rights, as expressly set forth in the Articles of Incorporation, of any outstanding stock, and all rights conferred on shareholders are granted subject to this reservation. The Board of Directors of PBHG Funds may approve amendments to the Articles of Incorporation to classify or reclassify unissued shares of a class of stock without shareholder approval. Other amendments to PBHG Funds' Articles of Incorporation will be adopted if approved by a majority of the votes at any meeting at which a quorum is present. PBHG Funds' Bylaws provide that the Bylaws may be amended at any regular meeting or special meeting of the stockholders provided that notice of such amendment is contained in the notice of the special meeting. Except as to any particular Bylaw which is specified as not subject to amendment by the Board of Directors, the Bylaws may be also amended by the affirmative vote of a majority of the Board of Directors at any regular or special meeting of the Board.

          INFORMATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

     This Combined Proxy Statement and Prospectus and the related Statement of Additional Information do not contain all of the information set forth in the registration statements and the exhibits relating thereto and the annual reports which UAM Funds and PBHG Funds have filed with the SEC pursuant to the requirements of the Securities Act of 1933 and the 1940 Act, to which reference is hereby made. The SEC file number for UAM Funds registration statement containing the Prospectus and Statement of Additional Information relating to the Equity Portfolio is Registration No. 33-79858. Such Prospectus is incorporated herein by reference. The SEC file number for PBHG's registration statement containing the Prospectus and Statement of Additional Information relating to the Large Cap Value Fund is Registration No. 2-99810. Such Prospectus and Statement of Additional Information are incorporated herein by reference.

     The Equity Portfolio and the Large Cap Value Fund are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the 1940 Act, as applicable, and, in accordance with such requirements, files proxy materials, reports, and other information with the SEC. These materials can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at the SEC's Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048, and at the SEC's Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.

                     ADDITIONAL INFORMATION ABOUT EACH FUND

Financial Information for the Equity Portfolio

     Set forth below is financial information about the Equity Portfolio. It is based on a share outstanding from the Equity Portfolio's inception on September 13, 1995 through its fiscal year ended April 30, 1997. This information is derived from financial statements audited by Price Waterhouse LLP, independent accountants to UAM Funds. The data should be read in conjunction with the financial statements, related notes, and Price Waterhouse LLP's report thereon, which are included in the Annual Report to Shareholders of Newbold's Equity Portfolio dated April 30, 1997. A copy of the Annual Report to Shareholders of Newbold's Equity Portfolio can be obtained without cost by contacting the Equity Portfolio at the address appearing on the cover page of this Combined Proxy Statement and Prospectus or by calling 1-800-638-7983.

                                 UAM Funds Trust
                           Newbold's Equity Portfolio
                              FINANCIAL HIGHLIGHTS

Per Share Data and
Ratios for a Share
Outstanding Throughout
the Period Indicated:
                                                           April 30
                                                  --------------------------
                                                    1997             1996(a)
                                                  -------            -------
Net asset value, Beginning                        $ 10.98            $10.00
of period
Net Investment Income (Loss)                         0.24              0.14

Net Realized and Unrealized
Gains or Losses on                                   1.79              0.98
  Investments
Distributions From Net                              (0.25)            (0.12)
   Investment Income
Distribution from Capital Gains                     (1.25)            (0.02)
Net Asset Value, End of                           $ 11.51           $ 10.98
                                                  =======           =======
Period
Total Return: (b)                                   19.89%            11.31%(b)
Net Assets, End of Period (000)                   $12,642           $14,090
Ratio of Expenses to
  Average Net Assets                                 0.90%             0.90%*
Ratio of Net Investment
  Income to Average Net                              2.10%             2.27%*
  Assets
Voluntarily Waived Fees and
  Expenses Assumed by the Adviser
 Per Share                                          $0.06             $0.06

Portfolio Turnover Rate                                83%               75%

Average Commission Rate                           $0.0599           $0.0566

----------

*    Calculated on an annualized basis.
(a)  September 13, 1995. (commencement of operations) to April 30, 1997.
(b)  Total return has not been annualized.
(c) Total Return would have been lower had certain fees not been waived and expenses assumed by the Adviser.

Financial Information for the Large Cap Value Fund

     Set forth below is financial information about the Large Cap Value Fund.
It is based on a single share outstanding from the Large Cap Value Fund's inception on January 2, 1997 through its fiscal year end on March 31, 1997. This information is derived from financial statements for such period audited by Coopers & Lybrand, LLP, independent accountants to PBHG Funds. The data should be read in conjunction with the financial statements, related notes, and Coopers & Lybrand, LLP's report thereon which are included in the Annual Report to Shareholders of The PBHG Funds, Inc. dated March 31, 1997. A copy of the Annual Report to Shareholders of The PBHG Funds, Inc. which is incorporated by reference and can be obtained without cost by contacting PBHG Funds at the address appearing on the cover page of this Combined Proxy Statement Prospectus or by calling 1-800-433-0051.

                              The PBHG Funds, Inc.:

                            PBHG Large Cap Value Fund
                              FINANCIAL HIGHLIGHTS
Per Share Data and
Ratios for a Share
Outstanding Throughout
the Period Indicated:
                                                             January 2, 1997
                                                                 through
                                                             March 31, 1997(a)
                                                             -----------------
Net asset value, Beginning                                       $ 10.00
of period
Net Investment Income (Loss)                                       $0.02
Realized and Unrealized Gains                                      $0.09
or Losses on Securities
Distribution from Net                                              $0.00
Investment Income
Distribution from Capital Gains                                    $0.00
Net Asset Value, End of Period                                   $ 10.11
                                                                 =======

Total Return:(b)                                                    1.10%
Net Assets, End of Period (000)                                  $26,262
Ratio of Expenses to                                                1.50%*
  Average Net Assets
  Ratio of Net Investment Income to                                 1.61%*
  Average Net Assets
  Ratio of Expenses to Average Net                                  1.74%
  Assets (Excluding Waivers)
  Ratio of Net Investment Income to                                 1.37%*
  Average Net Assets (excluding
  waivers)
Portfolio Turnover Rate                                              .00%

Average Commission Rate                                           $0.0588

----------
*    Calculated on an annualized basis.
(a)  Inception date is January 2, 1997.
(b)  Total returns have not been annualized.


Management Discussion and Analysis of Performance

     A discussion of the performance of the Large Cap Value Fund for the period from its inception on January 2, 1997 through March 31, 1997 is set forth in Exhibit C to this Combined Proxy Statement and Prospectus.

A discussion of the performance of the Equity Portfolio for its fiscal year ended April 30, 1997 is set forth in Exhibit D to this Combined Proxy Statement and Prospectus.

Further Information About PBHG Funds and the Large Cap Value Fund

     For more information with respect to PBHG Funds and the Large Cap Value Fund concerning the following topics, please refer to the Large Cap Value Fund Prospectus as indicated: (i) see the headings "Summary," "The Fund and the Portfolios," and "General Information" for information on the organization, management and operations of PBHG Funds and the Large Cap Value Fund; (ii) see the headings "Investment Objectives and Policies," "General Investment Policies and Strategies" and "Investment Limitations" for a description of the investment objectives and policies of the Large Cap Value Fund; (iii) see the headings "Summary," "The Fund and the Portfolios," "Taxes" and "General Information" for further information concerning the capital stock of PBHG Funds; and (iv) see the headings "How to Purchase Fund Shares," "Shareholder Services" and "How to Redeem Fund Shares" for further information regarding the purchase, exchange and redemption of shares of the Large Cap Value Fund.

Further Information About UAM Funds and the Equity Portfolio

     For more information with respect to UAM Funds and the Equity Portfolio concerning the following topics, please refer to the Equity Portfolio Prospectus as follows: (i) see the headings "Prospectus Summary," "Valuation of Shares," "Performance Calculations," "Investment Adviser," "Administrative Services," "Distributor," "Portfolio Transactions" and "General Information" for further information on the organization, management and operation of UAM Funds and the Equity Portfolio; (ii) see the headings "Investment Objectives," "Investment Policies," "Other Investment Policies" and "Investment Limitations" for further information concerning the investment objectives and policies of the Equity Portfolio; (iii) see the headings "Prospectus Summary," "Dividends, Capital Gain Distributions and Taxes" and "General Information" for further information concerning the shares of beneficial interest of UAM Trust; and (iv) see the headings "Purchase of Shares," "Redemption of Shares," "Other Redemption Information," "Service and Distribution Plans" and "Shareholder Services" for further information concerning the purchase, exchange and redemption of shares of the Equity Portfolio.

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1997: (i) the capitalization of the Equity Portfolio; (ii) the capitalization of the Large Cap Value Fund; and (iii) the pro forma capitalization of the Large Cap Value Fund as adjusted to give effect to the Reorganization. If the Reorganization is consummated, the capitalization of the Large Cap Value Fund is likely to be different at the Closing Date as a result of daily share purchase and redemption activity in the Equity Portfolio and the Large Cap Value Fund.

                                Equity            Large Cap           Pro Forma
                               Portfolio          Value Fund          Combined
                              -----------         -----------       -----------
Total Net Assets              $13,714,485         $58,048,187       $71,762,672
Shares Outstanding              1,072,665           5,020,871         6,207,245
Net Asset Value Per Share     $     12.79         $     11.56       $     11.56

                              FINANCIAL STATEMENTS

     The financial statements and financial highlights of the Equity Portfolio for the fiscal year ended April 30, 1997, and the period ending April 30, 1996, that are included by reference in its Prospectus and Statement of Additional Information and in the Statement of Additional Information related to this Combined Proxy Statement and Prospectus (and with respect to the financial highlights, that are included in this Combined Proxy Statement and Prospectus) have been audited by Price Waterhouse LLP, independent accountants, to the extent indicated in its reports thereon, incorporated by reference or included in such Prospectuses and Statements of Additional Information. The financial statements and financial highlights audited by Price Waterhouse LLP, and included in such Prospectuses and Statements of Additional Information have been included in reliance upon such reports given upon the authority of such firm as an expert in accounting and auditing.

     The financial statements and financial highlights of the Large Cap Value Fund for the fiscal year ended March 31, 1997, that are incorporated in its Prospectus and Statement of Additional Information and in the Statement of Additional Information related to this Combined Proxy Statement and Prospectus (and with respect to the financial highlights, that are incorporated in this Combined Proxy Statement and Prospectus) have been audited by Coopers & Lybrand, LLP, independent accountants, to the extent indicated in its reports thereon, incorporated by reference or incorporated in such Prospectuses and Statements of Additional Information. The financial statements and financial highlights audited by Coopers & Lybrand, LLP, and incorporated in such Prospectuses and Statements of Additional Information have been incorporated in reliance upon such reports given upon the authority of such firm as an expert in accounting and auditing.

          OWNERSHIP OF EQUITY PORTFOLIO AND PBHG LARGE CAP VALUE SHARES

     On July 18, 1997, the name, address, and share ownership of the persons who beneficially owned 5% or more of the Equity Portfolio's outstanding shares, and the percentage of shares that would be owned by such persons upon consummation of the Reorganization based upon their holdings and outstanding shares at July 18, 1997, are as follows:


Bryce Douglas Investment Limited Partnership                19.8%
P.O. Box 672
Kimberton, PA

David G. Jones MD, Profit Sharing Plan                      12.6%
1860 Nottingham Road
Allentown, PA

Warren Pearlman Goldburgh                                    9.7%
7 Gregory Road
Lyme, PA

Joseph F. Rodgers MD                                        10.0%
1723 Sylvan Lane
Gladwyne, PA

James D. Jamieson                                            8.8%
P.O. Box 95
Valley Forge, PA

Arthur M. Treister                                           5.8%*
260 Lamplighter Lane
Huntington Valley, PA

Mary Jane Littlepage                                         5.5%
302 Berkeley Street
Devon, PA

----------
* Denotes shares held by a trustee or other fiduciary for which beneficial ownership is disclaimed or presumed disclaimed.


     On June 30, 1997, the name, address, and share ownership of the persons who beneficially owned 5% or more of the outstanding shares of the Large Cap Value Fund and the percentage of shares what would be owned by such persons upon consummation of the Reorganization based upon their holdings and outstanding shares at June 30, 1997, are as follows:

CENCO                                                      52.51%
c/o Compass Bank
P.O. Box 10566
Birmingham, AL  35296-0001


     On July 14, 1997, the Directors and officers of The PBHG Funds, as a group, owned less than 1% of the outstanding shares of the Large Cap Value Fund. At July 18, 1997, the Trustees and officers of the UAM Funds, as a group, beneficially owned less than 1% of the outstanding shares of the Equity Portfolio.

                     INFORMATION RELATING TO VOTING MATTERS

General Information

     This Combined Proxy Statement and Prospectus is being furnished in connection with the solicitation of proxies by UAM Funds' Board of Trustees on behalf of the Equity Portfolio in connection with the Special Meeting. It is expected that the solicitation of proxies will be primarily by mail. Officers of UAM Funds, PBHG Funds, Newbold's, and/or Pilgrim Baxter may also solicit proxies by telephone, telegraph, or personal interview. Any shareholder giving a proxy may revoke it at any time before it is exercised by submitting to the Equity Portfolio a written notice of revocation or a subsequently executed proxy or by attending the Special Meeting and voting in person.

     Only shareholders of record at the close of business on July 25, 1997, will be entitled to vote at the Special Meeting. On that date there were outstanding and entitled to be voted __________ shares of the Equity Portfolio. Each share or fraction thereof is entitled to one vote or fraction thereof.

     If the accompanying proxy is executed and returned in time for the Special Meeting, the shares covered thereby will be voted in accordance with the proxy on all matters that may properly come before the Special Meeting or any adjournment thereof. For information on adjournment of the Special Meeting, see "Quorum" below.

Shareholder and Board Approvals

     The Agreement and the transactions contemplated thereby is being submitted at the Special Meeting for approval by the shareholders of the Equity Portfolio. In accordance with the provisions of the Agreement and Declaration of Trust of UAM Funds and the Delaware Business Trust Act, approval of the proposal requires the affirmative vote of (A) 67% or more of the Equity Portfolio shares present at the Special Meeting, if holders of more than 50% of the outstanding Equity Portfolio shares are present or represented by proxy, or (B) more than 50% of the outstanding Equity Portfolio shares, whichever is less. Abstentions will have the same effect as casting a vote against the proposal. The vote of the shareholders of the Large Cap Value Fund is not being solicited, because their approval or consent is not required for the Reorganization to be consummated.

     The approval of the Agreement by the respective Boards of UAM Funds and PBHG Funds is discussed above under "Additional Information About the Agreement -- Board Consideration."

Quorum

     In the event that a quorum is not present at the Special Meeting, or in the event that a quorum is present at the Special Meeting but sufficient votes to approve the Agreement and the transactions contemplated thereby are not received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of the shares represented at the Special Meeting in person or by proxy. If a quorum is present, the persons named as proxies will vote those proxies which they are entitled to vote FOR the Agreement in favor of such adjournments, and will vote those proxies required to be voted AGAINST such proposal against any adjournment. A quorum is constituted by the presence in person or by proxy of the holders of 30% or more of the outstanding Equity Portfolio Shares. Proxies properly executed and marked with a negative vote or an abstention, or broker non-votes, will be considered to be present at the Special Meeting for the purposes of determining the existence of a quorum for the transaction of business. Broker non-votes exist where a broker proxy indicates that the broker is not authorized to vote on a particular proposal.

Other Business

     The Board of Trustees of UAM Funds knows of no other business to be brought before the Special Meeting. However, if any other matters come before the Special Meeting, it is the intention that proxies which do not contain specific restrictions to the contrary will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.

Shareholder Inquiries

     Shareholder inquiries may be addressed to the Equity Portfolio in writing at the address on the cover page of this Combined Proxy Statement and Prospectus or by telephoning 1-800-638-7983.

                                      * * *

SHAREHOLDERS WHO DO NOT EXPECT TO BE PRESENT AT THE SPECIAL MEETING ARE URGED TO DATE AND SIGN THE ENCLOSED PROXY AND PROMPTLY RETURN IT IN THE ENCLOSED ENVELOPE WHICH IS ADDRESSED FOR YOUR CONVENIENCE AND NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID THE EXPENSE OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN COMPLETING AND RETURNING YOUR PROXY PROMPTLY.

                                 By Order of the Board of Trustees of UAM Funds


                                 Michael E. DeFao
                                 Secretary

Boston, Massachusetts
August __, 1997

                                    EXHIBIT A

                     Prospectus of PBHG Large Cap Value Fund

                              THE PBHG FUNDS, INC.
                                PBHG CLASS SHARES

                         PROSPECTUS DATED JUNE 30, 1997

The PBHG Funds, Inc. (the "Fund") is a mutual fund that offers a convenient and economical means of investing in professionally managed portfolios of securities. This Prospectus offers PBHG Class shares of each of the following portfolios (each a "Portfolio" and, together, the "Portfolios"):

PBHG GROWTH FUNDS                   PBHG VALUE FUNDS
o PBHG GROWTH FUND                  o PBHG LARGE CAP VALUE FUND
o PBHG EMERGING GROWTH              o PBHG MID-CAP VALUE FUND
  FUND                              o PBHG SMALL CAP VALUE FUND
o PBHG LARGE CAP GROWTH
  FUND                              PBHG SPECIALTY FUNDS
o PBHG SELECT EQUITY FUND           o PBHG INTERNATIONAL FUND
o PBHG CORE GROWTH FUND             o PBHG CASH RESERVES FUND
o PBHG LIMITED FUND                 o PBHG TECHNOLOGY &
o PBHG LARGE CAP 20 FUND              COMMUNICATIONS FUND
                                    o PBHG STRATEGIC SMALL
                                      COMPANY FUND

This Prospectus sets forth concisely the information about the Fund and the Portfolios that a prospective investor should know before investing. Investors are advised to read this Prospectus and retain it for future reference. A Statement of Additional Information dated May 20, 1997, has been filed with the Securities and Exchange Commission and is available upon request and without charge by calling 1-800-433-0051. This Prospectus is also available on the Fund's Web site at http://www.pbhgfunds.com. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference and other information regarding the Fund and other registrants that file electronically with the Securities and Exchange Commission. The Statement of Additional Information is incorporated by reference into this Prospectus.

AN INVESTMENT IN THE PBHG CASH RESERVES FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT AND THERE CAN BE NO ASSURANCE THAT ANY MONEY MARKET FUND WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AS OF THE DATE OF THIS PROSPECTUS, THE PGHG CLASS SHARES OF THE PBHG LIMITED FUND ARE OPEN TO NEW INVESTMENTS ONLY BY EXISTING PBHG CLASS SHAREHOLDERS OF THE PBHG LIMITED FUND. THE EXISTING PBHG CLASS SHAREHOLDERS OF THE PBHG LIMITED FUND MAY OPEN NEW ACCOUNTS IN THE PBHG LIMITED FUND, PROVIDED THAT ANY NEW ACCOUNT IS REGISTERED IN THE SAME NAME OR HAS THE SAME SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER AS THE EXISTING SHAREHOLDER'S ACCOUNT.

MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

SUMMARY
---------------------------------------------------------------------------

    The PBHG Funds, Inc. (the "Fund") is an open-end management investment company which provides a convenient way to invest in professionally managed diversified portfolios of securities. This Prospectus provides basic information about the 14 separate series of the Fund: PBHG Growth Fund (the "Growth Fund"), PBHG Emerging Growth Fund (the "Emerging Growth Fund"), PBHG Large Cap Growth Fund (the "Large Cap Growth Fund"), PBHG Select Equity Fund (the "Select Equity Fund"), PBHG Core Growth Fund (the "Core Growth Fund"), PBHG Limited Fund (the "Limited Fund"), PBHG Large Cap 20 Fund (the "Large Cap 20 Fund"), PBHG Large Cap Value Fund (the "Large Cap Value Fund"), PBHG Mid-Cap Value Fund (the "Mid-Cap Value Fund"), PBHG Small Cap Value Fund (the "Small Cap Value Fund"), PBHG International Fund (the "International Fund"), PBHG Cash Reserves Fund (the "Cash Reserves Fund"), PBHG Technology & Communications Fund (the "Technology & Communications Fund"), and PBHG Strategic Small Company Fund (the "Strategic Small Company Fund").

    WHO IS THE ADVISER AND EACH OF THE SUB-ADVISERS? Pilgrim Baxter & Associates, Ltd. ("Adviser") serves as the investment adviser to each Portfolio. Newbold's Asset Management, Inc. ("Newbold's") serves as the sub-adviser to the Large Cap Value, Mid-Cap Value, Small Cap Value and Strategic Small Company Funds. Murray Johnstone International Limited ("Murray Johnstone") serves as the sub-adviser to the International Fund. Wellington Management Company, LLP ("Wellington") serves as the sub-adviser to the Cash Reserves Fund. See "The Adviser," "Newbold's," "Murray Johnstone," and "Wellington" under the caption "General Information."

TABLE OF CONTENTS
---------------------------------------------------------------------------

Summary.....................................................    2
Expense Summary.............................................    4
Financial Highlights........................................    5
The Fund and the Portfolios.................................    8
Investment Objectives and Policies..........................    8
General Investment Policies and Strategies..................   19
Risk Factors................................................   21
Investment Limitations......................................   23
How to Purchase Fund Shares.................................   24
Shareholder Services........................................   26
How to Redeem Fund Shares...................................   28
Determination of Net Asset Value............................   30
Performance Advertising.....................................   30
Taxes.......................................................   31
General Information.........................................   32
Glossary of Permitted Investments...........................   39

    WHO IS THE ADMINISTRATOR AND SUB-ADMINISTRATOR? PBHG Fund Services, a wholly-owned subsidiary of the Adviser, serves as the administrator of the Fund, and SEI Fund Resources, an affiliate of the Fund's distributor, serves as sub-administrator of the Fund. See "The Administrator and Sub-Administrator" under the caption "General Information."

    WHO IS THE TRANSFER AGENT AND SUB-TRANSFER AGENT? DST Systems, Inc. serves as the transfer agent, dividend disbursing agent and shareholder servicing agent of the Fund (the "Transfer Agent"). The Fund may also pay amounts to certain third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund. See "The Transfer Agent and Sub-Transfer Agents" under the caption "General Information."

    WHO IS THE DISTRIBUTOR? SEI Investments Distribution Co. provides the Fund with distribution services. See "The Distributor" under the caption "General Information."

    IS THERE A SALES LOAD? No, PBHG Class shares of each Portfolio are offered on a no-load basis.

    IS THERE A MINIMUM INVESTMENT? Each Portfolio (except the Limited Fund and Strategic Small Company Fund) has a minimum initial investment of $2,500 for regular accounts and $2,000 for IRAs. The Limited Fund and Strategic Small Company Fund each have a minimum initial investment of $5,000 for regular accounts and $2,000 for IRAs. Each Portfolio, however, has a minimum initial investment of $500 for both regular accounts and IRAs provided a Systematic Investment Plan is established by the investor with a minimum investment of $25 per month at the same time that the initial investment is made.

    HOW DO I PURCHASE AND REDEEM SHARES? Purchases and redemptions may be made through the Transfer Agent on any day on which the New York Stock Exchange is open for business ("Business Day"). However, shares of the Cash Reserves Fund cannot be purchased by Federal Reserve wire on federal holidays restricting wire transfers. A purchase order will be effective as of the Business Day received by the Transfer Agent if the Transfer Agent receives sufficient information to execute the order and receives payment by check or readily available funds prior to 2:00 p.m., Eastern time for the Cash Reserves Fund and 4:00 p.m., Eastern time for each of the other Portfolios. Redemption orders placed with the Transfer Agent prior to 2:00 p.m., Eastern time for the Cash Reserves Fund and 4:00 p.m., Eastern time for each of the other Portfolios on any Business Day will be effective that day. The purchase and redemption price for shares is the net asset value per share determined as of the end of the day the order is effective. The Fund also offers a Systematic Investment Plan and a Systematic Withdrawal Plan. See "Shareholder Services."

------------------------------------------------------------------------------
EXPENSE SUMMARY
------------------------------------------------------------------------------

The purpose of the following table is to help you understand the various costs and expenses that you, as a shareholder, will bear directly or indirectly in connection with an investment in PBHG Class shares.

ANNUAL OPERATING EXPENSES
(as a percentage of average net assets after applicable fee waivers)
------------------------------------------------------------------------------

                                                                      TOTAL OPERATING
                                                                      EXPENSES (NET OF
                                                                       REIMBURSEMENT
                                                                      AFTER FEE WAIVER
                                                                         OR EXPENSE
                                 ADVISORY   12b-1        OTHER         REIMBURSEMENT,
                                 FEES(1)     FEES    EXPENSES(1)(2)      IF ANY)(3)
--------------------------------------------------------------------------------------
Growth Fund                        .85%      None         .40%             1.25%
Emerging Growth Fund               .85%      None         .43%             1.28%
Large Cap Growth Fund              .75%      None         .48%             1.23%
Select Equity Fund                 .85%      None         .41%             1.26%
Core Growth Fund                   .85%      None         .51%             1.36%
Limited Fund                      1.00%      None         .42%             1.42%
Large Cap 20 Fund                  .85%      None         .65%             1.50%
Large Cap Value Fund               .65%      None         .85%             1.50%
Mid-Cap Value Fund                 .85%      None         .65%             1.50%
Small Cap Value Fund              1.00%      None         .50%             1.50%
International Fund                1.00%      None        1.22%             2.22%
Cash Reserves Fund                 .30%      None         .38%              .68%
Technology & Communications
  Fund                             .85%      None         .48%             1.33%
Strategic Small Company Fund      1.00%      None         .50%             1.50%
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

(1) For the Large Cap 20, Large Cap Value, Mid-Cap Value, Small Cap Value and Strategic Small Company Funds, "Advisory Fees" and "Other Expenses" are based on estimated amounts for the current fiscal year. Estimated Advisory Fees and Other Expenses are shown for each of those Portfolios because they have been in existence for less than six months. For the fiscal period ended March 31, 1997, the actual Advisory Fees and Total Expenses as a percentage of the average net assets of the Large Cap Value Fund would have been 0.85% and 1.74%, respectively, absent waivers of fees and expenses. On March 6, 1997, the Board of Directors of the Fund voted to reduce the Advisory Fees for the Large Cap Value Fund from 0.85% to 0.65% of average net assets, effective May 1, 1997.

(2) A wire redemption charge, currently $10.00, is deducted from the amount of a Federal Reserve wire redemption payment made at the request of a shareholder. A charge of $12.00 may be imposed annually on accounts that fall below the minimum account size as a result of shareholder redemptions. See "How to Redeem Shares -- Minimum Account Size" for the minimum account size of each Portfolio.

(3) The Adviser has agreed to waive or limit its Advisory Fees or assume Other Expenses in an amount that operates to limit annual operating expenses of the Core Growth, Limited, Large Cap 20, Large Cap Value, Mid-Cap Value, Small Cap Value and Strategic Small Company Funds to no more than 1.50% of the average daily net assets of each such Portfolio. In addition, the Adviser has agreed to waive or limit its Advisory Fees or assume Other Expenses in an amount that operates to limit the annual operating expenses of the International Fund to no more than 2.25% of the average daily net assets of that Portfolio. Each such waiver of Advisory Fees or assumptions of Other Expenses by the Adviser is subject to a possible reimbursement by each Portfolio in future years if such reimbursement can be achieved within the foregoing annual expense limits. Nevertheless, it is not expected that the Adviser will need to waive or limit its Advisory Fees or to assume Other Expenses for each of those Portfolios during the current fiscal year, assuming the average assets of each of those Portfolios is at least $50 million.

------------------------------------------------------------------------------

EXAMPLE An investor in a Portfolio would pay the following expenses on a $1,000 investment assuming (1) 5% annual return, and (2) redemption at the end of each period.
------------------------------------------------------------------------------

                                           1 YEAR   3 YEARS   5 YEARS   10 YEARS
--------------------------------------------------------------------------------
Growth Fund                                 $13       $40      $ 69       $151
Emerging Growth Fund                        $13       $41      $ 70       $155
Large Cap Growth Fund                       $13       $39      $ 68       $149
Select Equity Fund                          $13       $40      $ 69       $152
Core Growth Fund                            $14       $43      $ 74       $164
Limited Fund                                $14       $45       N/A        N/A
Large Cap 20 Fund                           $15       $47       N/A        N/A
Large Cap Value Fund                        $15       $47       N/A        N/A
Mid-Cap Value Fund                          $15       $47       N/A        N/A
Small Cap Value Fund                        $15       $47       N/A        N/A
International Fund                          $23       $69      $119       $255
Cash Reserves Fund                          $ 7       $22      $ 38       $ 85
Technology & Communications Fund            $14       $42      $ 73       $160
Strategic Small Company Fund                $15       $47       N/A        N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The example is based upon estimated total operating expenses for the Portfolios, as set forth in the "Annual Operating Expenses" table above. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The purpose of this table is to assist the investor in understanding the various costs and expenses that may be directly or indirectly borne by investors in PBHG Class shares of each Portfolio. See "The Adviser" and "The Administrator and Sub-Administrator" under the caption "General Information."

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

The following information for the fiscal period ended March 31, 1997 has been audited by Coopers & Lybrand L.L.P., the Fund's current independent accountants. The information for the fiscal periods ended March 31, 1994, 1995 and 1996 was audited by Arthur Andersen LLP, the Fund's former independent public accountants. Arthur Andersen LLP served as the Fund's independent public accountants from August 1993 to November, 1996. The information with respect to the Growth Fund for the periods from April 1, 1989 to March 31, 1993, was audited by the Fund's independent public accountants that preceded Arthur Andersen LLP for those periods. The information for the periods prior to April 1, 1989, is unaudited. The Fund's audited financial statements are incorporated by reference into the Fund's Statement of Additional Information under "Financial Information." The following tables should be read in conjunction with the Fund's financial statements and notes thereto. Additional information about each Portfolio's performance is contained in the Fund's Annual Report, which may be obtained (without charge) by calling 1-800-433-0051. No information with respect to the Mid-Cap Value Fund and the Small Cap Value Fund is included in the following table because these Portfolios commenced operation after March 31, 1997.

FOR A PBHG CLASS SHARE OUTSTANDING THROUGHOUT EACH PERIOD:

                                 REALIZED AND                                     NET
        NET ASSET      NET        UNREALIZED     DISTRIBUTIONS   DISTRIBUTIONS   ASSET
          VALUE     INVESTMENT     GAINS OR        FROM NET          FROM        VALUE
        BEGINNING     INCOME        LOSSES        INVESTMENT        CAPITAL      END OF   TOTAL
        OF PERIOD     (LOSS)     ON SECURITIES      INCOME           GAINS       PERIOD   RETURN
---------------------------------------------------------------------------------------------------
PBHG GROWTH FUND
---------------------------------------------------------------------------------------------------
1997     $25.30      $ (0.10)       $ (4.14)             --              --     $21.06   (16.76)%
1996      16.70        (0.06)          8.66              --              --      25.30    51.50%
1995      14.67        (0.05)          2.09              --         $ (0.01)     16.70    13.92%
1994      10.83        (0.03)          4.06              --           (0.19)     14.67    37.28%
1993      10.37        (0.16)          3.07              --           (2.45)     10.83    34.47%
1992      11.51        (0.06)          1.35              --           (2.43)     10.37    13.78%
1991      10.86        (0.01)          1.45              --           (0.79)     11.51    16.94%
1990      10.84        (0.05)          2.92         $ (0.04)          (2.81)     10.86    27.11%
1989      10.44         0.02           0.41              --           (0.03)     10.84     3.98%
1988      16.78         0.01          (2.11)             --           (4.24)     10.44   (13.10)%
---------------------------------------------------------------------------------------------------
PBHG EMERGING GROWTH FUND
---------------------------------------------------------------------------------------------------
1997     $23.07      $ (0.11)       $ (2.87)             --         $ (0.83)    $19.26   (13.71)%
1996      16.10        (0.07)          8.03              --           (0.99)     23.07    50.16%
1995(1,2) 14.59        (0.01)          1.56              --           (0.04)     16.10    10.64%+
1994(1)   13.22        (0.03)          2.38              --           (0.98)     14.59    19.64%
1993(3)   10.00        (0.03)          3.25              --              --      13.22    32.20%c+
---------------------------------------------------------------------------------------------------
PBHG LARGE CAP GROWTH FUND
---------------------------------------------------------------------------------------------------
1997     $14.53      $ (0.05)       $ (0.21)             --         $ (0.01)    $14.26    (1.77)%
1996(4)   10.00        (0.03)          4.97              --           (0.41)     14.53    50.47%*
---------------------------------------------------------------------------------------------------
PBHG SELECT EQUITY FUND
---------------------------------------------------------------------------------------------------
1997     $17.27      $ (0.13)       $ (1.03)             --         $ (0.20)    $15.91    (6.94)%
1996(4)   10.00        (0.05)          7.68              --           (0.36)     17.27    77.75%*
---------------------------------------------------------------------------------------------------
PBHG CORE GROWTH FUND
---------------------------------------------------------------------------------------------------
1997     $11.82      $ (0.09)       $ (1.39)             --              --     $10.34   (12.52)%
1996(5)   10.00           --           1.82              --              --      11.82    18.20%+
---------------------------------------------------------------------------------------------------
PBHG LIMITED FUND
---------------------------------------------------------------------------------------------------
1997(6)  $10.00      $  0.02        $ (0.93)        $ (0.03)        $ (0.01)    $ 9.05    (9.15)%+
---------------------------------------------------------------------------------------------------
PBHG LARGE CAP 20 FUND
---------------------------------------------------------------------------------------------------
1997(7)  $10.00      $ (0.01)       $ (0.73)        $ (0.01)             --     $ 9.25    (7.40)%+
---------------------------------------------------------------------------------------------------
PBHG LARGE CAP VALUE FUND
---------------------------------------------------------------------------------------------------
1997(8)  $10.00      $  0.02        $  0.09              --              --     $10.11     1.10%+
---------------------------------------------------------------------------------------------------
PBHG INTERNATIONAL FUND
---------------------------------------------------------------------------------------------------
1997     $10.55           --        $  0.71              --              --     $11.26     6.73%
1996       9.13        (0.04)          1.46              --              --      10.55    15.55%
1995(9)   10.00        (0.03)         (0.80)             --         $ (0.04)      9.13    (8.33)%+
---------------------------------------------------------------------------------------------------
PBHG CASH RESERVES FUND
---------------------------------------------------------------------------------------------------
1997     $ 1.00      $  0.05             --         $ (0.05)             --     $ 1.00     4.89%
1996(4)    1.00         0.05             --           (0.05)             --       1.00     5.24%*
---------------------------------------------------------------------------------------------------
PBHG TECHNOLOGY & COMMUNICATIONS FUND
---------------------------------------------------------------------------------------------------
1997     $12.48      $ (0.05)       $  2.55              --         $ (0.35)    $14.63    19.59%
1996(10)  10.00        (0.02)          2.50              --              --      12.48    24.82%+
---------------------------------------------------------------------------------------------------
PBHG STRATEGIC SMALL COMPANY FUND
---------------------------------------------------------------------------------------------------
1997(8)  $10.00           --        $ (1.14)             --              --     $ 8.86   (11.40)%+

*    ANNUALIZED.
+    Total returns have not been annualized.
++ Average commission rate paid per share for security purchases and sales during the period. Presentation of the rate paid is only required for reporting periods beginning after September 1, 1995.
1 The information set forth in this table for the periods prior to June 2, 1994 is the financial data of the Pilgrim Baxter Emerging Growth Fund, a series of the Advisors' Inner Circle Fund. The PBHG Emerging Growth Fund acquired the assets and assumed the liabilities of the Pilgrim Baxter Emerging Growth Fund on June 2, 1994. The PBHG Emerging Growth Fund retained the October 31 fiscal year end of its predecessor only for fiscal year 1994. The PBHG Emerging Growth Fund changed its fiscal year end to March 31, in 1995 and reported financial information for the fiscal period from November 1, 1994 to March 31, 1995.
2 Per share calculations were performed using average shares for the period.

    The accompanying notes are an integral part of the financial statements.


                                                          RATIO OF
                                                             NET
                                RATIO OF                  INVESTMENT
                                  NET         RATIO OF      INCOME
                  RATIO OF     INVESTMENT    EXPENSES TO  (LOSS) TO
NET ASSET         EXPENSES       INCOME        AVERAGE     AVERAGE
 END OF              TO        (LOSS) TO     NET ASSETS   NET ASSETS   PORTFOLIO    AVERAGE
 PERIOD            AVERAGE      AVERAGE      (EXCLUDING   (EXCLUDING   TURNOVER   COMMISSION
  (000)          NET ASSETS    NET ASSETS     WAIVERS)     WAIVERS)      RATE     RATE PAID++
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
$4,634,138          1.25%        (0.69)%        1.25%       (0.69)%      64.89%    $0.0443
 3,298,925          1.48%        (0.79)%        1.48%       (0.79)%      44.64%        N/A
 1,014,832          1.50%        (0.69)%        1.50%       (0.69)%     118.75%        N/A
   319,059          1.55%        (0.78)%        1.59%       (0.82)%      94.28%        N/A
     6,069          2.39%        (1.69)%        3.04%       (2.34)%     209.24%        N/A
     7,339          1.52%        (0.55)%        2.00%       (1.03)%     114.54%        N/A
    10,356          1.50%        (0.09)%        1.75%       (0.34)%     228.02%        N/A
    18,849          1.32%        (0.35)%        1.32%       (0.35)%     219.41%        N/A
    23,494          1.19%         0.20%         1.19%        0.20%      175.01%        N/A
    28,407          1.21%         0.02%         1.21%        0.02%      208.41%        N/A
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
$1,195,620          1.28%        (0.36)%        1.28%       (0.36)%      47.75%    $0.0328
   689,705          1.47%        (0.42)%        1.47%       (0.42)%      97.05%        N/A
   411,866          1.50%*       (0.08)%*       1.50%*      (0.08)%*     27.50%        N/A
   113,329          1.45%        (0.77)%        1.45%       (0.77)%      95.75%        N/A
    34,517          1.50%*       (0.72)%*       1.54%*      (0.76)%*     71.18%        N/A
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
$  119,971          1.23%        (0.47)%        1.23%       (0.47)%      51.70%    $0.0547
    53,759          1.50%*       (0.66)%*       2.07%*      (1.23)%*    116.75%        N/A
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
$  372,486          1.26%        (0.76)%        1.26%       (0.76)%      71.70%    $0.0443
   202,796          1.50%*       (0.74)%*       1.73%*      (0.97)%*    206.22%        N/A
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
$  283,995          1.36%        (0.77)%        1.36%       (0.77)%      46.75%    $0.0437
    31,092          1.50%*       (0.18)%*       2.92%*      (1.60)%*     17.00%        N/A
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
$  137,520          1.42%*        0.33%*        1.42%*       0.33%*      75.46%    $0.0304
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
$   69,819          1.50%*        0.17%*        1.50%*       0.17%*      43.98%    $0.0550
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
$   26,262          1.50%*        1.61%*        1.74%*       1.37%*       0.00%    $0.0588
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
$   21,265          2.22%        (0.32)%        2.22%       (0.32)%      74.82%    $0.0287
    11,243          2.25%        (0.22)%        3.03%       (1.00)%     140.26%        N/A
    15,236          2.25%*       (0.43)%*       2.36%*      (0.54)%*     81.72%        N/A
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
$  341,576          0.68%         4.79%         0.68%        4.79%         N/A         N/A
    99,001          0.70%*        5.05%*        0.88%*       4.87%*        N/A         N/A
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
$  493,156          1.33%        (0.59)%        1.33%       (0.59)%     289.91%    $0.0365
    61,772          1.50%*       (0.50)%*       2.00%*      (1.00)%*    125.99%        N/A
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
$   61,382          1.50%*        0.18%*        1.50%*       0.18%*      88.88%    $0.0562

 3 The Pilgrim Baxter Emerging Growth Fund, the predecessor series to the PBHG Emerging Growth Fund, commenced operations on June 15, 1993.
 4 The PBHG Select Equity Fund, the PBHG Large Cap Growth Fund, and the PBHG Cash Reserves Fund commenced operations on April 5, 1995.
 5   The PBHG Core Growth Fund commenced operations on January 2, 1996.
 6   The PBHG Limited Fund commenced operations on July 1, 1996.
 7   The PBHG Large Cap 20 Fund commenced operations on December 1, 1996.
 8 The PBHG Large Cap Value Fund and PBHG Strategic Small Company Fund commenced operations on January 2, 1997.
 9   The PBHG International Fund commenced operations on June 14, 1994.
10 The PBHG Technology & Communications Fund commenced operations on October 2, 1995.

-------------------------------------
THE FUND AND THE PORTFOLIOS
-------------------------------------

The Fund is an open-end management investment company that offers by means of this Prospectus shares in 14 separate series: Growth Fund, Emerging Growth Fund, Large Cap Growth Fund, Select Equity Fund, Core Growth Fund, Limited Fund, Large Cap 20 Fund, Large Cap Value Fund, Mid-Cap Value Fund, Small Cap Value Fund, International Fund, Cash Reserves Fund, Technology & Communications Fund and Strategic Small Company Fund. Each share of each Portfolio represents an undivided interest in that Portfolio. The Fund's shares are currently divided into two classes of shares (PBHG Class and Advisor Class) having such preferences and special or relative rights and privileges as the Board of Directors determines. Only the Fund's PBHG Class shares are offered by this Prospectus. Advisor Class shares are generally subject to the same expenses as the PBHG Class shares but also bear a Rule 12b-1 shareholder servicing fee of up to 0.25% of the average daily net assets attributable to its shares. Advisor Class shares are currently available for the Growth Fund only and are offered by a separate prospectus, which is available without charge by calling 1-800-433-0051. Additional information pertaining to the Fund may be obtained in writing from the Fund's Transfer Agent at DST Systems, Inc., P.O. Box 419534, Kansas City, Missouri 64141-6534, or by calling 1-800-433-0051.

-------------------------------------
INVESTMENT OBJECTIVES AND POLICIES
-------------------------------------

PBHG GROWTH FUNDS

PBHG GROWTH FUND

The Growth Fund seeks capital appreciation. The Portfolio will normally be as fully invested as practicable in common stocks and securities convertible into common stocks, but also may invest up to 5% of its assets in warrants and rights to purchase common stocks. In the opinion of the Adviser, there may be times when the shareholders' interests are best served and the investment objective is more likely to be achieved by having varying amounts of the Portfolio's assets invested in convertible securities. Under normal market conditions, the Portfolio will invest at least 65% of its total assets in common stocks and convertible securities of small and medium sized growth companies (i.e., companies with market capitalization or annual revenues of up to $2 billion). The average market capitalizations or annual revenues of holdings in the Portfolio may, however, fluctuate over time as a result of market valuation levels and the availability of specific investment opportunities. In addition, the Portfolio may continue to hold securities of companies whose market capitalizations or annual revenues grow above $2 billion subsequent to purchase, if the company continues to satisfy the other investment policies of the Portfolio.

The Portfolio will seek to achieve its objective by investing in companies believed by the Adviser to have an outlook for strong earnings growth and the potential for significant capital appreciation. Securities will be sold when the Adviser believes that anticipated appreciation is no longer probable, alternative investments offer superior appreciation prospects, or the risk of a decline in market price is too great. Because of its policy with respect to the sales of investments, the Portfolio may from time to time realize short-term gains or losses. The Portfolio will likely have greater volatility than the stock market in general, as measured by the Standard & Poor's 500 Stock Index ("S&P 500"). Because the investment techniques employed by the Adviser are responsive to near-term earnings trends of the companies whose securities are owned by the Portfolio, portfolio turnover can be expected to be fairly high.

Normally, the Portfolio will purchase only securities traded in the United States or Canada on registered exchanges or in the over-the-counter market. The Portfolio may invest up to 15% of its total assets in securities of foreign issuers (including American Depositary Receipts ("ADRs")), and may invest up to 15% of its net assets in illiquid securities. This limitation does not include any Rule 144A security that has been determined to be liquid pursuant to procedures established by the Board. The Portfolio may use high-quality money market investments or short-term bonds to reduce downside volatility during uncertain or declining market conditions and for temporary defensive purposes, may invest in money market securities or short-term bonds without limitation. See "Temporary Defensive Positions" for a fuller description. The Portfolio may purchase securities on a when-issued or delayed delivery basis. See "Risk Factors" and "Glossary of Permitted Investments" for additional information.

PBHG EMERGING GROWTH FUND

The Emerging Growth Fund seeks long-term growth of capital. The Portfolio will normally be as fully invested as practicable in common stocks (including ADRs), but also may invest in equity securities such as warrants and rights to purchase common stocks, preferred stocks, and securities convertible into or exchangeable for common stocks. Under normal market conditions, the Portfolio will invest at least 65% of its total assets in common stocks of domestic emerging growth companies that have historically exhibited exceptional or strong growth characteristics and, in the Adviser's opinion, have an expected trend of earnings higher than that of the U.S. market as a whole. Such companies generally have market capitalizations or annual revenues of up to $500 million. The average market capitalizations or annual revenues of holdings in the Portfolio may, however, fluctuate over time as a result of market valuation levels and the availability of specific investment opportunities. In addition, the Portfolio may continue to hold securities of companies whose market capitalizations or annual revenues grow above $500 million subsequent to purchase, if the company continues to satisfy the other investment policies of the Portfolio. The Adviser will not consider dividend income when selecting common stocks for the Portfolio.

Normally, the Portfolio will purchase only securities traded in the United States or Canada on registered exchanges or in the over-the-counter market. While it has no present intention to do so, the Portfolio reserves the right to invest, in the aggregate, up to 10% of its net assets in restricted securities and securities of foreign issuers traded outside the United States and Canada and, for hedging purposes only, to purchase and sell options on stocks or stock indices. The Portfolio may also invest up to 15% of its net assets in illiquid securities. The Portfolio may invest in restricted securities, but will not invest more than 5% of its net assets in restricted securities that the Adviser determines are illiquid based on guidelines approved by the Board of Directors of the Fund. The Portfolio may use high-quality money market investments or short-term bonds to reduce downside volatility during uncertain or declining market conditions and for temporary defensive purposes, may invest in money market securities or short-term bonds without limitation. See "Temporary Defensive Positions" for a fuller description. The Portfolio may purchase securities on a when-issued or delayed delivery basis. See "Risk Factors" and "Glossary of Permitted Investments" for additional information.

PBHG LARGE CAP GROWTH FUND

The Large Cap Growth Fund seeks long-term growth of capital. The Portfolio will normally be substantially invested in equity securities (including ADRs and foreign securities). The equity securities in which the Portfolio will invest are common stocks, warrants and rights to purchase common stocks, preferred stocks and securities convertible into or exchangeable for common stocks. Normally, the Portfolio will purchase exchange-traded and over-the-counter equity securities, including foreign securities traded in the United States. The Portfolio may invest in convertible debt securities rated investment grade by a nationally recognized statistical rating organization ("NRSRO") (i.e., within one of the four highest rating categories).

Under normal market conditions, the Portfolio will invest at least 65% of its total assets in common stocks of large capitalization companies that, in the Adviser's opinion, have an outlook for strong growth in earnings and potential for capital appreciation. Such companies have market capitalizations in excess of $1 billion (with a median market capitalization of approximately $2.75 billion). The Adviser also will consider the diversity of industries in choosing investments for the Portfolio.

The Portfolio may invest up to 10% of its net assets in restricted securities and securities of foreign issuers traded outside the United States and Canada and, for hedging purposes only, may purchase and sell options on stocks and stock indices. The Portfolio may also invest up to 15% of its net assets in illiquid securities, but will not invest more than 5% of its net assets in restricted securities that the Adviser determines are illiquid based on guidelines approved by the Board of Directors of the Fund. The Portfolio may use high-quality money market investments or short-term bonds to reduce downside volatility during uncertain or declining market conditions and for temporary defensive purposes, may invest in money market securities or short-term bonds without limitation. See "Temporary Defensive Positions" for a fuller description. The Portfolio may purchase securities on a when-issued or delayed delivery basis. See "Risk Factors" and "Glossary of Permitted Investments" for additional information.

PBHG SELECT EQUITY FUND

The Select Equity Fund seeks long-term growth of capital. The Portfolio will normally be substantially invested in equity securities (including ADRs and foreign equity securities). The equity securities in which the Portfolio will invest are common stocks, warrants and rights to purchase common stocks, preferred stocks and securities that are convertible into or exchangeable for common stocks. The Portfolio may invest in convertible debt securities rated investment grade by an NRSRO (i.e., within one of the four highest rating categories). Normally, the Portfolio will purchase exchange-traded and over-the-counter equity securities, including foreign securities traded in the United States. The Adviser will consider the diversity of industries in choosing investments for the Portfolio.

Under normal market conditions, the Portfolio will invest at least 65% of its total assets in common stocks of a limited number of companies that, in the Adviser's opinion, have a strong earnings growth outlook and potential for capital appreciation. Normally, the Portfolio's investments will be limited to a relatively small number of stocks (e.g., no more than 30 stocks) of small, medium and large capitalization companies. Because the Portfolio focuses on a small number of stocks, the impact of a change in value of a stock holding may be magnified.

The Portfolio may invest up to 10% of its net assets in restricted securities and securities of foreign issuers traded outside the United States and Canada and, for hedging purposes only, may purchase and sell options on stocks or stock indices. The Portfolio may also invest up to 15% of its net assets in illiquid securities, but will not invest more than 5% of its net assets in restricted securities that the Adviser determines are illiquid based on guidelines approved by the Board of Directors of the Fund. The Portfolio may use high-quality money market investments or short-term bonds to reduce downside volatility during uncertain or declining market conditions and for temporary defensive purposes, may invest in money market securities or short-term bonds without limitation. See "Temporary Defensive Positions" for a fuller description. The Portfolio may purchase securities on a when-issued or delayed delivery basis. See "Risk Factors" and "Glossary of Permitted Investments" for additional information.

PBHG CORE GROWTH FUND

The Core Growth Fund seeks long-term capital appreciation. Under normal market conditions, the Portfolio will invest at least 65% of its total assets in a diversified portfolio of equity securities (i.e., common stocks, preferred stocks, rights, warrants and securities convertible into or exchangeable for common stocks) of companies, without regard to market capitalization, that are believed by the Adviser to have superior long-term growth prospects and potential for long-term capital appreciation.

The Adviser seeks to invest in companies poised for rapid growth that have an historical record of above-average earnings growth, demonstrate the ability to sustain strong earnings growth, and operate in industries or markets that may be experiencing increased demand for their products or services. Such companies may include ones that the Adviser has invested in or believes are good prospects for certain of its other Portfolios. The Adviser will consider diversity of industries in choosing investments for the Portfolio and will not limit the number of small, medium and large capitalization companies in which the Portfolio will invest.

The Portfolio will normally be as fully invested as practicable in common stocks and investment grade securities convertible into common stocks (i.e., within one of the four highest rating categories by an NRSRO). The Portfolio also may invest up to 5% of its assets in warrants and rights to purchase common stocks. Normally, the Portfolio will purchase only securities traded in the United States or Canada on registered exchanges or in the over-the-counter market. The Portfolio may invest up to 15% of its total assets in securities of foreign issuers (including ADRs) and forward foreign currency exchange contracts, and may invest up to 15% of its net assets in illiquid securities, but will not invest more than 10% of its net assets in restricted securities. The Portfolio may use high-quality money market investments or short-term bonds to reduce downside volatility during uncertain or declining market conditions and for temporary defensive purposes, may invest in money market securities or short-term bonds without limitation. See "Temporary Defensive Positions" for a fuller description. The Portfolio may purchase securities on a when-issued or delayed delivery basis. See "Risk Factors" and "Glossary of Permitted Investments" for additional information.

PBHG LIMITED FUND

The Limited Fund seeks long-term capital appreciation. Under normal conditions, the Portfolio will invest primarily in a diversified portfolio of equity securities (i.e., common stocks, preferred stocks, rights, warrants and securities convertible into or exchangeable for common stocks) of companies, with smaller market capitalizations or annual revenues of up to $250 million, that are believed by the Adviser to have superior long-term growth prospects and potential for long-term capital appreciation. The average and median market capitalizations of holdings in the Portfolio may, however, fluctuate over time as a result of market valuation levels and the availability of specific investment opportunities. In addition, the Portfolio may continue to hold securities of companies whose market capitalizations or revenues grow above $250 million subsequent to purchase, if such companies continue to satisfy the other investment policies of the Portfolio.

The Portfolio seeks to invest in smaller capitalization companies poised for rapid and dynamic growth. In selecting holdings for the Portfolio, the Adviser focuses on companies that possess exceptional or strong historical growth characteristics and whose trend of earnings and stock prices are expected by the Adviser to grow faster than those of the U.S. stock market as a whole. Dividend income will not be considered in selecting holdings for the Portfolio.

The securities of smaller companies are usually less actively followed by analysts and may be undervalued by the market, which can provide significant opportunities for capital appreciation. However, the securities of such smaller companies may also involve greater risks and may be subject to more volatile market movements than securities of larger, more established companies. See "Risk Factors" for more information about smaller company securities.

The Portfolio will normally be as fully invested as practicable in common stocks and investment grade securities convertible into common stocks (i.e., within one of the four highest rating categories by an NRSRO). The Portfolio also may invest up to 5% of its assets in warrants and rights to purchase common stocks. Normally, the Portfolio will purchase only securities traded in the United States or Canada on registered exchanges or in the over-the-counter market. The Portfolio may invest up to 15% of its total assets in securities of foreign issuers (including ADRs) and forward foreign currency exchange contracts, and may invest up to 15% of its net assets in illiquid securities, but will not invest more than 10% of its net assets in restricted securities. The Portfolio may also engage in securities lending. The Portfolio may use high-quality money market investments or short-term bonds to reduce downside volatility during uncertain or declining market conditions and for temporary defensive purposes, may invest in money market securities or short-term bonds without limitation. See "Temporary Defensive Positions" for a fuller description. The Portfolio may purchase securities on a when-issued or delayed delivery basis. See "Glossary of Permitted Investments" for additional information.

PBHG LARGE CAP 20 FUND

The Large Cap 20 Fund seeks long-term growth of capital. The Portfolio will normally be substantially invested in equity securities (including ADRs and foreign equity securities). The equity securities in which the Portfolio will invest are common stocks, warrants and rights to purchase common stocks, and debt securities and preferred stock that are convertible into common stocks. The Portfolio may invest in convertible debt securities rated investment grade by an NRSRO (i.e., within one of the four higher rating categories). The Adviser will consider the diversity of industries in choosing investments for the Portfolio.

Under normal market conditions, the Portfolio will invest at least 65% of its total assets in equity securities of a limited number (i.e., no more than 20 stocks) of large capitalization companies that, in the Adviser's opinion, have a strong earnings growth outlook and potential for capital appreciation. Such large companies have market capitalization in excess of $1 billion. Because the Portfolio focuses on equity securities of a small number of companies, the impact of a change in value of a single stock holding may be magnified.

The Portfolio may invest up to 10% of its net assets in restricted securities and securities of foreign issuers traded outside the United States and Canada and, for hedging purposes only, may purchase and sell options on stocks or stock indices. The Portfolio may also invest up to 15% of its net assets in illiquid securities, but will not invest more than 5% of its net assets in restricted securities that the Adviser determines are illiquid based on guidelines approved by the Board of Directors of the Fund. The Portfolio may also engage in securities lending. The Portfolio may use high-quality money market investments or short-term bonds to reduce downside volatility during uncertain or declining market conditions and for temporary defensive purposes, may invest in money market securities or short-term bonds without limitation. See "Temporary Defensive Positions" for a fuller description. The Portfolio may purchase securities on a when-issued or delayed delivery basis. See "Risk Factors" and "Glossary of Permitted Investments" for additional information.

PBHG VALUE FUNDS

PBHG LARGE CAP VALUE FUND

The Large Cap Value Fund seeks long-term growth of capital and income. Current income is a secondary objective. Under normal market conditions, the Portfolio will invest at least 65% of its total assets in a diversified portfolio of equity securities (i.e., common stocks, preferred stocks, rights, warrants and securities convertible into or exchangeable for common stocks) of large capitalization companies which, in the opinion of the Adviser and Newbold's, are undervalued or overlooked by the market. Such large companies have market capitalizations in excess of $1 billion at the time of purchase.

In selecting investments for the Portfolio, the Adviser and Newbold's emphasize fundamental investment value and consider the following factors, among others, in identifying and analyzing a security's fundamental value: the relationship of a company's potential earnings power to the current market price of its stock; continuing dividend income and the potential for increasing dividend growth; a strong balance sheet with low financial leverage; low price/earnings ratio relative to either that company's historical results or the current ratios for other similar companies; and potential for favorable business developments. The Portfolio may invest in equity securities of companies that are considered to be financially sound and attractive investments based on their long-term operations which may be experiencing temporary earnings declines due to adverse economic conditions that may be company or industry specific or due to unfavorable publicity. The Portfolio may invest in such companies when the Adviser and Newbold's believe that those companies will react positively to changing economic conditions or that such companies have taken or are expected to take actions designed to return their earnings to historical levels or otherwise increase the market price of their securities.

The equity securities in which the Portfolio invests normally will be traded in the United States or Canada on a registered securities exchange or established over-the-counter market. The Portfolio may invest up to 15% of its total asset in securities of foreign issuers, including ADRs, and may also invest up to 15% of its net assets in restricted or illiquid securities. The Portfolio may also engage in securities lending. The Portfolio may use high-quality money market investments or short-term bonds to reduce downside volatility during uncertain or declining market conditions. For temporary defensive purposes, the Portfolio may invest in money market securities or short-term bonds without limitation. See "Temporary Investments" for a fuller description. The Portfolio may purchase securities on a when-issued or delayed delivery basis.

The use of a valuation approach may result in investment selections that may be out-of-favor or counter to those of other investors. However, such an approach may also produce significant capital appreciation. See "Risk Factors" and "Glossary of Permitted Investments" for additional information.

PBHG MID-CAP VALUE FUND

The Mid-Cap Value Fund seeks to achieve above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing in common stocks and other equity securities of companies with market capitalizations in the range of companies represented in the Standard & Poor's Mid-Cap 400 Index ("S&P 400"), which are considered to be relatively undervalued based on certain proprietary measures of value.

The current market capitalization of companies represented in the S&P 400 is typically between $200 million and over $5 billion. It is expected that securities purchased by the Portfolio will typically exhibit lower price/earnings ratios than the average of those in the S&P 400. Under normal circumstances, the Portfolio will be structured taking into account the economic sector weighings of the S&P 400 with the Portfolio's sector weightings normally within 5% of the sector weightings of that Index.

In selecting investments for the Portfolio, the Adviser and Newbold's emphasize fundamental investment value and consider the following factors, among others, in identifying and analyzing a security's fundamental value and capital appreciation potential: the relationship of a company's potential earnings power to its current stock price; current dividend income and the potential for dividend growth; low price/earnings ratio relative to other similar companies; strong competitive advantages, including a recognized brand or trade name or niche market position; sufficient resources for expansion; capability of management; and favorable overall business prospects. The Portfolio may invest in securities of companies that are considered to be financially sound and attractive investments based on their operating history, but which may be experiencing temporary earnings declines due to adverse economic conditions that may be company or industry specific or due to unfavorable publicity. The Portfolio may invest in such companies when the Adviser and Newbold's believe that those companies will react positively to changing economic conditions or that such companies have taken or are expected to take actions designed to improve their financial fundamentals or to otherwise increase the market price of their securities. The use of a valuation approach may result in investment selections that may be out-of-favor or counter to those of other investors. However, such an approach may also produce significant capital appreciation.

Under normal market conditions, the Portfolio will invest at least 65% of its total assets in equity securities (i.e., common stocks, preferred stocks, warrants and securities convertible into or exchangeable for common stocks) of undervalued medium capitalization issuers. The equity securities in which the Portfolio invests normally will be traded in the United States or Canada on a registered securities exchange or established over-the-counter market. The Portfolio may invest up to 15% of its total assets in securities of foreign issuers, including ADRs and other similar instruments. The Portfolio may also utilize futures contracts (i.e., purchase and sell futures contracts) to the extent that (i) aggregate initial margin deposits to establish other than "bona fide hedging" positions do not exceed 5% of Portfolio's net assets and (ii) the total market value of securities underlying all futures contracts does not exceed 50% of the value of the Portfolio's total assets. In addition, the Portfolio may invest up to 15% of its net assets in restricted or illiquid securities. This limitation does not include any Rule 144A security that has been determined to be liquid pursuant to procedures established by the Board. The Portfolio may also engage in securities lending. The Portfolio may use high-quality money market investments or short-term bonds to reduce downside volatility during uncertain or declining market conditions and, for temporary defensive purposes, may invest in money market securities or short-term bonds without limitation. See "Temporary Defensive Positions" below for a fuller description. In addition, the Portfolio may purchase securities on a when-issued or delayed delivery basis.

See "Risk Factors" and "Glossary of Permitted Investments" for additional information.

PBHG SMALL CAP VALUE FUND

The Small Cap Value Fund seeks to achieve above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in a diversified portfolio of common stocks of small companies with market capitalizations in the range of companies represented in the Russell 2000 Index, which are considered to be relatively undervalued based on certain proprietary measures of value.

The current market capitalization of companies represented in the Russell 2000 Index is typically between $57 million and $610 million. It is expected that securities purchased by the Portfolio will typically exhibit lower price/earnings and price/book value ratios than the average of those in the Russell 2000 Index. Under normal circumstances, the Portfolio will be structured taking into account the economic sector weightings of the Russell 2000 Index, with the Portfolio's sector weightings normally within 5% of the sector weightings of that Index.

In selecting investments for the Portfolio, the Adviser and Newbold's emphasize fundamental investment value and consider the following factors, among others, in identifying and analyzing a security's fundamental value: the relationship of a company's potential earnings power to its current stock price; current dividend income and the potential for current dividends; low price/earnings ratio relative to other similar companies; strong competitive advantages, including a recognized brand or trade name or niche market position; sufficient resources for expansion; capability of management; and favorable overall business prospects. The Portfolio may invest in common stocks of companies that are considered to be financially sound and attractive investments based on their operating history, but which may be experiencing temporary earnings declines due to adverse economic conditions that may be company or industry specific or due to unfavorable publicity. The Portfolio may invest in such companies when the Adviser and Newbold's believe that those companies will react positively to changing economic conditions or that such companies have taken or are expected to take actions designed to improve their financial fundamentals or to otherwise increase the market price of their securities. The use of a valuation approach may result in investment selections that may be out-of-favor or contrary to those of other investors. However, such an approach may also produce significant capital appreciation.

In addition to the Portfolio's primary investment (i.e., under normal market conditions, at least 65% of its total assets will be invested in common stocks of undervalued small capitalization companies), the Portfolio may also invest in other equity securities (i.e., preferred stocks, warrants and securities convertible into or exchangeable for common stocks) of such small capitalization issuers. The Portfolio may also utilize futures contracts (i.e., purchase and sell futures contracts) to the extent that (i) aggregate initial margin deposits to establish other than "bona fide hedging" positions do not exceed 5% of the Portfolio's net assets and (ii) the total market value of securities underlying all futures contracts does not exceed 50% of the value of the Portfolio's total assets. In addition, the Portfolio may invest up to 15% of its net assets in restricted or illiquid securities. This limitation does not include any Rule 144A security that has been determined to be liquid pursuant to procedures established by the Board. The Portfolio may also engage in securities lending. The Portfolio may use high-quality money market investments or short-term bonds to reduce downside volatility during uncertain or declining market conditions and, for temporary defensive purposes, may invest in money market securities or short-term bonds without limitation. See "Temporary Defensive Positions" below for a fuller description.

The securities in which the Portfolio invests normally will be traded in the United States or Canada on a registered securities exchange or established over-the-counter market. The Portfolio may invest up to 15% of its total asset in securities of foreign issuers, including ADRs and other similar instruments. In addition, the Portfolio may purchase securities on a when-issued or delayed delivery basis.

See "Risk Factors" and "Glossary of Permitted Investments" for additional information.

PBHG SPECIALTY FUNDS

PBHG INTERNATIONAL FUND

The International Fund seeks to provide long-term capital appreciation by investing primarily in a diversified portfolio of equity securities of non-U.S. issuers. Country selection is a significant part of the investment process. Under normal market conditions, at least 65% of the Portfolio's total assets will be invested in securities of issuers in at least three countries other than the United States. The Portfolio may invest more than 25% of its total assets in the securities of issuers whose principal activities are in specific countries or geographic regions, including emerging markets. The term "emerging markets" applies to any country which is generally considered to be an emerging or developing country by the international financial community.

Under normal circumstances, the Portfolio's assets will be fully invested in the following equity securities of non-U.S. companies: common stocks, securities convertible into or exchangeable for common stocks, preferred stocks, warrants and rights to subscribe to common stocks. The Portfolio may purchase securities of foreign issuers sold in foreign markets, on United States registered exchanges, in the over-the-counter market, or in the form of sponsored or unsponsored ADRs or Global Depositary Receipts. The Portfolio's investments in equity securities are not based on company size and can range from small capitalization companies to large, established companies.

The Portfolio generally will not hedge its currency exposure, since currency considerations are an important part of the Portfolio's country and company selection process. Nevertheless, the Portfolio may on occasion enter into forward foreign currency contracts as a hedge against possible variations in foreign exchange rates or to hedge a specific security transaction or portfolio position. (A forward foreign currency contract is a commitment to purchase or sell a specified currency, at a specified future date, at a specified price.)

In addition, when, in the opinion of the Adviser or Murray Johnstone, market conditions so warrant, the Portfolio may invest, without limitation, in U.S. or non-U.S. money market securities and short-term debt securities, including securities issued or guaranteed by U.S. or non-U.S. governments or the agencies or instrumentalities of such governments, and securities issued by supranational agencies. Such securities will be of comparable quality to U.S. securities rated in one of the four highest rating categories by an NRSRO.

Under normal market conditions, the Portfolio expects to be fully invested in the equity securities described above. However, it may invest up to 15% of its total assets in: swaps, options on securities, non-U.S. indices and currencies, and futures contracts, including stock index futures contracts, and options on futures contracts. The Portfolio is permitted to acquire floating and variable rate debt securities, when-issued securities and illiquid and restricted securities. The Portfolio will not invest more than 15% of its net assets in illiquid securities. The Portfolio may invest in common stocks of closed-end investment companies that invest primarily in international common stocks. If the Portfolio invests in closed-end investment companies, the Portfolio's shareholders will bear not only their proportionate share of the expenses of the Portfolio (including fees of the Adviser), but also will indirectly bear similar expenses of the underlying closed-end fund. The Portfolio may also engage in securities lending. The Portfolio may use high-quality money market investments or short-term bonds to reduce downside volatility during uncertain or declining market conditions and, for temporary defensive purposes, may invest in money market securities or short-term bonds without limitation. See "Temporary Defensive Positions" for a fuller description. The Portfolio may purchase securities on a when-issued or delayed delivery basis. See "Risk Factors" and "Glossary of Permitted Investments" for additional information.

PBHG CASH RESERVES FUND

The Cash Reserves Fund seeks to preserve principal value and maintain a high degree of liquidity while providing current income. Under normal market conditions the Portfolio invests in obligations denominated in U.S. dollars consisting of: (i) commercial paper issued by U.S. and foreign issuers rated in one of the two highest rating categories by any two NRSROs at the time of investment, or, if not rated, determined by the Adviser or Wellington to be of comparable quality; (ii) obligations (including certificates of deposit, time deposits, bank notes and bankers' acceptances) of U.S. savings and loan and thrift institutions, U.S. commercial banks (including foreign branches of such banks), and U.S. and foreign branches of foreign banks, provided that such institutions (or, in the case of a branch, the parent institution) have total assets of $500 million or more as shown on their last published financial statements at the time of investment; (iii) short-term corporate obligations of U.S. and foreign issuers with a remaining term of not more than one year of issuers with commercial paper of comparable priority and security meeting the above ratings; (iv) U.S. Treasury obligations and obligations issued or guaranteed as to principal and interest by the agencies or instrumentalities of the U.S. government; (v) securities issued by foreign governments, including Canadian and Provincial Government and Crown Agency Obligations; (vi) short-term obligations issued by state and local governmental issuers which are rated at the time of investment by at least two NRSROs in one of the two highest municipal bond rating categories, and carry yields that are competitive with those of other types of money market instruments of comparable quality; and
(vii) repurchase agreements involving any of the foregoing obligations. The Portfolio complies with regulations of the Securities and Exchange Commission (the "SEC") applicable to money market funds. These regulations impose certain quality, maturity and diversification restraints on investments. Under these regulations, the Portfolio must maintain a dollar-weighted average portfolio maturity of 90 days or less and generally, may invest only in securities with maturities of 397 days or less. The purchase of single rated or unrated securities by the Adviser or Wellington is subject to the approval or ratification by the Board of Directors.

It is a fundamental policy of the Portfolio to use its best efforts to maintain a constant net asset value of $1.00 per share. There can be no assurance that the Portfolio will be able to maintain a net asset value of $1.00 per share on a continuing basis. The Portfolio may invest up to 10% of its net assets in illiquid securities. However, restricted securities, including Rule 144A securities and Section 4(2) commercial paper, that meet the criteria established by the Board of Directors of the Fund will be considered liquid. In addition, the Portfolio may invest in U.S. Treasury STRIPS. See "Risk Factors" and "Glossary of Permitted Investments" for additional information.

PBHG TECHNOLOGY & COMMUNICATIONS FUND

The Technology & Communications Fund seeks long-term growth of capital. Current income is incidental to the Portfolio's objective. Under normal market conditions, the Portfolio will invest at least 65% of its total assets in common stocks of companies which rely extensively on technology or communications in their product development or operations, or which are expected to benefit from technological advances and improvements, and that may be experiencing exceptional growth in sales and earnings driven by technology- or communication-related products and services.

Such technology and communications companies may be in many different industries or fields, including computer software and hardware, electronic components and systems, network and cable broadcasting, telecommunications, mobile communications, satellite communications, defense and aerospace, transportation systems, data storage and retrieval, biotechnology and medical, and environmental. As a result of this focus, the Portfolio offers investors the significant growth potential of companies that may be responsible for breakthrough products or technologies or that are positioned to take advantage of cutting-edge developments.

The Portfolio will normally be fully invested in common stocks (including ADRs) of such technology and communications companies, but also may invest in warrants and rights to purchase common stocks and debt securities and preferred stocks convertible into or exchangeable for common stocks. Stock selections will not be based on company size, but rather on an assessment of a company's fundamental prospects. As a result, the Portfolio's stock holdings can range from small companies developing new technologies or pursuing scientific breakthroughs to large, established firms with track records in developing and marketing such scientific advances.

Normally, the Portfolio will purchase only securities traded in the U.S. or Canada on registered exchanges or in the over-the-counter market. The Portfolio may also invest, in the aggregate, up to 10% of its net assets in restricted securities and securities of foreign issuers traded outside the U.S. and Canada and, for hedging purposes only, may purchase and sell options on stocks or stock indices. The Portfolio also may invest up to 15% of its net assets in illiquid securities. The Portfolio may use high-quality money market investments or short-term bonds to reduce downside volatility during uncertain or declining market conditions and for temporary defensive purposes, may invest in money market securities or short-term bonds without limitation. See "Temporary Defensive Positions" for a fuller description. The Portfolio may purchase securities on a when-issued or delayed delivery basis. See "Risk Factors" and "Glossary of Permitted Investments" for additional information.

PBHG STRATEGIC SMALL COMPANY FUND

The Strategic Small Company Fund seeks growth of capital. Under normal market conditions, the Portfolio will invest at least 65% of its total assets in a diversified portfolio of equity securities (as previously defined herein) of small capitalization companies. Such small companies have market capitalizations or annual revenues of up to $750 million at the time of purchase. The Portfolio may continue to hold securities of companies whose market capitalization or revenues grow above that level if such companies continue to satisfy the other investment policies of the Portfolio.

In selecting investments for the Portfolio, the Adviser or Newbold's may emphasize securities poised for rapid and dynamic growth ("growth securities") or securities that are undervalued or overlooked by the market ("value securities") depending on the views of the Adviser and Newbold's of current economic or market conditions and their long-term investment outlook. The Portfolio is flexibly and strategically managed so that depending on the views of the Adviser and Newbold's of economic or market conditions they will adjust the mix of growth and value securities held by the Portfolio. Consequently, at times it may be more heavily invested in growth securities and at other times it may be more heavily invested in value securities.

Normally, the Portfolio will purchase only securities traded in the United States or Canada on registered exchanges or in the over-the-counter market. The Portfolio may invest up to 15% of its total assets in securities of foreign issuers (including ADRs), and may invest up to 15% of its net assets in restricted or illiquid securities. The Portfolio may also engage in securities lending. The Portfolio may use high-quality money market investments or short-term bonds to reduce downside volatility during uncertain or declining market conditions and, for temporary defensive purposes, may invest in money market securities or short-term bonds without limitation. See "Temporary Defensive Positions" for a fuller description. The Portfolio may purchase securities on a when-issued or delayed delivery basis. See "Risk Factors" and "Glossary of Permitted Investments" for additional information.

THERE CAN BE NO ASSURANCE THAT ANY PORTFOLIO WILL BE ABLE TO ACHIEVE ITS INVESTMENT OBJECTIVE.

-------------------------------------
GENERAL INVESTMENT POLICIES
AND STRATEGIES
-------------------------------------

INVESTMENT PROCESS OF THE ADVISER

The Adviser's investment process is both quantitative and fundamental, and is extremely focused on quality earnings growth. In seeking to identify investment opportunities, the Adviser begins by creating a universe of rapidly growing companies with market capitalizations within the parameters described for each Portfolio and that possess certain quality characteristics. Using proprietary software and research models that incorporate important attributes of successful growth, such as positive earnings surprises, upward earnings estimate revisions, and accelerating sales and earnings growth, the Adviser creates a universe of growing companies. Then, using fundamental research, the Adviser evaluates each company's earnings quality and assesses the sustainability of the company's current growth trends. Through this highly disciplined process, the Adviser seeks to construct investment portfolios that possess strong growth characteristics. The Adviser tries to keep each Portfolio fully invested at all times. Because the universe of companies will undoubtedly experience volatility in stock price, it is important that shareholders in the Portfolios maintain a long-term investment perspective. Of course, there can be no assurance that use of these techniques will be successful, even over the long term.

INVESTMENT PROCESS OF NEWBOLD'S

Newbold's investment process, like that of the Adviser, is both quantitative and fundamental. In seeking to identify attractive investment opportunities, Newbold's first creates a universe of companies each of whose current share price is low in relation to its real worth or future prospects. Using custom designed research models and proprietary software, which incorporate certain key elements of value investing (such as consistency of dividend payment, balance sheet strength and, low stock price relative to its assets, earnings, cash flow and business franchise), Newbold's screens more than 8,000 possible companies and creates an initial universe of statistically attractive value companies. Following the creation of this universe of possible investments, Newbold's uses its strong fundamental research capabilities to carefully identify securities that are currently out of favor but which have the potential to achieve significant appreciation as the marketplace recognizes their fundamental value. Once constructed, portfolios are continually monitored for change. Newbold's follows a disciplined valuation approach that requires it to sell any portfolio security that it believes has become overvalued relative to the market. Sales of portfolio securities are primarily triggered by the relative change in price/earnings ratio. Adverse changes in other key value elements are, of course, factors that would also trigger a sale. Of course, there can be no assurance that use of these techniques will be successful, even over the long term.

INVESTMENT PROCESS OF MURRAY JOHNSTONE

The investment process of Murray Johnstone, like that of the Adviser, is both quantitative and fundamental. In seeking to identify attractive investment opportunities for the International Fund, Murray Johnstone starts by determining the countries or geographic regions that, on the basis of its model criteria, can provide the best investment opportunities for the International Fund. Murray Johnstone's criteria for country selection incorporates twenty factors that are used to score and rank each market. Following the creation of this investment universe, Murray Johnstone uses its strong fundamental research capabilities to identify individual companies having superior growth records and expectations, sound balance sheets and high cash flow generation. After this identification process, each company's investment value is evaluated by taking into account such factors as relative price performance, upward earnings estimate revisions, improving balance sheets and strength of management. Currency considerations play a part in both country and company selection. Since the companies in which the International Fund invests may experience greater price volatility than a domestic stock portfolio, it is important that shareholders of the International Fund maintain a long-term investment perspective. Of course, there can be no assurance that the use of these techniques will be successful, even over the long term.

PORTFOLIO TURNOVER

Portfolio turnover will tend to rise during periods of economic turbulence and decline during periods of stable growth. A higher turnover rate (100% or more) increases transaction costs (e.g., brokerage commissions) and increases realized gains and losses. The portfolio turnover rate for the fiscal year or period ended March 31, 1997 for each of the Portfolios (except the Mid-Cap Value and Small Cap Value Funds) is specified in the Financial Highlights table. It is expected that under normal market conditions, the annual portfolio turnover rates for the Mid-Cap Value and Small Cap Value Funds will not exceed 400%. High rates of portfolio turnover necessarily result in correspondingly greater brokerage and portfolio trading costs, which are paid by the Portfolio. Trading in fixed-income securities does not generally involve the payment of brokerage commissions, but does involve indirect transaction costs. In addition to portfolio trading costs, higher rates of portfolio turnover may result in the realization of capital gains. To the extent net short-term capital gains are realized, any distributions resulting from such gains are considered ordinary income for federal income tax purposes. In addition, high rates of portfolio turnover may adversely affect each Portfolio's status as a "regulated investment company" ("RIC") under Section 851 of the Internal Revenue Code of 1986, as amended ("Code").

TEMPORARY DEFENSIVE POSITIONS

Under normal market conditions, each Portfolio expects to be fully invested in its primary investments, as described above. However, for temporary defensive purposes, when the Adviser or a sub-adviser, as appropriate, determines that market conditions warrant, each Portfolio may invest up to 100% of its assets in cash and money market instruments (consisting of securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities; certificates of deposit, time deposits and bankers' acceptances issued by banks or savings and loan associations having net assets of at least $500 million as stated on their most recently published financial statements; commercial paper rated in one of the two highest rating categories by at least one NRSRO; repurchase agreements involving such securities; and, to the extent permitted by applicable law and each Portfolio's investment restrictions, shares of other investment companies investing solely in money market securities). To the extent a Portfolio is invested in temporary defensive instruments, it will not be pursuing its investment objective. See "Glossary of Permitted Investments" and the Statement of Additional Information for additional information.

-------------------------------------
RISK FACTORS
-------------------------------------

SMALL AND MEDIUM CAPITALIZATION STOCKS

Investments in common stocks in general are subject to market risks that may cause their prices to fluctuate over time. Therefore, an investment in each Portfolio (other than the Cash Reserves Fund) may be more suitable for long-term investors who can bear the risk of these fluctuations. The Growth Fund, Emerging Growth Fund, Limited Fund, Small Cap Value Fund and Strategic Small Company Fund invest extensively in small capitalization companies. The Mid-Cap Value Fund invests extensively in medium capitalization companies. In certain cases, the Core Growth Fund, Select Equity Fund and Technology & Communications Fund invest in securities of issuers with small or medium market capitalizations. While the Adviser and Newbold's intend to invest in small and medium capitalization companies that have strong balance sheets and favorable business prospects, any investment in small and medium capitalization companies involves greater risk and price volatility than that customarily associated with investments in larger, more established companies. This increased risk may be due to the greater business risks of their small or medium size, limited markets and financial resources, narrow product lines and frequent lack of management depth. The securities of small and medium capitalization companies are often traded in the over-the-counter market, and might not be traded in volumes typical of securities traded on a national securities exchange. Thus, the securities of small and medium capitalization companies are likely to be less liquid, and subject to more abrupt or erratic market movements, than securities of larger, more established companies.

OVER-THE-COUNTER MARKET

Each Portfolio (except the Cash Reserves Fund) may invest in over-the-counter stocks. In contrast to the securities exchanges, the over-the-counter market is not a centralized facility which limits trading activity to securities of companies which initially satisfy certain defined standards. Generally, the volume of trading in an unlisted or over-the-counter common stock is less than the volume of trading in a listed stock. This means that the depth of market liquidity of some stocks in which each Portfolio invests may not be as great as that of other securities and, if the Portfolios were to dispose of such a stock, they might have to offer the shares at a discount from recent prices, or sell the shares in small lots over an extended period of time.

FOREIGN SECURITIES AND EMERGING MARKETS

Each of the Portfolios may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Portfolio's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

The International Fund's investments in emerging markets may be considered speculative, and therefore may offer higher potential for gains and losses than investments in developed markets of the world. With respect to any emerging country, there may be greater potential for nationalization, expropriation or confiscatory taxation, political changes, government regulation, social instability or diplomatic developments (including war) which could affect adversely the economies of such countries or the value of the International Fund's investments in those countries. In addition, it may be difficult to obtain and enforce a judgment in the courts of such countries. Further, the economies of developing countries generally are heavily dependent upon international trade and, accordingly, have been and may continue to be adversely affected by trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

INVESTMENTS IN TECHNOLOGY COMPANIES

Each Portfolio (except the Cash Reserves Fund) may invest in equity securities of technology companies. Such securities have tended to be subject to greater volatility than securities of companies that are not dependent upon or associated with technological issues. Although the Technology & Communications Fund will invest primarily in the securities of technology companies operating in various industries, many of these industries share common characteristics. Therefore, an event or issue affecting one such industry may have a significant impact on these other, related industries and, thus, may affect the value of the Technology & Communications Fund's investments in technology companies. For example, the technology companies in which the Technology & Communication Fund invests may be strongly affected by worldwide scientific or technological developments and their products and services may be subject to governmental regulation or adversely affected by governmental policies.

OPTIONS AND FUTURES CONTRACTS

Certain of the Portfolios may utilize futures contracts, and may write and purchase call and put options. The risk of loss in trading futures contracts can be substantial because of the low margin deposits required and the extremely high degree of leveraging involved in futures trading. As a result, a relatively small price movement in a futures contract may cause an immediate and substantial loss or gain. The primary risks associated with the use of options and futures contracts are (i) imperfect correlations between the change in market value of the securities held by the Portfolio and the prices of the options or futures contracts purchased or sold by the Portfolio; and
(ii) possible lack of a liquid secondary market for an over-the-counter option or futures contract and the resulting inability to close the over-the-counter option or futures position prior to its maturity date, which could have an adverse impact on the Portfolio's ability to execute futures and options strategies.

For additional information regarding permitted investments for each Portfolio and other risks, see "Glossary of Permitted Investments" and the Statement of Additional Information.

-------------------------------------
INVESTMENT LIMITATIONS
-------------------------------------

The investment objectives of each Portfolio and the investment limitations set forth herein and certain investment limitations contained in the Statement of Additional Information are fundamental policies of each Portfolio. A Portfolio's fundamental policies cannot be changed without the consent of the holders of a majority of the Portfolio's outstanding shares.

A Portfolio, as a fundamental policy, may not:

1. Purchase securities of any issuer (except securities issued or guaranteed by the United States, its agencies or instrumentalities and repurchase agreements involving such securities) if, as a result, more than 5% of the total assets of the Portfolio would be invested in the securities of such issuer. With the exception of the Cash Reserves Fund, this restriction applies to 75% of each Portfolio's total assets.

2. Purchase any securities which would cause 25% or more of the total assets of a Portfolio to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that this limitation does not apply to investments in obligations issued or guaranteed by the U.S. government or its agencies and instrumentalities and repurchase agreements involving such securities. For purposes of this limitation,
(i) utility companies will be divided according to their services, for example, gas distribution, gas transmission, electric and telephone will each be considered a separate industry, and (ii) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry. For purposes of this limitation, supranational organizations are deemed to be issuers conducting their principal business activities in the same industry.

3. Borrow money except for temporary or emergency purposes and then only in an amount not exceeding 10% of the value of each Portfolio's total assets (or 33 1/3% of the value of each of the Growth, Mid-Cap Value and Small Cap Value Funds' total assets). This borrowing provision is included solely to facilitate the orderly sale of portfolio securities to accommodate substantial redemption requests if they should occur and is not for investment purposes. All borrowings in excess of 5% of the Portfolio's total assets will be repaid before making investments.

The foregoing percentages apply at the time of the purchase of a security.

-------------------------------------
HOW TO PURCHASE FUND SHARES
-------------------------------------

You may purchase shares of each Portfolio directly through DST Systems, Inc., the Fund's Transfer Agent. Purchases of shares of each Portfolio may be made on any Business Day. However, shares of the Cash Reserves Fund cannot be purchased or exchanged (i) on days when the Federal Reserve is closed or (ii) by Federal Reserve wire on federal holidays restricting wire transfers. Shares of each Portfolio are offered only to residents of states in which such shares are eligible for purchase.

You may place orders by mail, wire or telephone. If market conditions are extraordinarily active, or if severe weather or other emergencies exist, and you experience difficulties placing orders by telephone, you may wish to consider placing your order by other means, such as mail or overnight delivery.

You may also purchase shares of each Portfolio through certain broker-dealers or other financial institutions that are authorized to sell you shares of the Portfolios. Such financial institutions may charge you a fee for this service in addition to each Portfolio's public offering price.

Neither the Fund nor the Transfer Agent will be responsible for any loss, liability, cost or expenses for acting upon wire instructions, or telephone instructions that it reasonably believes to be genuine. The Fund and the Transfer Agent will each employ reasonable procedures to confirm that instructions communicated by telephone are genuine including requiring a form of personal identification prior to acting upon instructions received by telephone and recording telephone instructions.

Each Portfolio reserves the right to reject any purchase order or to suspend or modify the continuous offering of its shares. For example, the investment opportunities for small or medium capitalization companies may from time to time be more limited than those in other sectors of the stock market. Therefore, in order to retain adequate investment flexibility, the Adviser may from time to time recommend to the Board of Directors of the Fund that a Portfolio, which invests extensively in such companies, indefinitely discontinue the sale of its shares to new investors (other than directors, officers and employees of the Adviser, each of the sub-advisers and their affiliated companies). In such event, the Board of Directors would determine whether such discontinuance is in the best interests of the applicable Portfolio and its shareholders. Shares of the PBHG Limited Fund are currently offered only to existing shareholders of the PBHG Class shares of the Portfolio. The PBHG Limited Fund may recommence offering its shares to new investors in the future, provided that the Board of Directors determines that doing so would be in the best interest of the Portfolio and its shareholders.

MINIMUM INVESTMENT

The minimum initial investment in each Portfolio (other than the Limited Fund and Strategic Small Company Fund) is $2,500 for regular accounts and $2,000 for IRAs. The minimum initial investment in the Limited Fund and the Strategic Small Company Fund is $5,000 for regular accounts and $2,000 for IRAs. However, investors who establish a Systematic Investment Plan, as described below, with a minimum investment of $25 per month may at the same time open a regular or IRA account with any Portfolio with a minimum initial investment of $500. There is no minimum for subsequent investments. The Distributor may waive the minimum initial investment amount at its discretion. No minimum applies to subsequent purchases effected by dividend reinvestment. As described below, subsequent purchases through the Fund's Systematic Investment Plan must be at least $25.

INITIAL PURCHASE BY MAIL

An account may be opened by mailing a check or other negotiable bank draft payable to The PBHG Funds, Inc. for at least the minimum initial amount specified above for regular and IRA accounts, and a completed Account Application to THE PBHG FUNDS, INC. C/O DST SYSTEMS, INC., P.O. BOX 419534, KANSAS CITY, MISSOURI 64141-6534. The Fund will not accept third-party checks, i.e., a check not payable to The PBHG Funds, Inc. or a Portfolio for initial or subsequent investments.

ADDITIONAL PURCHASES BY PHONE (TELEPHONE PURCHASE)

You may purchase additional shares by telephoning the Transfer Agent at 1-800-433-0051. THE MINIMUM TELEPHONE PURCHASE IS $1,000, AND THE MAXIMUM IS FIVE TIMES THE NET ASSET VALUE OF SHARES HELD BY THE SHAREHOLDER ON THE DAY PRECEDING SUCH TELEPHONE PURCHASE FOR WHICH PAYMENT HAS BEEN RECEIVED. The telephone purchase will be made at the offering price next computed after the receipt of the call by the Transfer Agent. Payment for the telephone purchase must be received by the Transfer Agent within seven days. If payment is not received within seven days, you will be liable for all losses incurred by the Fund as a result of the cancellation of such purchase.

INITIAL PURCHASE BY WIRE

If you have an account with a commercial bank that is a member of the Federal Reserve System, you may purchase shares of the Portfolios by requesting your bank to transmit funds by wire. Before making an initial investment by wire, you must first telephone 1-800-433-0051 to receive an Account Application and be assigned an account number. The Account Application must be received prior to receipt of the wire. Your name, account number, taxpayer identification number or Social Security Number, and address must be specified in the wire. All wires must be received by 2:00 p.m. Eastern time for the Cash Reserves Fund and 4:00 p.m. Eastern time for all other Portfolios to be effective on that day. In addition, an original Account Application should be promptly forwarded to: The PBHG Funds, Inc. c/o DST Systems, Inc., P.O. Box 419534, Kansas City, Missouri 64141-6534. All wires must be sent as follows: United Missouri Bank of Kansas City, N.A.; ABA #10-10-00695; for Account Number 98705-23469; Further Credit:
[name of Portfolio and your assigned account number].

ADDITIONAL PURCHASES BY WIRE

Additional investments may be made at any time through the wire procedures described above, which must include your name and account number. Your bank may impose a fee for investments by wire.

PURCHASE BY ACH

If you have made this election, shares of each Portfolio may be purchased via Automated Clearing House ("ACH"). Investors purchasing via ACH should complete the bank information section on the Account Application and attach a voided check or deposit slip to the Account Application. This option must be established on your account at least 15 days prior to you initiating an ACH transaction.

GENERAL INFORMATION REGARDING PURCHASES

A purchase order will be effective as of the day received by the Transfer Agent if the Transfer Agent receives sufficient information to execute the order and receives payment before 2:00 p.m., Eastern time for the Cash Fund and 4:00 p.m., Eastern time for all other Portfolios. Payment may be made by check or readily available funds. The purchase price of shares of a Portfolio is the net asset value per share next determined after a purchase order is effective. Purchases will be made in full and fractional shares of a Portfolio calculated to three decimal places. The Fund will not issue certificates representing shares of the Portfolios.

In order for your purchase order to be effective on the day you place your order with your broker-dealer or other financial institution, such broker-dealer or financial institution must (i) receive your order before 2:00 p.m., Eastern time for the Cash Fund and 4:00 p.m. Eastern time for all other Portfolios and
(ii) promptly transmit the order to the Transfer Agent. See "Determination of Net Asset Value" below. The broker-dealer or financial institution is responsible for promptly transmitting purchase orders to the Transfer Agent so that you may receive the same day's net asset value.

If a check received for the purchase of shares does not clear, the purchase will be canceled, and you could be liable for any losses or fees incurred by the Fund. The Fund reserves the right to reject a purchase order when the Fund determines that it is not in the best interests of the Fund or its shareholders to accept such an order.

-------------------------------------
SHAREHOLDER SERVICES
-------------------------------------

SHAREHOLDER INQUIRIES AND SERVICES OFFERED

If you have any questions about the Portfolios or the shareholder services described below, please call the Fund at 1-800-433-0051. Written inquiries should be sent to DST SYSTEMS, INC., P.O. BOX 419534, KANSAS CITY, MISSOURI 64141-6534. The Fund reserves the right to amend the shareholder services described below or to change the terms or conditions relating to such services upon 60 days' notice to shareholders. You may, however, discontinue any service you select, provided that with respect to the Systematic Investment and Systematic Withdrawal Plans described below, the Fund's Transfer Agent receives your notification to discontinue such service(s) at least ten (10) days before the next scheduled investment or withdrawal date.

SYSTEMATIC INVESTMENT AND SYSTEMATIC WITHDRAWAL PLANS

For your convenience, the Fund provides plans that enable you to add to your investment or withdraw from your account(s) with a minimum of paperwork. You can utilize these plans by simply completing the appropriate section of the Account Application.

(1) SYSTEMATIC INVESTMENT PLAN. The Systematic Investment Plan is a convenient way for you to purchase shares in the Portfolios at regular monthly or quarterly intervals selected by you. The Systematic Investment Plan enables you to achieve dollar-cost averaging with respect to investments in the Portfolios despite their fluctuating net asset values through regular purchases of a fixed dollar amount of shares in the Portfolios. Dollar-cost averaging brings discipline to your investing. Dollar-cost averaging results in more shares being purchased when a Portfolio's net asset value is relatively low and fewer shares being purchased when a Portfolio's net asset value is relatively high, thereby helping to decrease the average price of your shares. Investors who establish a Systematic Investment Plan may open an account with a minimum balance of $500.

Through the Systematic Investment Plan, shares are purchased by transferring monies (minimum of $25 per transaction per Portfolio) from your designated checking or savings account. Your systematic investment in the Portfolio(s) designated by you will be processed on a regular basis at your option beginning on or about either the first or fifteenth day of the month or quarter you select. This Systematic Investment Plan must be established on your account at least 15 days prior to the intended date of your first systematic investment.

(2) SYSTEMATIC WITHDRAWAL PLAN. The Systematic Withdrawal Plan provides a convenient way for you to receive current income while maintaining your investments in the Portfolio(s). The Systematic Withdrawal Plan permits you to have payments of $50 or more automatically transferred from your account(s) in the Portfolio(s) to your designated checking or savings account on a monthly, quarterly, or semi-annual basis. The Systematic Withdrawal Plan also provides the option of having a check mailed to the address of record for your account. In order to start this Plan, you must have a minimum balance of $5,000 in any account using this feature. Your systematic withdrawals will be processed on a regular basis beginning on or about either the first or fifteenth day of the month, quarter or semi-annual period you select.

EXCHANGE PRIVILEGES

Once payment for your shares has been received (i.e., an account has been established) and your payment has been converted to Federal funds, you may exchange some or all of your shares for shares of the other Portfolios of the Fund currently available to the public. However, if you own shares of any Portfolio other than the Cash Reserves Fund, you are limited to four (4) exchanges annually from such Portfolio to the Cash Reserves Fund. Exchanges are made at net asset value. The Fund reserves the right to change the terms and conditions of the exchange privilege discussed herein, or to terminate the exchange privilege, upon sixty (60) days' notice. Exchanges will be made only after proper instructions in writing or by telephone (an "Exchange Request") are received for an established account by the Transfer Agent.

The exchange privilege may be exercised only in those states where the shares of the new Portfolio may legally be sold.

TAX-SHELTERED RETIREMENT PLANS

A variety of retirement plans, including IRAs, SEP-IRAs, 401(a) Keogh and Corporate money purchase pension and profit sharing plans, and 401(k) and 403(b) plans are available to investors in the Fund.

(1) INDIVIDUAL RETIREMENT ACCOUNTS ("IRAs"). You may save for your retirement and shelter your investment income from current taxes by either: (a) establishing a new IRA; or (b) "rolling-over" to the Fund monies from other IRA accounts or lump sum distributions from a qualified retirement plan. If you are between 18 and 70 1/2 years of age, you can use an IRA to invest up to $2,000 per year of your earned income in any of the Portfolios. You may also invest up to $2,000 per year in a spousal IRA if your spouse has no earned income. There is a $10.00 annual maintenance fee charged to IRA investors. If you maintain IRA accounts in more than one Portfolio of the Fund, you will only be charged one fee. This fee can be prepaid or will be debited from your account if not received by the announced deadline.

(2) SEP-IRAs. If you are a self-employed person, you can establish a Simplified Employee Pension Plan ("SEP-IRA"). A SEP-IRA is designed to provide persons with self-employed income (and their eligible employees) with many of the same tax advantages as a Keogh, but with fewer administrative requirements.

(3) 401(a) KEOGH AND CORPORATE RETIREMENT PLANS. Both a prototype money purchase pension plan and a profit sharing plan, which may be used alone or in combination, are available for self-employed individuals and their partners, and corporations to provide tax-sheltered retirement benefits for individuals and employees.

(4) 401(k) PLANS. Through the establishment of a 401(k) plan by a corporation of any size, employees can invest a portion of their wages in the Portfolios on a tax-deferred basis in order to help them meet their retirement needs.

(5) 403(b) PLANS. Section 403(b) plans are custodial accounts which are available to employees of most non-profit organizations and public schools.

OTHER SPECIAL ACCOUNTS

The Fund also offers the following special accounts to meet your needs:

(1) UNIFORM GIFT TO MINORS/UNIFORM TRANSFERS TO MINORS. By establishing a Uniform Gift to Minors Account/Uniform Transfers to Minors Account with the Fund you can build a fund for your children's education or a nest egg for their future and, at the same time, potentially reduce your own income taxes.

(2) CUSTODIAL AND FIDUCIARY ACCOUNTS. The Fund provides a convenient means of establishing custodial and fiduciary accounts for investors with fiduciary responsibilities.

For further information regarding any of the above retirement plans and accounts, please call toll free at 1-800-433-0051. Retirement investors may, however, wish to consult with their own tax counsel or adviser.

-------------------------------------
HOW TO REDEEM FUND SHARES
-------------------------------------

Redemption orders received by the Transfer Agent prior to 2:00 p.m., Eastern time for the Cash Reserves Fund and 4:00 p.m., Eastern time for each of the other Portfolios on any Business Day will be effective that day. The redemption price of shares is the net asset value per share of a Portfolio next determined after the redemption order is effective. Payment of redemption proceeds will be made as promptly as possible and, in any event, within seven days after the redemption order is received, provided, however, that redemption proceeds for shares purchased by check (including certified or cashier's checks) or by ACH will be forwarded only upon collection of payment for such shares; collection of payment may take up to 15 days.

You may also redeem shares of each Portfolio through certain broker-dealers and other financial institutions at which you maintain an account. Such financial institutions may charge you a fee for this service.

In order for your redemption order to be effective on the day you place your redemption order with your broker-dealer or other financial institution, such broker-dealer or financial institution must (i) receive your order before 2:00 p.m. Eastern time for the Cash Reserves Fund and 4:00 p.m. Eastern Time for each other Portfolio and (ii) promptly transmit the order to the Transfer Agent. See "Determination of Net Asset Value" below. The financial institution is responsible for promptly transmitting redemption orders to the Transfer Agent so that your shares are redeemed at the same day's net asset value per share.

You may receive redemption payments in the form of a check or by Federal Reserve wire or ACH transfer.

BY MAIL

There is no charge for having a check for redemption proceeds mailed to you.

BY TELEPHONE

Redemption orders may be placed by telephone, provided that this option has been selected. Shares held in IRA accounts are not eligible for this option and must be redeemed by written request. Neither the Fund nor the Transfer Agent will be responsible for any loss, liability, cost or expense for acting upon wire instructions or upon telephone instructions that it reasonably believes to be genuine. The Fund and the Transfer Agent will each employ reasonable procedures to confirm that instructions communicated by telephone are genuine, including requiring a form of personal identification prior to acting upon instructions received by telephone and recording telephone instructions. If reasonable procedures are not employed, the Fund and the Transfer Agent may be liable for any losses due to unauthorized or fraudulent telephone transactions.

If market conditions are extraordinarily active, or other extraordinary circumstances exist and you experience difficulties placing redemption orders by telephone, you may wish to consider placing your order by other means, such as mail or overnight delivery. The Fund will not accept redemption requests for an amount greater than $50,000 by telephone instruction. Such redemption requests must be received in writing and be signature guaranteed.

BY WIRE

The Transfer Agent will deduct a wire charge, currently $10.00, from the amount of a Federal Reserve wire redemption payment made at the request of a shareholder. Shareholders cannot receive proceeds from redemptions of shares of a Portfolio by Federal Reserve wire on federal holidays restricting wire transfers.

BY ACH

The Fund does not charge for ACH transactions; however, proceeds from such transactions will not be posted to your bank account until the second Business Day following the transaction. In order to process a redemption by ACH, banking information must be established on your account at least 15 days prior to initiating a transaction. A voided check or deposit slip must accompany requests to establish this option.

CHECK WRITING (CASH RESERVES FUND ONLY)

Check writing service is offered free of charge to shareholders of the Cash Reserves Fund. If you have an account balance of $5,000 or more, you may redeem shares by writing checks on your account for $250 or more. To establish this privilege, please call 1-800-433-0051 to request a signature card. Once you have signed and returned a signature card, you will receive a supply of checks. A check may be made payable to any person, and your account will continue to earn dividends until the check clears. Because of the difficulty of determining in advance the exact value of your account, you may not use a check to close your account. Your account will be charged a fee for stopping payment of a check upon your request, or if the check cannot be honored because of insufficient funds or other valid reasons.

SIGNATURE GUARANTEES

A signature guarantee is a widely accepted way to protect you by verifying the signature on certain redemption requests. The Fund requires signature guarantees to be provided in the following circumstances: (1) written requests for redemptions in excess of $50,000; (2) all written requests to wire redemption proceeds; and (3) redemption requests that provide that the redemption proceeds should be sent to an address other than the address of record or to a person other than the registered shareholder(s) for the account.

Signature guarantees can be obtained from any of the following institutions: a national or state bank, a trust company, a federal savings and loan association, or a broker-dealer that is a member of a national securities exchange. The Fund does not accept guarantees from notaries public or organizations that do not provide reimbursement in the case of fraud.

MINIMUM ACCOUNT SIZE

Due to the relatively high cost of maintaining smaller accounts, the Fund will impose an annual $12.00 minimum account charge and reserves the right to redeem shares in any non-retirement account if, as the result of redemptions, the value of any account drops below the minimum initial investment amount, specified above, for each Portfolio. See "Minimum Investment" and "Systematic Investment and Systematic Withdrawal Plans" for minimum investments. You will be allowed at least 60 days, after notice from the Fund, to make an additional investment to bring your account value up to at least the applicable minimum account size before the annual $12.00 minimum account fee is charged and/or the redemption of a non-retirement account is processed. The applicable minimum account charge will be imposed annually on any such account until the account is brought up to the applicable minimum account size.

The right of redemption may be suspended or the date of payment of redemption proceeds postponed during certain periods as set forth more fully in the Statement of Additional Information.

-------------------------------------
DETERMINATION OF NET ASSET VALUE
-------------------------------------

The net asset value per share of each Portfolio, other than the Cash Reserves Fund, is determined by dividing the total market value of the Portfolio's investments and other assets, less any liabilities, by the total outstanding shares of the Portfolio. Net asset value per share is determined daily as of the close of trading on the New York Stock Exchange (normally 4:00 p.m., Eastern time) on any Business Day. The net asset value per share of each Portfolio, other than the Cash Reserves Fund, is listed under PBHG in the mutual fund section of most major daily newspapers, including the Wall Street Journal.

The Cash Reserves Fund values its portfolio securities using the amortized cost method of valuation, approximating market value. Net asset value per share is determined daily as of 2:00 p.m., Eastern time on each Business Day.

-------------------------------------
PERFORMANCE ADVERTISING
-------------------------------------

From time to time, each Portfolio may advertise its yield and total return. These figures will be based on historical earnings and are not intended to indicate future performance. No representation can be made regarding actual future yields or returns. For Portfolios other than the Cash Reserves Fund, yield refers to the annualized income generated by an investment in the Portfolio over a specified 30-day period. The yield is calculated by assuming that the same amount of income generated by the investment during that period is generated in each 30-day period over one year and is shown as a percentage of the investment.

The "current yield" of the Cash Reserves Fund refers to the income generated by an investment in the Portfolio over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" (also called "effective compound yield") is calculated similarly but, when annualized, the income earned by an investment in the Portfolio is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The total return of each Portfolio other than the Cash Reserves Fund refers to the average compounded rate of return on a hypothetical investment for designated time periods (including but not limited to the period from which the Portfolio commenced operations through the specified date), assuming that the entire investment is redeemed at the end of each period and assuming the reinvestment of all dividend and capital gain distributions.

Each Portfolio may periodically compare its performance to that of other mutual funds tracked by mutual fund rating services (such as Lipper Analytical Services, Inc.) or by financial and business publications and periodicals, broad groups of comparable mutual funds, unmanaged indices which may assume investment of dividends but generally do not reflect deductions for administrative and management costs and other investment alternatives. Each Portfolio may quote services such as Morningstar, Inc., a service that ranks mutual funds on the basis of risk-adjusted performance, and Ibbotson Associates of Chicago, Illinois, which provides historical returns of the capital markets in the U.S. Each Portfolio may use long-term performance of these capital markets to demonstrate general long-term risk versus reward scenarios and could include the value of a hypothetical investment in any of the capital markets. Each Portfolio may also quote financial and business publications and periodicals as they relate to fund management, investment philosophy, and investment techniques.

Each Portfolio may quote various measures of volatility and benchmark correlation in advertising and may compare these measures to those of other funds. Measures of volatility attempt to compare historical share price fluctuations or total returns to a benchmark while measures of benchmark correlation indicate how valid a comparative benchmark might be. Measures of volatility and correlation are calculated using averages of historical data and cannot be calculated precisely.

The performance of the Fund's Advisor Class shares will be lower than that of the Fund's PBHG Class shares because of the additional Rule 12b-1 shareholder servicing expenses charged to Advisor Class shares.

-------------------------------------
TAXES
-------------------------------------

The following summary of federal income tax consequences is based on current tax laws and regulations, which may be changed by legislative, judicial or administrative action. No attempt has been made to present a detailed explanation of the federal, state or local income tax treatment of the Portfolios or their shareholders. Accordingly, you are urged to consult your tax advisors regarding specific questions as to federal, state and local income taxes. See the Statement of Additional Information.

TAX STATUS OF THE PORTFOLIOS

Each Portfolio is treated as a separate entity for federal income tax purposes and is not combined with the Fund's other Portfolios. Each Portfolio intends to qualify or to continue to qualify for the special tax treatment afforded RICs as defined under Subchapter M of the Code. So long as a Portfolio qualifies for this special tax treatment, it will be relieved of federal income tax on that part of its net investment income and net capital gain (the excess of net long-term capital gain over net short-term capital loss) which it distributes to shareholders.

TAX STATUS OF DISTRIBUTIONS

Each Portfolio will distribute all of its net investment income (including, for this purpose, net short-term capital gain) to shareholders. Dividends from net investment income will be taxable to shareholders as ordinary income whether received in cash or in additional shares.

Dividends from net investment income will qualify for the dividends-received deduction for corporate shareholders only to the extent such distributions are derived from dividends paid by domestic corporations. It can be expected that only certain dividends of a Portfolio will qualify for that deduction. Any net capital gains will be distributed annually and will be taxed to shareholders as long-term capital gains, regardless of how long the shareholder has held shares and regardless of whether the distributions are received in cash or in additional shares. The Portfolios will make annual reports to shareholders of the federal income tax status of all distributions, including the amount of dividends eligible for the dividends-received deduction.

Certain securities purchased by the Portfolios (such as U.S. Treasury STRIPS, defined in "Glossary of Permitted Investments" below) are sold with original issue discount and thus do not make periodic cash interest payments. Each Portfolio will be required to include as part of its current net investment income the accrued discount on such obligations for purposes of the distribution requirement even though the Portfolio has not received any interest payments on such obligations during that period. Because a Portfolio distributes all of its net investment income to its shareholders, the Portfolio may have to sell portfolio securities to distribute such accrued income, which may occur at a time when the Adviser or sub-adviser would not have chosen to sell such securities and which may result in a taxable gain or loss.

Income received on direct U.S. obligations is exempt from income tax at the state level when received directly by a Portfolio and may be exempt, depending on the state, when received by a shareholder as income dividends from a Portfolio provided certain state-specific conditions are satisfied. Not all states permit such income dividends to be tax exempt and some require that a certain minimum percentage of an investment company's income be derived from state tax-exempt interest. Each Portfolio will inform shareholders annually of the percentage of income and distributions derived from direct U.S. obligations. You should consult your tax advisor to determine whether any portion of the income dividends received from a Portfolio is considered tax exempt in your particular state.

Dividends declared by a Portfolio in October, November or December of any year and payable to shareholders of record on a date in one of those months will be deemed to have been paid by the Portfolio and received by the shareholders on December 31 of that year, if paid by the Portfolio at any time during the following January.

Each Portfolio intends to make sufficient distributions prior to the end of each calendar year to avoid liability for the federal excise tax applicable to regulated investment companies.

TAX TREATMENT OF TRANSACTIONS

Each sale, exchange or redemption of a Portfolio's shares is a taxable event to the shareholder.

Income derived by a Portfolio from securities of foreign issuers may be subject to foreign withholding taxes. The International Fund expects to be able to treat shareholders as having paid their proportionate share of such foreign taxes.

-------------------------------------
GENERAL INFORMATION
-------------------------------------

THE FUND

The Fund, an open-end management investment company, was originally incorporated in Delaware in 1985 under the name PBHG Growth Fund, Inc. Effective July 31, 1992, the Fund was reorganized as a Maryland corporation pursuant to an Agreement and Articles of Merger which was approved by Fund shareholders on July 21, 1992. On September 8, 1993, the Fund's shareholders voted to change the name of the Fund to The Advisors' Inner Circle Fund II, Inc. On May 2, 1994, the Fund's shareholders voted to change the name of the Fund to The PBHG Funds, Inc. The Fund currently has an authorized capitalization of 9.2 billion shares of common stock with a par value of $0.001 per share. All consideration received by the Fund for shares of any Portfolio and all assets of such Portfolio belong to that Portfolio and would be subject to liabilities related thereto. The Fund reserves the right to create and issue shares of additional portfolios.

Each Portfolio of the Fund pays its respective expenses relating to its operation, including fees of its service providers, audit and legal expenses, expenses of preparing prospectuses, proxy solicitation material and reports to shareholders, costs of custodial services and registering the shares of its Portfolios under federal and state securities laws, pricing and insurance expenses and pays additional expenses including litigation and other extraordinary expenses, brokerage costs, interest charges, taxes and organization expenses. Each Portfolio's expense ratios are disclosed under "Financial Highlights" in this Prospectus.

THE ADVISER

Pilgrim Baxter & Associates, Ltd. is a professional investment management firm and registered investment adviser that, along with its predecessors, has been in business since 1982. The controlling shareholder of the Adviser is United Asset Management Corporation ("UAM"), a New York Stock Exchange listed holding company principally engaged, through affiliated firms, in providing institutional investment management services and acquiring institutional investment management firms. UAM's corporate headquarters are located at One International Place, Boston, Massachusetts 02110. The Adviser currently has discretionary management authority with respect to approximately $12 billion in assets. In addition to advising the Portfolios, the Adviser provides advisory services to pension and profit-sharing plans, charitable institutions, corporations, individual investors, trusts and estates, and other investment companies. The principal business address of the Adviser is 1255 Drummers Lane, Suite 300, Wayne, Pennsylvania 19087.

The Adviser serves as the investment adviser to each Portfolio under an investment advisory agreement with the Fund (the "Advisory Agreement"). The Adviser makes the investment decisions for the assets of each Portfolio and continuously reviews, supervises and administers the investment program of each Portfolio, subject to the supervision of, and policies established by, the Board of Directors of the Fund.

For its services, the Adviser is entitled to a fee, which is calculated daily and paid monthly, at an annual rate of: 0.85% of each of the Growth, Emerging Growth, Select Equity, Core Growth, Large Cap 20, Mid-Cap Value and Technology & Communications Funds' average daily net assets; 0.75% of the Large Cap Growth Fund's average daily net assets; 0.65% of the Large Cap Value Fund's average daily net assets; 1.00% of each of the Limited, Small Cap Value, International and Strategic Small Company Funds' average daily net assets; and 0.30% of the Cash Reserves Fund's average daily net assets. On March 6, 1997, the Board of Directors approved a reduction in the annual rate of the advisory fee applicable to the Large Cap Value Fund from 0.85% of its average daily net assets to 0.65% of its average daily net assets, effective May 1, 1997. The investment advisory fees paid by certain of the Portfolio are higher than those paid by most investment companies, although the Adviser believes the fees to be comparable to those paid by investment companies with similar investment objectives and policies.

In the interest of limiting the expenses of the Portfolios, the Adviser has voluntarily entered into expense limitation agreements with the Fund ("Expense Limitation Agreements") pursuant to which the Adviser has agreed to waive or limit a portion of its fee and to assume other expenses in an amount necessary to limit total annual operating expenses to not more than 1.50% of the average daily net assets of each of the Core Growth, Limited, Large Cap 20, Large Cap Value, Mid-Cap Value, Small Cap Value and Strategic Small Company Funds, and to not more than 2.25% of the average daily net assets of the International Fund. Reimbursement by the Portfolios of the advisory fees waived or limited and other expenses paid by the Adviser pursuant to the Expense Limitation Agreements may be made at a later date when the Portfolios have reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of each Portfolio to exceed 1.50% (or 2.25% for the International Fund). Consequently, no reimbursement by a Portfolio will be made unless: (i) the Portfolio's assets exceed $75 million; (ii) the Portfolio's total annual expense ratio is less than 1.50% (or 2.25% for the International Fund); and (iii) the payment of such reimbursement was approved by the Board of Directors on a quarterly basis.

For the fiscal year ended March 31, 1997, the Adviser received a fee equal to 0.85% of the Growth Fund's average daily net assets, 0.85% of the Emerging Growth Fund's average daily net assets, 0.75% of the Large Cap Growth Fund's average daily net assets, 0.85% of the Select Equity Fund's average daily net assets, 0.85% of the Core Growth Fund's average daily net assets, 1.00% of the Limited Fund's average daily net assets, 0.85% of the Large Cap 20 Fund's average daily net assets, 0.61% of the Large Cap Value Fund's average daily net assets, 1.00% of the International Fund's average daily net assets, 0.30% of the Cash Reserves Fund's average daily net assets, 0.85% of the Technology & Communications Fund's average daily net assets and 1.00% of the Strategic Small Company Fund's average daily net assets.

Christine M. Baxter, CFA, Portfolio Manager, has managed the Emerging Growth and Limited Funds since their inception. Ms. Baxter has worked as an equity analyst and portfolio manager for the Adviser since 1991. Gary L. Pilgrim, CFA has served as the portfolio manager of the Growth Fund since its inception. Mr. Pilgrim has served as the Chief Investment Officer for the Adviser for the past six years, and has been its President since 1993. James D. McCall, CFA, managed the Large Cap Growth, Select Equity, Core Growth and Large Cap 20 Funds from their inception until March 1997 and has co-managed each of those Portfolios since March 1997. Mr. McCall has been a portfolio manager with the Adviser since 1994. Prior to joining the Adviser, Mr. McCall was a portfolio manager with First National Bank of Maryland. Ellen A. McGee, CFA, has co-managed the Large Cap Growth, Select Equity, Core Growth and Large Cap 20 Funds since March 1997. Ms. McGee joined the Adviser in March 1997 and is a portfolio manager/analyst. Prior to joining the Adviser, Ms. McGee was Vice President and Senior Portfolio Manager with First Union Capital Management from August 1995 until March 1997, Vice President and Portfolio Manager with NationsBank Private Client Group from May 1994 until August 1995, and Vice President and Senior Institutional Portfolio Manager with First National Bank of Maryland from April 1991 until May 1994. John F. Force, CFA, has co-managed the Technology & Communications Fund since its inception. Mr. Force joined the Adviser in 1993, and is a portfolio manager/analyst. Prior to joining the Adviser, Mr. Force was Vice President/Portfolio Manager at Fiduciary Management Associates from July, 1987 to September, 1992. James M. Smith, CFA, has served as co-manager of both the Technology & Communications Fund and the Strategic Small Company Fund since their inception. Mr. Smith has over twenty years of investment experience in equity portfolio management and research. Mr. Smith joined the Adviser in 1993. Prior to joining the Adviser, Mr. Smith was Senior Vice President/Portfolio Manager at Selected Financial Services, a registered investment advisory firm.

NEWBOLD'S ASSET MANAGEMENT, INC.

Newbold's, 950 Haverford Road, Bryn Mawr, Pennsylvania, is a registered investment adviser that was formed in 1940. As with the Adviser, the controlling shareholder of Newbold's is UAM. Newbold's currently has discretionary management authority with respect to over $4 billion in assets. In addition to sub-advising certain of the Portfolios, Newbold's provides advisory services to pension and profit-sharing plans, charitable institutions, trusts, estates and other investment companies. Newbold's serves as the investment sub-adviser for the Large Cap Value, Mid-Cap Value, Small Cap Value and Strategic Small Company Funds pursuant to sub-advisory agreements with the Fund and the Adviser ("Sub-Advisory Agreements"). Under each Sub-Advisory Agreement, Newbold's manages the investments of each of those Portfolios, selects investments and places all orders for purchases and sales of each Portfolio's securities, subject to the general supervision of the Board of Directors of the Fund and the Adviser.

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements for the Large Cap Value, Mid-Cap Value, Small Cap Value and Strategic Small Company Funds, Newbold's is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets each Portfolio that is computed daily and paid monthly at an annual rates of 0.40%, 0.50%. 0.65% and 0.30%, respectively. On March 6, 1997, the Board of Directors approved a reduction in the annual rate of the sub-advisory fee with respect to the average daily net assets of the Large Cap Value Fund from 0.50% to 0.40%, effective May 1, 1997.

James H. Farrell, CFA, has managed the Large Cap Value Fund since its inception. Mr. Farrell joined Newbold's in September 1996 and is its Chief Investment Officer. Mr. Farrell also manages another mutual fund advised by Newbold's and until recently served as President of Farrell Seiwell, Inc., a registered investment adviser. Prior to joining Newbold's, he was an Investment Counselor in a sole proprietorship for two years. From 1983 to 1994, he was a partner at Cashman, Farrell and Associates, an investment advisory firm.

Gary D. Haubold, CFA, has managed the Mid-Cap Value and Small Cap Value Funds and co-managed the Strategic Small Company Fund since each Portfolio's inception. Mr. Haubold joined Newbold's in January 1997. Prior to joining Newbold's, Mr. Haubold was employed by Miller Anderson & Sherrerd ("MAS") from 1993 until January 6, 1997. At MAS, Mr. Haubold served as the co-manager of the Mid-Cap Value Portfolio of the MAS Fund from its inception on December 30, 1994 through January 6, 1997 and the co-manager of the Small Cap Value Portfolio of the MAS Fund from December 31, 1994 through January 6, 1997. Mr. Haubold was the person primarily responsible for the day-to-day management of those two mutual funds during the periods noted. Prior to joining MAS, Mr. Haubold was Senior Vice President of Wood, Struthers & Winthrop.

MURRAY JOHNSTONE INTERNATIONAL, LTD.

Murray Johnstone, 11 West Nile Street, Glasgow, Scotland, is a U.S. registered investment adviser that was founded in 1989 under the laws of Scotland. Murray

Johnstone is a wholly-owned subsidiary of Murray Johnstone Holdings Limited, which together have under management approximately $7 billion in assets, as of March 31, 1997, for institutional clients worldwide. Murray Johnstone Holdings Limited, along with its predecessors, has been in business since 1907, and is an indirect wholly-owned subsidiary of UAM. Murray Johnstone has been advising open-end investment companies since 1992. For its services provided pursuant to its investment sub-advisory agreement with the Adviser and the Fund, Murray Johnstone receives a fee from the Adviser at an annual rate of 0.50% of the International Fund's average daily net assets. Murray Johnstone receives no fees directly from the International Fund.

Rodger F. Scullion, MSI, has served as the portfolio manager of the International Fund since July 3, 1995. Mr. Scullion has been associated with Murray Johnstone since November, 1992, and serves as its Managing Director, Chief Executive Officer and Chief Investment Officer. Prior to that, Mr. Scullion served as Investment Director of Murray Johnstone Limited.

WELLINGTON MANAGEMENT COMPANY, LLP

Wellington serves as the investment sub-adviser for the Cash Reserves Fund pursuant to a sub-advisory agreement with the Fund and the Adviser. Under the sub-advisory agreement, Wellington manages the investments of the Portfolio, selects investments, and places all orders for purchases and sales of the Portfolio's securities, subject to the general supervision of the Board of Directors of the Fund and the Adviser.

For the services provided and expenses incurred pursuant to the sub-advisory agreement, Wellington is entitled to receive from the Adviser a fee, computed daily and paid monthly, at the annual rate equal to 0.075% of the Portfolio's average daily net assets up to and including $500 million and 0.020% of the Portfolio's average daily net assets over $500 million, but subject to a minimum annual fee of $50,000.

Wellington is a professional investment counseling firm which provides investment services to investment companies, employee benefit plans, endowments, foundations, and other institutions and individuals. As of March 31, 1997, Wellington had discretionary management authority with respect to approximately $136 billion of assets. Wellington and its predecessor organizations have provided investment advisory services to investment companies since 1933 and to investment counseling clients since 1960. Wellington, 75 State Street, Boston, Massachusetts 02109, is a Massachusetts general partnership, of which the following persons are managing partners: Robert W. Doran, Duncan M. McFarland and John R. Ryan.

THE ADMINISTRATOR AND SUB-ADMINISTRATOR

PBHG Fund Services (the "Administrator"), a wholly-owned subsidiary of the Adviser, provides the Fund with administrative services, including regulatory reporting and all necessary office space, equipment, personnel and facilities. For these administrative services, the Administrator is entitled to a fee, which is calculated daily and paid monthly, at an annual rate of 0.15% of the average daily net assets of the Fund. The principal place of business of the Administrator is 1255 Drummers Lane, Suite 300, Wayne, PA 19087.

SEI Fund Resources (the "Sub-Administrator"), an indirect wholly-owned subsidiary of SEI Investments Company ("SEI") and an affiliate of the Fund's distributor, assists the Administrator in providing administrative services to the Fund. For acting in this capacity, the Administrator pays the Sub-Administrator a fee at the annual rate of 0.07% of the average daily net assets of each Portfolio with respect to $2.5 billion of the total average daily net assets of the Fund and the PBHG Insurance Series Fund, Inc. taken together and a fee at the annual rate of 0.025% of the average daily net assets of each Portfolio with respect to the total average daily net assets of the Fund and the PBHG Insurance Series Fund, Inc. taken together in excess of $2.5 billion.

THE TRANSFER AGENT AND SUB-TRANSFER AGENTS

DST Systems, Inc., P.O. Box 419534, Kansas City, Missouri 64141-6534 serves as the transfer agent, dividend disbursing agent and shareholder servicing agent for the Fund under a transfer agent agreement with the Fund.

From time to time, the Fund may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund, such as participants in 401(k) plans. These services may include, among other things, sub-accounting services, answering inquiries relating to the Fund, delivering, on behalf of the Fund, proxy statements, annual reports, updated Prospectuses, other communications regarding the Fund, and related services as the Fund or the beneficial owners may reasonably request. In such cases, the Fund will not compensate such third parties at a rate that is greater than the rate the Fund is currently paying the Fund's Transfer Agent for providing these services to shareholders investing directly in the Fund.

THE DISTRIBUTOR

SEI Investments Distribution Co. (the "Distributor"), One Freedom Valley Road, Oaks, PA 19456, a wholly-owned subsidiary of SEI, provides the Fund with distribution services. No compensation is paid to the Distributor for distribution services for the PBHG Class shares of the Portfolios.

DIRECTORS OF THE FUND

The management and affairs of the Fund are supervised by the Board of Directors under the laws of the State of Maryland. The Directors have approved contracts under which, as described above, certain companies provide essential management services to the Fund.

VOTING RIGHTS

Each share held entitles the shareholder of record to one vote. Shareholders of each Portfolio will vote separately on matters relating solely to it, such as approval of advisory agreements and changes in fundamental policies, and matters affecting some but not all Portfolios of the Fund will be voted on only by shareholders of the affected series. Shareholders of all series of the Fund will vote together in matters affecting the Fund generally, such as the election of Directors or selection of independent accountants. Shareholders of the PBHG Class of the Fund will vote separately on matters relating solely to the PBHG Class and not on matters relating solely to the Advisor Class of the Fund. As a Maryland corporation, the Fund is not required to hold annual meetings of shareholders but shareholder approval will be sought for certain changes in the operation of the Fund and for the election of directors under certain circumstances. In addition, a director may be removed by the remaining directors or by shareholders at a special meeting called upon written request of shareholders owning at least 10% of the outstanding shares of the Fund. In the event that such a meeting is requested, the Fund will provide appropriate assistance and information to the shareholders requesting the meeting.

REPORTING

The Fund issues unaudited financial information semi-annually, and audited financial statements annually for each Portfolio. The Fund also furnishes periodic reports and, as necessary, proxy statements to shareholders of record.

SHAREHOLDER INQUIRIES

You may direct inquiries to the Fund by writing to The PBHG Funds, Inc., P.O. Box 419534, Kansas City, Missouri 64141-6534, or by calling 1-800-433-0051.

DIVIDENDS AND DISTRIBUTIONS

Substantially all of the net investment income (exclusive of capital gains) of a Portfolio (except the Cash Reserves Fund) is distributed in the form of annual dividends. If any capital gain is realized, substantially all of it will be distributed by each Portfolio at least annually. The Cash Reserves Fund accrues dividends daily and pays them monthly to shareholders.

Shareholders automatically receive all dividends and capital gain distributions in additional shares at the net asset value determined on the next Business Day after the record date, unless the shareholder has elected to take such payment in cash. Shareholders may change their election by providing written notice to the Transfer Agent at least 15 days prior to the distribution. Shareholders may receive payments for cash distributions in the form of a check or by Federal Reserve wire or ACH transfer.

Dividends and distributions of the Portfolios are paid on a per share basis. The value of each share will be reduced by the amount of the payment. If shares are purchased shortly before the record date for a dividend or distribution of capital gains, a shareholder will pay the full price for the shares and receive some portion of the price back as a taxable dividend or distribution.

COUNSEL AND INDEPENDENT ACCOUNTANTS

Ballard Spahr Andrews & Ingersoll serves as counsel to the Fund. Coopers & Lybrand L.L.P. serves as the independent accountants of the Fund.

CUSTODIANS

CoreStates Bank, N.A., Broad and Chestnut Streets, P.O. Box 7618, Philadelphia, Pennsylvania 19101, serves as the custodian for the Fund and each Portfolio other than the International Fund. The Northern Trust Company, 50 South LaSalle Street, Chicago, Illinois 60675 serves as the custodian for the International Fund (together, the "Custodians"). The Custodians hold cash, securities and other assets of the Fund as required by the Investment Company Act of 1940, as amended (the "1940 Act").

MISCELLANEOUS

As of March 31, 1997, Pilgrim Baxter Partners I LP, 1255 Drummers Lane, Suite 300, Wayne, Pennsylvania 19087-1565, owned of record or beneficially, at least 25% of the outstanding PBHG Class shares of the Cash Reserves Fund, and may be deemed to be a controlling person of this Portfolio for purposes of the 1940 Act. As of May 1, 1997, SEI Investments Distribution Co., One Freedom Valley Road, Oaks, Pennsylvania 19456, owned of record or beneficially, at least 25% of the outstanding PBHG Class Shares of the Mid-Cap Value Fund and Small Cap Value Fund as each Portfolio's initial shareholder and, as a result, may be deemed to be a controlling person of those Portfolios for purposes of the 1940 Act.

-------------------------------------
GLOSSARY OF PERMITTED INVESTMENTS
-------------------------------------

The following is a description of permitted investments for certain of the
Portfolios:

AMERICAN DEPOSITARY RECEIPTS AND GLOBAL DEPOSITARY RECEIPTS ("GDRS") -- ADRs are securities, typically issued by a U.S. financial institution (a "depositary"), that evidence ownership interests in a security or a pool of securities issued by a foreign issuer and deposited with the depositary. ADRs include American Depositary Shares and New York Shares. GDRs, which are sometimes referred to as Continental Depositary Receipts ("CDRs"), are securities, typically issued by a non-U.S. financial institution, that evidence ownership interests in a security or a pool of securities issued by either a U.S. or foreign issuer. ADRs, GDRs and CDRs may be available for investment through "sponsored" or "unsponsored" facilities. A sponsored facility is established jointly by the issuer of the security underlying the receipt and a depositary, whereas an unsponsored facility may be established by a depositary without participation by the issuer of the receipt's underlying security. Holders of an unsponsored depositary receipt generally bear all the costs of the unsponsored facility. The depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through to the holders of the receipts voting rights with respect to the deposited securities.

BANKERS' ACCEPTANCE -- A bill of exchange or time draft drawn on and accepted by a commercial bank. It is used by corporations to finance the shipment and storage of goods and to furnish dollar exchange. Maturities are generally six months or less.

CERTIFICATE OF DEPOSIT -- A negotiable interest bearing instrument with a specific maturity. Certificates of deposit are issued by banks and savings and loan institutions in exchange for the deposit of funds and normally can be traded in the secondary market prior to maturity. Certificates of deposit generally carry penalties for early withdrawal.

COMMERCIAL PAPER -- The term used to designate unsecured short-term promissory notes issued by corporations and other entities. Maturities on these issues typically vary from a few days to nine months.

CONVERTIBLE SECURITIES -- Securities such as rights, bonds, notes and preferred stocks which are convertible into or exchangeable for common stocks. Convertible securities have characteristics similar to both fixed income and equity securities. Because of the conversion feature, the market value of convertible securities tends to move together with the market value of the underlying common stock. As a result, the Portfolio's selection of convertible securities is based, to a great extent, on the potential for capital appreciation that may exist in the underlying stock. The value of convertible securities is also affected by prevailing interest rates, the credit quality of the issuer, and any call provisions.

DEMAND INSTRUMENTS -- Certain instruments may involve a conditional or unconditional demand feature which permits the holder to demand payment of the principal amount of the instrument. Demand instruments may include variable amount master demand notes.

DERIVATIVES -- Derivatives are securities that derive their value from other securities. The following are considered derivative securities: futures, options on futures, options (e.g., puts and calls), swap agreements, mortgage-backed securities (e.g., CMOs, REMICs, IOs and POs), when-issued securities and forward commitments, floating and variable rate securities, convertible securities, "stripped" U.S. Treasury securities (e.g., Receipts and STRIPS) and privately issued stripped securities (e.g., TGRs, TRs and CATS). See elsewhere in this "Glossary of Permitted Investments" for discussions of these various instruments, and see "Investment Objectives and Policies" for more information about the investment policies and limitations applicable to their use.

EQUITY SECURITIES -- Investments in common stocks are subject to market risks which may cause their prices to fluctuate over time. Changes in the value of portfolio securities will not necessarily affect cash income derived from these securities but will affect a Portfolio's net asset value.

FORWARD FOREIGN CURRENCY CONTRACTS -- Foreign currency exchange transactions may be conducted on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through entering into forward currency contracts to protect against uncertainty in the level of future exchange rates between a particular foreign currency and the U.S. dollar, or between foreign currencies in which a Portfolio's portfolio securities are or may be denominated. A forward foreign currency contract involves an obligation to purchase or sell a specific currency amount at a future date, which may be any fixed number of days from the date of the contract, agreed upon by the parties, at a price set at the time of the contract. Under normal circumstances, consideration of the prospect for changes in currency exchange rates will be incorporated into each Portfolio's long-term investment strategies. However, the Adviser and the sub-advisers believe that it is important to have the flexibility to enter into forward foreign currency contracts when they determine that the best interests of any Portfolio will be served. The International Fund will convert currency on a spot basis, and investors should be aware of the costs of currency conversion.

When the Adviser or a sub-adviser believes that the currency of a particular country may suffer a significant decline against the U.S. dollar or against another currency, the Portfolio in question may enter into a forward foreign currency contract to sell, for a fixed amount of U.S. dollars or other appropriate currency, the amount of foreign currency approximating the value of some or all of the Portfolio's securities denominated in such foreign currency.

At the maturity of a forward foreign currency contract, a Portfolio may either sell a portfolio security and make delivery of the foreign currency, or it may retain the security and terminate its contractual obligation to deliver the foreign currency by purchasing an "offsetting" contract with the same currency trader, obligating it to purchase, on the same maturity date, the same amount of the foreign currency. A Portfolio may realize a gain or loss from currency transactions.

Generally, a Portfolio will enter into forward foreign currency contracts only as a hedge against foreign currency exposure affecting the Portfolio or to hedge a specific security transaction or portfolio position. If a Portfolio enters into forward foreign currency contracts to cover activities which are essentially speculative, the Portfolio will segregate cash or readily marketable securities with its custodian, or a designated sub-custodian, in an amount at all times equal to or exceeding the Portfolio's commitment with respect to such contracts.

FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS -- No Portfolio, except the International Fund, Strategic Small Company Fund, Mid-Cap Value Fund and Small Cap Value Fund, has a current intention of utilizing futures contracts. The International Fund, Strategic Small Company Fund, Mid-Cap Value Fund and Small Cap Value Fund may enter into futures contracts for the purchase or sale of securities, including, for the International Fund, index contracts on foreign currencies. A purchase of a futures contract means the acquisition of a contractual right to obtain delivery of the securities or foreign currency, called for by the contract at a specified price during a specified future month. When a futures contract is sold, the Portfolio incurs a contractual obligation to deliver the securities or foreign currency underlying the contract at a specified price on a specified date during a specified future month. Each of the specified Portfolios may sell stock index futures contracts in anticipation of, or during, a market decline to attempt to offset the decrease in market value of its common stocks that might otherwise result; and it may purchase such contracts in order to offset increases in the cost of common stocks that it intends to purchase. Each of the specified Portfolios may enter into futures contracts, and with respect to the International Fund options thereon, to the extent that (i) aggregate initial margin deposits to establish positions other than "bona fide hedging" positions (and premiums paid for unexpired options on futures contracts) do not exceed 5% of the Portfolio's net assets and (ii) the total market value of obligations underlying all futures contracts does not exceed 20% of the value of the International Fund's total assets or 50% of the value of each of the other specified Portfolio's total assets.

The International Fund may also purchase and write options to buy or sell futures contracts. The International Fund may write options on futures only on a covered basis. Options on futures are similar to options on securities except that options on futures give the purchaser the right, in return for the premium paid, to assume a position in a futures contract, rather than actually to purchase or sell the futures contract, at a specified exercise price at any time during the period of the option.

Each Portfolio will maintain assets sufficient to meet its obligations under such futures contracts in a segregated margin account with the custodian bank or will otherwise comply with the SEC's position on asset coverage. The prices of futures contracts are volatile and are influenced by, among other things, actual and anticipated changes in the market and interest rates.

ILLIQUID SECURITIES -- Securities that cannot be disposed of in the ordinary course of business within seven days at approximately the price at which the Portfolio has valued the security.

MORTGAGE-BACKED SECURITIES -- Securities that include interests in pools of lower-rated debt securities, or consumer loans or mortgages, or complex instruments such as collateralized mortgage obligations and stripped mortgage-backed securities. The value of these securities may be significantly affected by changes in interest rates, the market's perception of the issuers, and the creditworthiness of the parties involved. Some securities may have a structure that makes their reaction to interest rates and other factors difficult to predict, making their value highly volatile. These securities may also be subject to prepayment risk.

OPTIONS -- No Portfolio, except the International Fund, has a current intention of utilizing options on stocks and stock indices. The International Fund may invest in put and call options for various stocks and stock indices that are traded on national securities exchanges, from time to time as the Adviser deems to be appropriate. Options will be used for hedging purposes and will not be engaged in for speculative purposes. The aggregate value of option positions may not exceed 10% of the International Fund's net assets as of the time the International Fund enters into such options.

A put option gives the purchaser of the option the right to sell, and the writer the obligation to buy, the underlying security at any time during the option period. A call option gives the purchaser of the option the right to buy, and the writer of the option the obligation to sell, the underlying security at any time during the option period. The premium paid to the writer is the consideration for undertaking the obligations under the option contract. Although the International Fund will engage in option transactions only as hedging transactions and not for speculative purposes, there are risks associated with such investment including the following: (i) the success of a hedging strategy may depend on the ability of the Adviser or a sub-adviser to predict movements in the prices of the individual securities, fluctuations in markets and movements in interest rates; (ii) there may be an imperfect correlation between the changes in market value of the stocks held by the International Fund and the prices of options; (iii) there may not be a liquid secondary market for options; and (iv) while the International Fund will receive a premium when it writes covered call options, it may not participate fully in a rise in the market value of the underlying security. When writing options (other than covered call options), the International Fund must establish and maintain a segregated account with the Fund's Custodian containing cash or other liquid assets in an amount at least equal to the market value of the option.

RECEIPTS -- Separately traded interest and principal component parts of U.S. Treasury obligations that are issued by banks or brokerage firms and are created by depositing U.S. Treasury obligations into a special account at a custodian bank. The custodian bank holds the interest and principal payments for the benefit of the registered owners of the receipts. The custodian bank arranges for the issuance of the receipts evidencing ownership and maintains the register.

REPURCHASE AGREEMENTS -- Agreements by which a person obtains a security and simultaneously commits to return it to the seller at an agreed upon price (including principal and interest) on an agreed upon date within a number of days from the date of purchase. The Fund's Custodians or their agents will hold the security as collateral for the repurchase agreement. Collateral must be maintained at a value at least equal to 102% of the purchase price. Each Portfolio bears a risk of loss in the event the other party defaults on its obligations and the Portfolio is delayed or prevented from its right to dispose of the collateral securities or if the Portfolio realizes a loss on the sale of the collateral securities. The Adviser or a sub-adviser will enter into repurchase agreements on behalf of a Portfolio only with financial institutions deemed to present minimal risk of bankruptcy during the term of the agreement based on guidelines established and periodically reviewed by the Directors. Repurchase agreements are considered loans under the 1940 Act, as well as for federal and state income tax purposes.

RESTRAINTS ON INVESTMENTS BY MONEY MARKET FUNDS -- Investments by the Cash Reserves Fund are subject to limitations imposed under regulations adopted by the SEC. These regulations generally require the Cash Reserves Fund to acquire only U.S. dollar obligations maturing in 397 days or less and to maintain a dollar-weighted average portfolio maturity of 90 days or less. In addition, the Cash Reserves Fund may acquire only obligations that present minimal credit risks and that are "eligible securities."

RESTRICTED SECURITIES -- Securities that may not be sold freely to the public absent registration under the Securities Act of 1933, as amended ("1933 Act"), or an exemption from registration. A Portfolio may invest in restricted securities that the Adviser determines are not illiquid, based on guidelines and procedures developed and established by the Board of Directors of the Fund. The Board of Directors will periodically review such procedures and guidelines and will monitor the Adviser's implementation of such procedures and guidelines. Under these procedures and guidelines, the Adviser will consider the frequency of trades and quotes for the security, the number of dealers in, and potential purchasers for, the securities, dealer undertakings to make a market in the security, and the nature of the security and of the marketplace trades. The Fund may purchase restricted securities sold in reliance upon the exemption from registration provided by Rule 144A under the 1933 Act. Restricted securities may be difficult to value because market quotations may not be readily available. Because of the restrictions on the resale of restricted securities, they may pose liquidity problems for the Portfolios.

SECURITIES LENDING -- In order to generate additional income, certain of the Portfolios may lend the securities in which they are invested pursuant to agreements requiring that the loan be continuously secured by cash, securities of the U.S. Government or its agencies or any combination of cash and such securities as collateral equal at all times to 100% of the market value of the securities lent. Each Portfolio will continue to receive interest on the securities lent while simultaneously earning interest on the investment of cash collateral in U.S. Government securities. Collateral is marked to market daily to provide a level of collateral at least equal to the value of the securities lent. There may be risks of delay in recovery of the securities or even loss of rights in the collateral should the borrower of the securities fail financially. However, loans will only be made to borrowers deemed by the Adviser or sub-advisers to be of good standing and when, in the judgment of the Adviser or sub-advisers, the consideration which can be earned currently from such securities loans justifies the attendant risk.

SWAPS -- As a way of managing its exposure to different types of investments, the International Fund may enter into interest rate swaps, currency swaps and other types of swap agreements such as caps, collars and floors. In a typical interest rate swap, one party agrees to make regular payments equal to a floating interest rate times a "notional principal amount." In return for payments equal to a fixed rate times the same amount, for a specific period of time. If a swap agreement provides for payment in different currencies, the parties might agree to exchange the notional principal amount as well. Swaps may also depend on other prices or rates, such as the value of an index or mortgage prepayment rates.

In a typical cap or floor agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. For example, the buyer of an interest rate cap obtains the right to receive payments to the extent that a specific interest rate exceeds an agreed-upon level, while the seller of an interest rate floor is obligated to make payments to the extent that a specified interest rate falls below an agreed-upon level. An interest rate collar combines elements of buying a cap and selling a floor.

Swap agreements will tend to shift the Portfolio's investments exposure from one type of investment to another. For example, if the Portfolio agrees to exchange payments in dollars for payments in foreign currency, the swap agreement would tend to decrease the Portfolio's exposure to U.S. interest rates and increase its exposure to foreign currency and interest rates. Caps and floors have an effect similar to buying or writing options. Depending on how they are used, swap agreements may increase or decrease the overall volatility of investments and their share price and yield.

Swap agreements are sophisticated hedging instruments that typically involve a small investment of cash relative to the magnitude of risks assumed. As a result, swaps can be highly volatile and have a considerable impact on the Portfolio's performance. Swap agreements are subject to risks related to the counterparty's ability to perform and may decline in value if the counterparty's creditworthiness deteriorates. The Portfolio may also suffer losses if it is unable to terminate outstanding swap agreements or reduce its exposure through offsetting transactions. Any obligation the Portfolio may have under these types of arrangements will be covered by setting aside high quality liquid securities in a segregated account. The Portfolio will enter into swaps only with counterparties deemed creditworthy by the Adviser.

TIME DEPOSIT -- A non-negotiable receipt issued by a bank in exchange for the deposit of funds. Like a certificate of deposit, it earns a specified rate of interest over a definite period of time; however, it cannot be traded in the secondary market. Time deposits with a withdrawal penalty are considered to be illiquid securities.

U.S. GOVERNMENT AGENCY OBLIGATIONS -- Certain Federal agencies such as the Government National Mortgage Association ("GNMA") have been established as instrumentalities of the United States Government to supervise and finance certain types of activities. Issues of these agencies, while not direct obligations of the United States Government, are either backed by the full faith and credit of the United States (e.g., GNMA securities) or supported by the issuing agencies' right to borrow from the Treasury. The issues of other agencies are supported by the credit of the instrumentality (e.g., Federal National Mortgage Association securities).

U.S. GOVERNMENT SECURITIES -- Bills, notes and bonds issued by the U.S. Government and backed by the full faith and credit of the United States.

U.S. TREASURY OBLIGATIONS -- Bills, notes and bonds issued by the U.S. Treasury, and separately traded interest and principal component parts of such obligations that are transferable through the Federal book-entry system known as Separately Traded Registered Interest and Principal Securities ("STRIPS"). STRIPS are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. One type of STRIPS will have one class receiving some of the interest and most of the principal from the mortgage assets, while the other class will receive all of the principal ("principal-only" or "PO class"). The yield to maturity on IO classes and PO classes is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the portfolio yield to maturity. If the underlying mortgage assets experience greater than anticipated prepayments of principal, a Portfolio may fail to fully recoup its initial investment in these securities, even if the security is in one of the highest rating categories.

VARIABLE AND FLOATING RATE INSTRUMENTS -- Certain of the obligations purchased by the International Fund may carry variable or floating rates of interest, may involve a conditional or unconditional demand feature and may include variable amount master demand notes. Such instruments bear interest at rates which are not fixed, but which vary with changes in specified market rates or indices, such as a Federal Reserve composite index. The interest rates on these securities may be reset daily, weekly, quarterly or some other reset period, and may have a floor or ceiling on interest rate changes. There is a risk that the current interest rate on such obligations may not accurately reflect existing market interest rates. A demand instrument with a demand notice exceeding seven days may be considered illiquid if there is no secondary market for such securities.

WHEN-ISSUED AND DELAYED-DELIVERY SECURITIES -- When-issued and delayed-delivery securities are securities subject to settlement on a future date. For fixed income securities, the interest rate realized on when-issued or delayed-delivery securities is fixed as of the purchase date and no interest accrues to the Portfolio before settlement. These securities are subject to market fluctuation due to changes in market interest rates and will have the effect of leveraging the Portfolio's assets. The Portfolios are permitted to invest in forward commitments or when-issued securities where such purchases are for investment and not for leveraging purposes. One or more segregated accounts will be established with the Custodian, and the Portfolios will maintain liquid assets in such accounts in an amount at least equal in value to each Portfolio's commitments to purchase when-issued securities.

[ LOGO ]

THE
PBHG
FUNDS,
INC.

                 PROSPECTUS
              JUNE 30, 1997


                              The PBHG Funds, Inc.
                                P.O. Box 419534
                           Kansas City, MO 64141-6534

                              Investment Adviser:
                       Pilgrim Baxter & Associates, Ltd.

                                  Distibutor:
                        SEI Investments Distribution Co.


                                    [ LOGO ]

                            The Power of Discipline.
                       The rewards of time.(Servicemark)


                    To open an account, receive information,
                     make inquiries or request literature:

                                 1-800-433-0051

                                    EXHIBIT B

                      Agreement and Plan of Reorganization

                      AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of the 26th day of June, 1997, by and between UAM Funds Trust, a Delaware business trust (the "Trust"), on behalf of Newbold's Equity Portfolio, a separate series of the Trust (the "Acquired Fund"), and The PBHG Funds, Inc., a Maryland corporation ("PBHG Funds"), on behalf of PBHG Large Cap Value Fund, a separate series of the PBHG Funds (the "Acquiring Fund"). (The Acquiring Fund and the Acquired Fund are sometimes referred to collectively as the "Funds" and individually as a "Fund".)

         This Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). The reorganization ("Reorganization") will consist of the transfer of substantially all of the property, assets, and goodwill of the Acquired Fund to the Acquiring Fund in exchange solely for PBHG Class shares of the voting common stock of the Acquiring Fund ("Acquiring Fund Shares"), followed by the distribution by the Acquired Fund, on the Closing Date, as defined herein, of the Acquiring Fund Shares to the shareholders of the Acquired Fund, the cancellation of all of the outstanding shares of the Acquired Fund ("Acquired Fund Shares"), and the liquidation of the Acquired Fund, and the termination of the Acquired Fund as a series of the Trust, as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

         In consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR ACQUIRING FUND SHARES AND LIQUIDATION OF THE ACQUIRED FUND

         1.1 On the closing date for the Reorganization (the "Closing Date"), the Acquired Fund shall transfer substantially all of its property and assets (consisting, without limitation, of portfolio securities and instruments, dividends and interest receivables, claims, cash, cash equivalents, books and records, and other assets), as set forth in the statement of assets and liabilities referred to in Section hereof (the "Statement of Assets and Liabilities"), to the Acquiring Fund free and clear of all liens, encumbrances, and claims, except for (a) any unamortized or deferred fees or expenses, prepaid expenses or goodwill shown as assets on the Acquired Fund's books, and (b) cash or bank deposits in an amount necessary: (i) to discharge all of the unpaid liabilities reflected on its books and records at the Closing Date including any amounts due to holders of shares of the Acquired Fund for unpaid dividends or otherwise; and (ii) to pay such contingent liabilities, if any, as the Board of Trustees of the Acquired Fund shall reasonably deem to exist against the Acquired Fund at the Closing Date, for which contingent and other appropriate liability reserves shall be established on the Acquired Fund's books. Any unspent portion of such cash or bank deposits retained shall be delivered by the Trust to the

Acquiring Fund upon the satisfaction of all of the foregoing liabilities, costs, and expenses of the Acquired Fund. (The property and assets to be transferred to the Acquiring Fund under this Agreement are referred to herein as the "Acquired Fund Net Assets".) In exchange for the transfer of the Acquired Fund Net Assets, the Acquiring Fund shall deliver to the Acquired Fund, for distribution pro rata by the Acquired Fund to its shareholders as of the close of business on the Closing Date, a number of the Acquiring Fund Shares having a aggregate net asset value equal to the value of the Acquired Fund Net Assets, all determined as provided in Section of this Agreement and as of the date and time specified therein. Such transactions shall take place on the Closing Date at the time of the closing provided for in Section of this Agreement (the "Closing Time"). The Acquiring Fund shall not assume any liability of the Acquired Fund and the Acquired Fund shall use its reasonable best efforts to discharge all of its known liabilities, so far as may be possible, from the cash and bank deposits described above. Following the closing, the Trust shall not be responsible for the liabilities, costs and expenses of the Acquired Fund, and recourse for such liabilities shall be limited to the cash or bank deposits retained to satisfy such liabilities, costs and expenses, as provided for above in this Section 1.1.

         1.2 The Acquired Fund reserves the right to purchase or sell any of its portfolio securities, except to the extent such purchases or sales may be limited by the representations made in connection with issuance of the tax opinion described in Section hereof.

         1.3 On the Closing Date, the Acquired Fund shall liquidate and distribute pro rata to its shareholders of record at the Closing Time on the Closing Date (the "Acquired Fund Shareholders") the Acquiring Fund Shares received by the Acquired Fund pursuant to Section hereof. (The date of such liquidation and distribution is referred to as the "Liquidation Date.") In addition, each Acquired Fund Shareholder shall have the right to receive any dividends or other distributions that were declared prior to the Closing Date, but unpaid at that time, with respect to the Acquired Fund Shares that are held by such Acquired Fund Shareholders on the Closing Date. Such liquidation and distribution shall be accomplished by DST Systems, Inc., in its capacity as transfer agent for the Acquiring Fund, by opening accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders and transferring to each such Acquired Fund Shareholder account the pro rata number of the Acquiring Fund Shares due each such Acquired Fund Shareholder from the Acquiring Fund Shares then credited to the account of the Acquired Fund on the Acquiring Fund's books and records. The Acquiring Fund shall not issue certificates representing Acquiring Fund Shares in connection with such exchange.

         1.4 The Acquired Fund Shareholders holding certificates representing their ownership of Acquired Fund Shares may be requested to surrender such certificates or deliver an affidavit with respect to lost certificates, in such form and accompanied by such surety bonds as the Acquired Fund may require (collectively, an "Affidavit"), to the Acquired Fund prior to the Closing Date. On the Closing Date, any Acquired Fund Share certificates that remain outstanding shall be deemed to be canceled. The Trust's transfer books with respect to the Acquired Fund's shares shall be closed permanently as of the close of business on the day immediately preceding the Closing Date. All unsurrendered Acquired Fund Share certificates shall no longer evidence ownership of common stock of the Acquired Fund and shall be deemed for all corporate purposes to evidence ownership of the number of Acquiring Fund Shares into which the Acquired Fund Shares were effectively converted. Unless and until any such certificate shall be so surrendered or a Affidavit relating thereto shall be delivered to the Acquiring Fund, dividends and other distributions payable by the Acquiring Fund subsequent to the Liquidation Date with respect to such Acquiring Fund Shares shall be paid to the holders of such certificate(s), but such Shareholders may not redeem or transfer Acquiring Fund Shares received in the Reorganization with respect to unsurrendered Acquired Fund Share certificates.

         1.5 Any transfer taxes payable upon issuance of Acquiring Fund Shares in a name other than the registered holder of the Acquiring Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

         1.6 As soon as practicable following the Liquidation Date, the Trust shall take all steps necessary to terminate the existence of the Acquired Fund, including (a) the payment or other satisfaction of the Acquired Fund's remaining outstanding liabilities, costs and expenses, from the cash and bank deposits retained for that purpose pursuant to Section hereof, and (b) the termination of the Acquired Fund as a series of the Trust in accordance with the Trust's Agreement and Declaration of Trust, as heretofore amended (the "Declaration of Trust").

2. VALUATION

         2.1 The net asset value of the Acquiring Fund Shares and the value of the Acquired Fund Net Assets shall in each case be determined as of the close of regular trading on the New York Stock Exchange ("NYSE") on the Closing Date unless on such date (a) the NYSE is not open for unrestricted trading or (b) the reporting of trading on the NYSE or elsewhere is disrupted or (c) any other extraordinary financial event or market condition occurs (all such events described in (a), (b)and (c) are each referred to as a "Market Disruption"). The net asset value per share of Acquiring Fund Shares and the value of the Acquired Fund Net Assets shall be computed in accordance with the policies and procedures set forth in the then-current Prospectus and Statement of Additional Information of the Acquiring Fund. The net asset value per share of the Acquiring Fund Shares shall be computed to not fewer than two (2) decimal places.

         2.2 In the event of a Market Disruption on the proposed Closing Date so that accurate appraisal of the net asset value of the Acquiring Fund or the value of the Acquired Fund Net Assets is impracticable, the Closing Date shall be postponed until the first business day when regular trading on the NYSE shall have been fully resumed and reporting shall have been restored and other trading markets are otherwise stabilized.

         2.3 The number of Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund Net Assets shall be determined by dividing the value of the Acquired Fund Net Assets by the Acquiring Fund's net asset value per share, both as determined in accordance with Section hereof.

         2.4 All computations of value regarding the net asset value of the Acquiring Fund Shares and the value of the Acquired Fund Net Assets shall be made by Pilgrim Baxter & Associates, Ltd., the investment adviser to the Acquiring Fund ("Pilgrim Baxter"), in cooperation with SEI Financial Management Corporation, the Acquiring Fund's subadministrator ("SEI") and Coopers & Lybrand, LLP, independent auditors of the Acquiring Fund; provided, however, that all computations of value shall be subject to review by the Acquired Fund and by Price Waterhouse LLP, independent auditors of the Acquired Fund.

3. CLOSING AND CLOSING DATE

         3.1 The Closing Date shall be September 30, 1997 or such earlier or later date as the parties may agree. The Closing Time shall be at 4:30 P.M., Eastern time. The Closing shall be held at the offices of Ballard Spahr Andrews & Ingersoll located at 1735 Market Street, 51st Floor, Philadelphia, Pennsylvania, 19103-7599, or at such other time and/or place as the parties may agree.

         3.2 At least five (5) business days prior to the Closing Date, the Acquired Fund will provide the Acquiring Fund with a list of its assets, including all of its portfolio securities, and a list of its outstanding liabilities, costs and expenses. No later than five business days prior to the Closing Date, the custodian of the Acquiring Fund shall be given access to any portfolio securities of the Acquired Fund not held in book entry form for the purpose of examination. Such portfolio securities (together with any cash or other assets) shall be delivered by the Acquired Fund to such custodian for the account of the Acquiring Fund on the Closing Date, in accordance with applicable custody provisions under the Act, and duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof. Such portfolio securities shall be accompanied by any necessary federal and state stock transfer stamps or a check for the appropriate purchase price of such stamps. The cash delivered shall be in any form as is reasonably directed by the Acquiring Fund or its custodian. Portfolio securities held of record by the Acquired Fund in book entry form shall be transferred to the Acquiring Fund by an appropriate officer of the Acquired Fund instructing its custodian to deliver such portfolio securities to the custodian of the Acquiring Fund for the account of the Acquiring Fund and by the custodian of the Acquired Fund executing such instructions through an appropriate clearing agency or as the Funds may otherwise agree.

         3.3 If any of the Acquired Fund Net Assets, for any reason, are not transferred on the Closing Date, the Acquired Fund shall cause such assets to be transferred to the Acquiring Fund in accordance with this Agreement at the earliest practicable date thereafter.

         3.4 UAM Fund Services, Inc. ("UAMFSI"), in its capacity as transfer agent for the Acquired Fund, shall deliver, or shall cause Chase, in its capacity as sub-transfer agent, to deliver, to the Acquiring Fund prior to the Closing Time a list of the names, addresses, federal taxpayer identification numbers, and backup withholding and nonresident alien withholding status of Acquired Fund Shareholders and the number and aggregate net asset value of outstanding shares of the Acquired Fund owned by each such Acquired Fund Shareholder, all as of the close of regular trading on the NYSE on the Closing Date, certified by an appropriate officer of UAMFSI or Chase, as the case may be (the "Shareholder List"). DST Systems, Inc., in its capacity as transfer agent for the Acquiring Fund, shall issue and deliver to the Acquired Fund a confirmation evidencing the Acquiring Fund Shares to be credited to each Acquired Fund Shareholder on the Liquidation Date, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to each Acquired Fund Shareholder's account on the books of the Acquiring Fund. At the Closing, each Fund shall deliver to the other Fund such bills of sale, checks, assignments, certificates, receipts, or other documents as the other Fund or its counsel may reasonably request.

4. REPRESENTATIONS AND WARRANTIES OF THE TRUST AND THE ACQUIRED FUND

         The Trust, on behalf of the Acquired Fund, represents and warrants to The PBHG Funds, on behalf of the Acquiring Fund, as follows:

         4.1 The Trust is a business trust duly organized, validly existing, and in "good standing" under the laws of the State of Delaware and has the power to own all of its properties and assets and, subject to approval of the Acquired Fund Shareholders, to perform its obligations under this Agreement and to consummate the transactions contemplated herein. The Trust is not required to qualify to do business in any jurisdiction in which it is not so qualified or where failure to qualify would not subject it to any material liability or disability. The Trust has all necessary federal, state, and local authorizations, consents, and approvals required to own all of its properties and assets and to carry on its business as now being conducted and to consummate the transactions contemplated herein.

         4.2 The Trust is a registered investment company classified as a management company of the open-end diversified type and its registration with the SEC as an investment company under the Investment Company Act of 1940, as amended, (the "1940 Act") is in full force and effect. The Acquired Fund is a separate series of the Trust for purposes of the 1940 Act.

         4.3 The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Trust's Board of Trustees on behalf of the Acquired Fund, and this Agreement constitutes a valid and binding obligation of the Trust, subject to the approval of the Acquired Fund Shareholders, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, arrangement, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         4.4 The Trust is not, and the execution, delivery, and performance of this Agreement by the Trust will not result, in violation of any provision of the Declaration of Trust or By-Laws of the Trust or of any agreement, indenture, instrument, contract, lease, or other arrangement or undertaking to which the Trust or the Acquired Fund is a party or by which it is bound.

         4.5 The Acquired Fund has elected to be treated as a regulated investment company ("RIC") for federal income tax purposes under Part I of Subchapter M of Subtitle A of the Code, has qualified as a RIC for each taxable year of its operations, and will continue to qualify as a RIC as of the Closing Date and with respect to its final taxable year ending upon its liquidation.

         4.6 The financial statements of the Acquired Fund for the period from its inception on September 13, 1995 to April 30, 1997 (which were audited by its independent accountants) (copies of which have been furnished to the Acquiring
Fund), and any interim unaudited Financial Statements that the Acquired Fund may furnish to the Acquiring Fund prior to the Closing Date, present fairly the financial position of the Acquired Fund as of the dates indicated and the results of its operations and changes in net assets for the respective stated periods (in accordance with generally accepted accounting principles ("GAAP") consistently applied).

         4.7 The Prospectus of the Acquired Fund, dated January 3, 1997, and the corresponding Statement of Additional Information, dated January 3, 1997, do not contain untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and any amended, revised, or new Prospectus or Statement of Additional Information of the Acquired Fund or any supplement thereto, that is hereafter filed with the SEC (copies of which documents shall be provided to the PBHG Funds promptly after such filing), shall not contain any untrue statement of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         4.8 No material legal or administrative proceeding or investigation of or before any court or governmental body is currently pending or, to its knowledge, threatened as to the Trust or the Acquired Fund or any of their properties or assets. The Trust and the Acquired Fund know of no facts which might form the basis for the institution of such proceedings. The Trust and the Acquired Fund are not parties to or subject to the provisions of any order, decree, or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

         4.9 The Trust has furnished the PBHG Funds and PBHG Fund Services with copies or descriptions of all agreements or other arrangements to which the Acquired Fund is a party. The Acquired Fund has no material contracts or other commitments (other than this Agreement or agreements for the purchase of securities entered into in the ordinary course of business and consistent with its obligations under this Agreement) which will not be terminated by the Acquired Fund in accordance with their terms at or prior to the Closing Date.

         4.10 The Acquired Fund does not have any known liabilities, costs or expenses of a material amount, contingent or otherwise, other than those reflected in the financial statements referred to in Section hereof and those incurred in the ordinary course of business as a investment company since the dates of those financial statements. On the Closing Date, the Trust shall advise the PBHG Funds and PBHG Fund Services in writing of all of the Acquired Fund's known liabilities, contingent or otherwise, whether or not incurred in the ordinary course of business, existing or accrued at such time.

         4.11 Since April 30, 1997, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of its business.

         4.12 At the date hereof and by the Closing Date, all federal, state, and other tax returns and reports, including information returns and payee statements, of the Acquired Fund required by law to have been filed or furnished by such dates shall have been filed or furnished, or extensions concerning such tax returns and reports shall have been obtained, and all federal, state, and other taxes, interest, and penalties shall have been paid so far as due, or adequate provision shall have been made on the Acquired Fund's books for the payment thereof, and to the best of the Acquired Fund's knowledge no such tax return is currently under audit and no tax deficiency or liability has been asserted with respect to such tax returns or reports by the Internal Revenue Service or any state or local tax authority.

         4.13 At the Closing Date, the Acquired Fund will have good and marketable title to the Acquired Fund Net Assets, and subject to approval by the Acquired Fund Shareholders, full right, power and authority to sell, assign, transfer, and deliver such assets hereunder, and upon delivery and in payment for such assets, the Acquiring Fund will acquire good and marketable title thereto subject to no liens or encumbrances of any nature whatsoever or restrictions on the ownership or transfer thereof, except (a) such imperfections of title or encumbrances as do not materially detract from the value or use of the assets subject thereto, or materially affect title thereto; or (b) such restrictions as might arise under federal or state securities laws or the rules and regulations thereunder.

         4.14 No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Acquired Fund or the Trust of the transactions contemplated by this Agreement, except such as may be required under the federal or state securities laws or the rules and regulations thereunder.

         4.15 The Combined Proxy Statement/Prospectus of the Funds referred to in Section hereof ("Proxy Statement/Prospectus) and any Prospectus or Statement of Additional Information of the Acquired Fund contained or incorporated by reference into the Form N-14 Registration Statement, referred to in Section hereof, and any supplement or amendment to such documents, on the effective and clearance dates of the Form N-14 Registration Statement, on the date of the Special Meeting of Acquired Fund Shareholders, and on the Closing Date, and only insofar as such Proxy Statement/Prospectus and the Prospectus and Statement of Additional Information relate to the Trust, the Acquired Fund or to the transactions contemplated by this Agreement and is based on information furnished by the Trust or the Acquired Fund for inclusion therein: (a) shall comply in all material respects with the provisions of the Securities Exchange Act of 1934 (the "1934 Act"), the 1940 Act, the rules and regulations thereunder, and all applicable state and federal securities laws and rules and regulations thereunder; and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which such statements were made, not misleading.

         4.16 The Acquired Fund is authorized to issue two classes of shares, Institutional Class Shares and Institutional Service Class Shares. The Acquired Fund has not issued any Institutional Service Class Shares. All of the issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the Shareholder List.

         4.17 All of the issued and outstanding shares of the Acquired Fund have been offered for sale and sold in conformity, in all material respects, with all applicable federal and state securities laws, including the registration or exemption from registration of such shares, except as may have been previously disclosed in writing to the PBHG Funds and PBHG Fund Services.

         4.18 The Trust and the Acquired Fund are not under the jurisdiction of a Court in Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

         4.19 The information to be furnished by the Trust or the Acquired Fund for use in preparing any application for orders, the Form N-14 Registration Statement referred to in Section hereof, and the Combined Proxy Statement/Prospectus to be included in the Form N-14 Registration Statement, proxy materials, and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

         4.20 There is no intercorporate indebtedness existing between the Acquired Fund and the Acquiring Fund that was issued, acquired, or will be settled at a discount.

         4.21 The Acquired Fund does not have any unamortized or unpaid organizational fees or expenses.

5. REPRESENTATIONS AND WARRANTIES OF THE PBHG FUNDS AND THE ACQUIRING FUND

         The PBHG Funds, on behalf of the Acquiring Fund, represents and warrants to the Trust, on behalf of the Acquired Fund, as follows:

         5.1 The PBHG Funds is a corporation duly organized, validly existing, and in "good standing" under the laws of the State of Maryland and has the power to own all of its properties and assets and, to perform its obligations under this Agreement and to consummate the transactions contemplated herein. The PBHG Funds is not required to qualify to do business in any jurisdiction in which it is not so qualified or where failure to qualify would not subject it to any material liability or disability. The PBHG Funds has all necessary federal, state, and local authorizations, consents, and approvals required to own all of its properties and assets and to carry on its business as now being conducted and to consummate the transactions contemplated herein.

         5.2 The PBHG Funds is a registered investment company classified as a management company of the open-end diversified type and its registration with the SEC as an investment company under the 1940 Act is in full force and effect. The Acquiring Fund is a separate series of the PBHG Funds for purposes of the 1940 Act.

         5.3 The execution, delivery, and performance of this Agreement have been duly authored by all necessary action on the part of the PBHG Funds' Board of Directors, on behalf of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the PBHG Funds, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, arrangement, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         5.4 The PBHG Funds is not, and the execution, delivery, and performance of this Agreement by the PBHG Funds will not result, in violation of any provisions of the PBHG Funds' Articles of Incorporation, as amended from time to tine (the "Articles of Incorporation") or By-Laws or of any agreement, indenture, instrument, contract, lease, or other arrangement or undertaking to which the PBHG Funds or the Acquiring Fund is a party or by which it is bound.

         5.5 The Acquiring Fund has elected to be treated as a RIC for federal income tax purposes under Part I of Subchapter M of Subtitle A of the Code, has qualified as a RIC for each taxable year since its inception, and will qualify as a RIC as of the Closing Date.

         5.6 The financial statements of the Acquiring Fund for the period from its inception on January 2, 1997 to March 31, 1997 (which were audited by its independent accountants (copies of which have been furnished to the Acquired
Fund), and any interim unaudited financial statements that the Acquiring Fund may furnish to the Acquired Fund prior to the Closing Date, present fairly the financial position of the Acquiring Fund as of the dates indicated and the results of its operations and changes in net assets for the respective stated periods (in accordance with GAAP consistently applied).

         5.7 The Prospectus of the Acquiring Fund, dated May 20,1997, and its Statement of Additional Information, dated May 20, 1997, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and any amended, revised, or new Prospectus or Statement of Additional Information of the acquiring Fund or any supplement thereto, that is hereafter filed with the SEC (copies of which documents shall be provided to the Trust promptly after such filing), shall not contain any untrue statement of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         5.8 No material legal or administrative proceeding, or investigation of or before any court or governmental body is currently pending or, to its knowledge, threatened as to the PBHG Funds or the Acquiring Fund or any of their properties or assets. The PBHG Funds and the Acquiring Fund know of no facts which might form the basis for the institution of such proceedings. The PBHG Funds and the Acquiring Fund are not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or its ability to consummate the transactions herein contemplated.

         5.9 The Acquiring Fund does not have any known liabilities, costs or expenses of a material amount, contingent or otherwise, other than those reflected in the financial statements referred to in Section hereof and those incurred in the ordinary course of business as a investment company since the date of those financial statements. On the Closing Date, the PBHG Funds shall advise the Trust and UAMFSI in writing of all of the Acquiring Fund's known liabilities, contingent or otherwise, whether or not incurred in the ordinary course of business, existing or accrued at such time.

         5.10 Since March 31, 1997, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of its business.

         5.11 At the date hereof and by the Closing Date, all federal, state, and other tax returns and reports, including information returns and payee statements, of the PBHG Funds and the Acquiring Fund required by law to have been filed or furnished by such dates shall have been filed or furnished or extensions concerning such tax returns and reports shall have been obtained, and all federal, state, and other taxes, interest, and penalties shall have been paid so far as due, or adequate provision shall have been made on the PBHG Funds and the Acquiring Fund's books for the payment thereof, and to the best of the PBHG Fund's and the Acquiring Fund's knowledge no such tax return is currently under audit and no tax deficiency or liability has been asserted with respect to such tax returns or reports by the Internal Revenue Service or any state or local tax authority.

         5.12 No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Acquiring Fund or the PBHG Funds of the transactions contemplated by the Agreement, except for the registration of the Acquiring Fund Shares under the Securities Act of 1933 (the "1933 Act"), the 1940 Act, or as may otherwise be required under the federal and state securities laws or the rules and regulations thereunder.

         5.13 The Form N-14 Registration Statement and the Proxy Statement/Prospectus referred to in Section hereof (other than the portions of such documents based on information furnished by or on behalf of the Trust for inclusion or incorporation by reference therein as covered by the Trust's warranty in Sections and hereof, and any Prospectus or Statement of Additional Information of the Acquiring Fund contained or incorporated therein by reference, and any supplement or amendment to the Form N-14 Registration Statement or any such Prospectus or Statement of Additional Information, on the effective and clearance dates of the Form N-14 Registration Statement, on the date of the Special Meeting of Acquired Fund Shareholders, and on the Closing
Date: (a) shall comply in all material respects with the provisions of the 1934 Act, the 1940 Act, the rules and regulations thereunder, and all applicable state securities laws and the rules and regulations thereunder; and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which the statements were made, not misleading.

         5.14 All of the issued and outstanding shares of common stock of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable.

         5.15 All of the issued and outstanding shares of common stock of the Acquiring Fund have been offered for sale and sold in conformity, in all material respects, with all applicable federal and state securities laws, including the registration or exemption from registration of such shares, except as may previously have been disclosed in writing to the Trust and UAMFSI.

         5.16 The Acquiring Fund Shares to be issued and delivered to the Trust pursuant to the terms of this Agreement, when so issued and delivered, will be duly and validly issued shares of common stock of the Acquiring Fund, will be fully paid and nonassessable by the PBHG Funds, and will be duly registered in conformity with all applicable federal securities laws, and no shareholder of the Acquiring Fund shall have any option, warrant, or preemptive right of subscription or purchase with respect thereto.

         5.17 The PBHG Funds and the Acquiring Fund are not under the jurisdiction of a Court in a Title 11 or similar case within the meaning of
Section 368(a)(3)(A) of the Code.

         5.18 All information to be furnished by the PBHG Funds to the Trust for use in preparing any prospectus, proxy materials, and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with federal securities and other laws and regulations applicable thereto.

         5.19 There is no intercorporate indebtedness existing between the Acquired Fund and the Acquiring Fund that was issued, acquired, or will be settled at a discount.

         5.20 The Acquiring Fund does not own, directly or indirectly, nor has it owned during the past five (5) years, directly or indirectly, any shares of the Acquired Fund.

6. COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

         6.1 Except as expressly contemplated herein to the contrary, each Fund shall operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions and any other distribution necessary or desirable to avoid federal income or excise taxes.

         6.2 After the effective date of the Form N-14 Registration Statement referred to in Section 6.7 hereof, and before the Closing Date and as a condition thereto, the Board of Trustees of the Trust shall call, and the Trust shall hold, a Special Meeting of the Acquired Fund Shareholders to consider and vote upon this Agreement and the transactions contemplated hereby and the Trust shall take all other actions reasonably necessary to obtain approval of the transactions contemplated herein.

         6.3 The Trust and the Acquired Fund covenant that they shall not sell or otherwise dispose of any of the Acquiring Fund Shares to be received in the transactions contemplated herein, except in distribution to the Acquired Fund Shareholders as contemplated in Section 1.3 hereof.

         6.4 The Trust shall provide such information within its possession or reasonably obtainable as the PBHG Funds or PBHG Fund Services may reasonably request concerning the beneficial ownership of the Acquired Fund Shares.

         6.5 Subject to the provisions of this Agreement, the PBHG Funds and the Trust each shall take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper, or advisable to consummate the transactions contemplated by this Agreement.

         6.6 The Trust shall furnish to the PBHG Funds on the Closing Date the Statement of the Assets and Liabilities of the Acquired Fund as of the Closing Date, which statement shall be prepared in accordance with GAAP consistently applied and shall be certified by the Trust's Treasurer or Assistant Treasurer. As promptly as practicable, but in any case within forty-five (45) days after the Closing Date, the Trust shall furnish to the PBHG Funds, in such form as is reasonably satisfactory to the PBHG Funds, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes, and of any capital loss carryovers and other items that will be carried over to the Acquiring Fund as a result of Section 381 of the Code, which statement shall be certified by the Trust's Treasurer or Assistant Treasurer. The Trust covenants that the Acquired Fund has no earnings and profits that were accumulated by it or any acquired entity during a taxable year when it or such entity did not qualify as a RIC under the Code or, if it has such earnings and profits, shall distribute them to its shareholders prior to the Closing Date.

         6.7 The PBHG Funds, with the cooperation of the Trust and its counsel, shall prepare and file with the SEC a Registration Statement on Form N-14 (the "Form N-14 Registration Statement") which shall include the Proxy Statement/Prospectus, as promptly as practicable in connection with the issuance of the Acquiring Fund Shares and the holding of the Special Meeting of the Acquired Fund Shareholders to consider approval of this Agreement as contemplated herein and transactions contemplated hereunder. The PBHG Funds shall prepare any pro forma financial statement that may be required under applicable law to be included in the Form N-14 Registration Statement. The Trust shall provide the PBHG Funds with all information about the Acquired Fund that is necessary to prepare the pro forma financial statements. The PBHG Funds and the Trust shall cooperate with each other and shall furnish each other with any information relating to itself or its related series that is required by the 1933 Act, the 1934 Act, and the 1940 Act, the rules and regulations thereunder, and applicable state securities laws, to be included in the Form N-14 Registration Statement and the Proxy Statement/Prospectus.

         6.8 The Trust shall deliver to the PBHG Funds at the Closing Date confirmation or other adequate evidence as to the tax costs and holding periods of the assets and property of the

Acquired Fund transferred to the Acquiring Fund in accordance with the terms of this Agreement.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TRUST AND THE ACQUIRED FUND

         The obligations of the Trust and the Acquired Fund hereunder shall be subject to the following conditions precedent:

         7.1 This Agreement and the transactions contemplated by this Agreement shall have been approved by the Board of Directors of the PBHG Funds in the manner required by the PBHG Funds' Articles of Incorporation and applicable law, and this Agreement and the transactions contemplated by this Agreement shall have been approved by the Acquired Fund Shareholders in the manner required by the Acquired Fund's Declaration of Trust and By-Laws and applicable law.

         7.2 As of the Closing Date, there shall have been no material adverse change in the financial position, assets, or liabilities of the Acquiring Fund since the dates of the most recent financial statements furnished to the Trust in accordance with Section 5.6 hereof. For purposes of this Section , a decline in the net asset value per share of the Acquiring Fund due to the effect of normal market conditions on liquid securities shall not constitute a material adverse change.

         7.3 All representations and warranties of the PBHG Funds and the Acquiring Fund made in this Agreement, except as they may be affected by the transactions contemplated by this Agreement, shall be true and correct in all material respects as if made at and as of the Closing Date.

         7.4 The PBHG Funds and the Acquiring Fund shall have performed and complied in all material respects with each of their obligations, agreements, and covenants required by this Agreement to be performed or complied with by each of them prior to or at the Closing Date.

         7.5 The PBHG Funds shall have furnished the Trust at the Closing Date with a certificate or certificates of its President (or any Vice President) and/or Treasurer or Assistant Treasurer as of the Closing Date to the effect that the conditions precedent set forth in the Sections , , and hereof have been fulfilled.

         7.6 The Trust shall have received a opinion or opinions of counsel to the PBHG Funds, in form reasonably satisfactory to the Trust or its counsel, and dated as of the Closing Date, to the effect that: (a) the PBHG Funds is a corporation duly organized and validly existing under the laws of the State of Maryland; (b) the shares of the Acquiring Fund issued and outstanding at the Closing Date are duly authorized, validly issued, fully paid, and non-assessable by the PBHG Funds, and the Acquiring Fund Shares to be delivered to the Trust, as provided for by this Agreement, are duly authorized and upon delivery pursuant to the terms of this Agreement will be validly issued, fully paid and non-assessable by the PBHG Funds, and to such counsel's knowledge, no shareholder of the Acquiring Fund has any option, warrant, or preemptive right to subscription or purchase in respect thereof; (c) this Agreement has been duly authorized, executed, and delivered by the PBHG Funds and represents a valid and binding contract of the PBHG Funds, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto and to the exercise of judicial discretion in accordance with general principles of equity, whether in a proceeding at law or in equity; provided, however, that no opinion need be expressed with respect to provisions of this Agreement relating to indemnification; (d) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated by this Agreement will not, violate the Articles of Incorporation or By-Laws of the PBHG Funds or any material agreement known to such counsel to which the PBHG Funds or the Acquiring Fund is a party or by which it is bound; (e) to the knowledge of such counsel, no consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the PBHG Funds of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations under those statutes, and such as may be required by state securities laws, rules and regulations; and (f) the PBHG Funds is registered as a investment company under the 1940 Act and the Acquiring Fund is a separate series thereof and such registration with the SEC under the 1940 Act is in full force and effect. Such opinion: (a) shall state that while such counsel have not verified, and are not passing upon and do not assume responsibility for, the accuracy, completeness, or fairness of any portion of the Form N-14 Registration Statement or any amendment thereof or supplement thereto, they have generally reviewed and discussed certain information included therein with respect to the PBHG Funds and the Acquiring Fund with certain of its officers and that in the course of such review and discussion no facts came to the attention of such counsel which caused them to believe that, on the respective effective or clearance dates of the Form N-14 Registration Statement and any amendment thereof or supplement thereto and only insofar as they relate to information with respect to the PBHG Funds and the Acquiring Fund, the Form N-14 Registration Statement or any amendment thereof or supplement thereto contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (b) shall state that such counsel does not express any opinion or belief as to the financial statements, other financial data, statistical data, or information relating to the PBHG Funds or the Acquiring Fund contained or incorporated by reference in the Form N-14 Registration Statement; (c) may rely on the opinion of other counsel to the extent set forth in such opinion, provided such other counsel is reasonably acceptable to the Trust; and (d) shall state that such opinion is solely for the benefit of the Trust and its Board of Trustees and officers.

         7.7 The Trust shall have received a opinion of counsel to the PBHG Funds addressed to the Funds in form reasonably satisfactory to them and dated as of the Closing Date, with respect to the matters specified in Section hereof.

         7.8 The Form N-14 Registration Statement shall have become effective under the 1933 Act, and no stop order suspending the effectiveness shall have been instituted, or to the knowledge of the Funds, contemplated by the SEC.

         7.9 The parties shall have received a memorandum, in form reasonably satisfactory to each of them, prepared by counsel to the PBHG Funds or another person approved by the parties, containing assurance reasonably satisfactory to them that all authorizations necessary under state securities laws to consummate the transactions contemplated herein have been obtained.

         7.10 No action, suit, or other proceeding shall be threatened or pending before any court or governmental agency in which is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

         7.11 The SEC shall not have issued any unfavorable advisory report under Section 25(b) of the 1940 Act nor instituted any proceedings seeking to enjoin consummation of the transactions contemplated by this Agreement under
Section 25(c) of the 1940 Act.

         7.12 The Trust shall have received from the PBHG Funds all such documents which the Trust or its counsel may reasonably request.

         7.13 The PBHG Funds shall have furnished the Trust on the Closing Date with a certificate or certificates of its President (or any Vice President) and/or Treasurer or Assistant Treasurer dated as of said date to the effect that: (a) the Acquiring Fund has no plan or intention to reacquire any of the Acquiring Fund Shares to be issued in the Reorganization, except to the extent that the Acquiring Fund is required by the 1940 Act to redeem any of its shares presented for redemption; (b) the Acquiring Fund has no plan or intention to sell or otherwise dispose of any of the assets of the Acquired Fund acquired in the Reorganization, except for dispositions made in the ordinary course of business or dispositions necessary to maintain its status as a "regulated investment company" under the Code; and (c) following the Closing, the Acquiring Fund will continue the historic business of the Acquired Fund or use a significant portion of the Acquired Fund's assets in a business.

         7.14 DST Systems, Inc., in its capacity as transfer agent for the Acquiring Fund, shall issue and deliver to the Trust a confirmation statement evidencing the Acquiring Fund Shares to be credited at the Closing Date or provide evidence satisfactory to the Trust that the Acquiring Fund Shares have been credited to the accounts of each of the Acquired Fund Shareholders on the books of the Acquiring Fund.

         7.15 At the Closing Date, the registration of the PBHG Funds with the SEC with respect to the Acquiring Fund will be in full force and effect.

8. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PBHG FUNDS AND
   THE ACQUIRING FUND

         The obligations of the PBHG Funds and the Acquiring Fund hereunder shall be subject to the following conditions precedent:

         8.1 This Agreement and the transactions contemplated by this Agreement shall have been approved by the Board of Trustees of the Trust and the Acquired Fund Shareholders, and the termination of the Acquired Fund as a series of the Trust shall have been approved by the Board of Trustees of the Trust, in the manner required by the Trust's Declaration of Trust and By-Laws and applicable law.

         8.2 The Trust shall have furnished the PBHG Funds with the Statement of Assets and Liabilities of the Acquired Fund, with values determined as provided in Section hereof, with their respective dates of acquisition and tax costs, all as of the Closing Date, certified on the Trust's behalf by its Treasurer or Assistant Treasurer. The Statement of Assets and Liabilities shall list all of the securities owned by the Acquired Fund as of the Closing Date and a final statement of assets and liabilities of the Acquired Fund prepared in accordance with GAAP consistently applied.

         8.3 As of the Closing Date, there shall have been no material adverse change in the financial position, assets, or liabilities of the Acquired Fund since the dates of the financial statements referred to in Section hereof. For purposes of this Section , a decline in the value of the Acquired Fund Net Assets due to the effect of normal market conditions on liquid securities shall not constitute a material adverse change.

         8.4 All representations and warranties of the Trust and the Acquired Fund made in this Agreement, except as they may be affected by the transactions contemplated by this Agreement, shall be true and correct in all material respects as if made at and as of the Closing Date.

         8.5 The Trust and the Acquired Fund shall have performed and complied in all material respects with each of their obligations, agreements, and covenants required by this Agreement to be performed or complied with by each of them prior to or at the Closing Date.

         8.6 The Trust shall have furnished the PBHG Funds at the Closing Date with a certificate or certificates of its President and/or Treasurer, dated as of the Closing Date, to the effect that the conditions precedent set forth in Sections 8.1, 8.3, 8.4, 8.5, 8.14, 8.15 hereof have been fulfilled.

         8.7 The Trust shall have duly executed and delivered to the PBHG Funds
(a) bills of sale, assignments, certificates and other instruments of transfer ("Transfer Documents") as the PBHG Funds may deem necessary or desirable to transfer all of the Acquired Fund's right, title, and interest in and to the Acquired Fund Net Assets; and (b) all such other documents, including but not limited to, checks, share certificates, if any, and receipts, which the PBHG Funds may reasonably request. Such assets of the Acquired Fund shall be accompanied by all necessary state stock transfer stamps or cash for the appropriate purchase price therefor.

         8.8 The PBHG Funds shall have received an opinion or opinions of counsel to the Trust, in form reasonably satisfactory to the PBHG Funds and its counsel, and dated as of the Closing Date, to the effect that: (a) the Trust is a business trust duly organized and validly existing under the laws of the State of Delaware; (b) the shares of the Acquired Fund issued and outstanding at the Closing Date are duly authorized, validly issued, fully paid and non-assessable by the Trust; (c) this Agreement and the Transfer Documents have been duly authorized, executed, and delivered by the Trust and represent valid and binding contracts of the Trust, enforceable in accordance with their terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto and to the exercise of judicial discretion in accordance with general principles of equity, whether in a proceeding at law or in equity; provided, however, that no opinion need be expressed with respect to provisions of this Agreement relating to indemnification; (d) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated by this Agreement will not, violate the Declaration of Trust or By-laws of the Trust or any material agreement known to such counsel to which the Trust or the Acquired Fund is a party or by which it is bound; (e) to the knowledge of such counsel, no consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Trust or the Acquired Fund of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations under those statutes, and such as may be required under state securities laws, rules, and regulations; and (f) the Trust is registered as an investment company under the 1940 Act and the Acquired Fund is a separate series thereof and such registration with the SEC is in full force and effect. Such opinion: (a) shall state that while such counsel have not verified, and are not passing upon and do not assume responsibility for, the accuracy, completeness, or fairness of any portion of the Form N-14 Registration Statement or any amendment thereof or supplement thereto, they have generally reviewed and discussed certain information included therein with respect to the Trust and the Acquired Fund with certain officers of the Trust and that in the course of such review and discussion no facts came to the attention of such counsel which caused them to believe that, on the respective effective or clearance dates of the Form N-14 Registration Statement, and any amendment thereof or supplement thereto and only insofar as they relate to information with respect to the Trust and the Acquired Fund, the Form N-14 Registration Statement or any amendment thereof or supplement thereto contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading; (b) shall state that such counsel does not express any opinion or belief as to the financial statements, other financial data, statistical data, or any information relating to the Trust or the Acquired Fund contained or incorporated by reference in the Form N-14 Registration Statement; (c) may rely upon the opinion of other counsel to the extent set forth in the opinion, provided such other counsel is reasonably acceptable to the PBHG Funds; and (d) shall state that such opinion is solely for the benefit of the PBHG Funds and its Board of Directors and officers.

         8.9 The PBHG Funds shall have received a opinion of counsel to the PBHG Funds, addressed to the Funds in form reasonably satisfactory to them and substantially to the effect that, on the basis of facts, representations and assumptions referenced in such opinion that are reasonably consistent with the state of facts existing at the Closing Date: (a) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for Acquiring Fund Shares, and the distribution of said Acquiring Fund Shares to the shareholders of the Acquired Fund, as provided in this Agreement, will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code; (b) no gain or loss will be recognized by the Acquired Fund as a result of the Reorganization; (c) no gain or loss will be recognized by the Acquiring Fund as a result of the Reorganization; (d) no gain or loss will be recognized by any Acquired Fund Shareholder on the distribution in complete liquidation of the acquired Fund of the Acquiring Fund Shares in exchange for the Acquired Fund Shares held by such Acquired Fund Shareholder; (e) the basis to the Acquiring Fund of the assets of the Acquired Fund will be the same as the basis of such assets in the hands of the Acquired Fund immediately prior to the Reorganization; (f) the tax basis of the Acquiring Fund Shares to be received by an Acquired Fund Shareholder will be the same as the tax basis of the Acquired Fund Shares surrendered in exchange therefor; (g) the holding period of the Acquiring Fund with respect to the assets received from the Acquired Fund in the Reorganization will include the period for which such assets were held by the Acquired Fund; (h) the holding period of the Acquiring Fund Shares to be received by an Acquired Fund Shareholder will include the holding period for which such Acquired Fund Shareholder held the Acquired Fund Shares exchanged therefor provided that such Acquired Fund Shares are capital assets in the hands of such Acquired Fund Shareholders as of the Closing Date; and (i) subject to the conditions and limitations specified in Section 381,382, 383, and 384 of the Code, the Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, including the earnings and profits, or deficit in earnings and profits, of the Acquired Fund as of the Closing Date. In rendering such opinion, counsel may request and rely upon representations, contained in the certificates of officers of the Acquired Fund and the Acquiring Fund and others, and the Acquiring Fund and the Acquired Fund shall use their best efforts to make available such truthful certificates.

         8.10 The property and assets to be transferred to the Acquiring Fund under this Agreement shall include no assets which the Acquiring Fund may not properly acquire.

         8.11 The Form N-14 Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of the Funds, contemplated by the SEC.

         8.12 The parties shall have received a memorandum, in form reasonably satisfactory to each of them, prepared by counsel to the PBHG Funds or another person approved by the parties, containing assurance reasonably satisfactory to them that all authorizations necessary under state securities laws to consummate the transactions contemplated by this Agreement have been obtained.

         8.13 No action, suit, or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

         8.14 The SEC shall not have issued any unfavorable advisory report under Section 25(b) of the 1940 Act nor instituted any proceeding seeking to enjoin consummation of the transactions contemplated by this Agreement under
Section 25(c) of the 1940 Act.

         8.15 Prior to the Closing Date, the Acquired Fund shall have declared a dividend or dividends, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its net investment company income, if any, for each taxable period or year ending prior to the Closing Date and for the periods from the end of each such taxable period or year to and including the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in each taxable period or year ending prior to the Closing Date and in the periods from the end of each such taxable period or year to and including the Closing Date.

         8.16 The Trust shall have furnished the PBHG Funds at the Closing Date with a certificate or certificates of its President and/or Treasurer dated as of said date (and upon which counsel to the PBHG Funds is expressly authorized to rely in rendering opinions as to the matters described in Section 8.9 hereof) to the effect that: (a) the Acquired Fund will tender for acquisition by the Acquiring Fund its assets consisting of at least ninety percent (90%) of the fair market value of the Acquired Fund's net assets and at least seventy percent (70%) of the fair market value of its gross assets immediately prior to the Closing Date. For purposes of this certification, all of the following shall be considered as assets of the Acquired Fund held immediately prior to the Closing
Date: (i) amounts used by the Acquired Fund to pay its expenses in connection with the transactions contemplated hereby; and (ii) all amounts used to make redemptions of or distributions on the Acquired Fund Shares (except for regular, normal redemptions pursuant to the 1940 Act and in the ordinary course of its business and regular, normal dividends in the ordinary course of its business and not in excess of the distribution requirements of Section 852 of the Code; and (b) the Trust will distribute to Acquired Fund Shareholders in complete liquidation of the Acquired Fund the Acquiring Fund Shares that it will receive in the transactions contemplated hereby on or as promptly as practicable after the Closing Date and in pursuance of the plan contemplated by this Agreement and having made such distributions will take all necessary steps to liquidate and terminate the Acquired Fund as a series of the Trust; and (c) there is no current plan or intention any of its shareholders who own five percent (5%) or more of the Acquired Fund Shares, and to the best of the Trust's knowledge, there is no current plan or intention on the part of the remaining shareholders of the Acquired Fund to sell, exchange, or otherwise dispose of a number of shares of the Acquiring Fund received in the Reorganization that would reduce the ownership of the Acquired Fund Shareholders of Acquiring Fund Shares to a number of shares having a value, as of the Closing Date, of less than fifty percent (50%) of the value of all of the formerly outstanding Acquired Fund Shares as of the Closing Date. For purposes of this certification: Acquired Fund Shares and the Acquiring Fund Shares held by Acquired Fund Shareholders and otherwise sold, redeemed, or disposed of in anticipation of the Reorganization, or subsequent to the Closing Date pursuant to a current plan or intention that existed as of the Closing Date, also will be taken into account.

         8.17 UAMFSI, in its capacity as transfer agent for the Acquired Fund, shall have furnished, or shall have caused Chase, in its capacity as sub-transfer agent, to have furnished, to the PBHG Funds immediately prior to the Closing Date a list of the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding Acquired Fund Shares owned by each such shareholder as of the close of regular trading on the NYSE on the Closing Date, certified on behalf of the Acquired Fund by the Trust's President.

         8.18 At the Closing Date, the registration of the Trust with the SEC with respect to the Acquired Fund shall be in full force and effect.

9. FINDER'S FEES AND OTHER EXPENSES

         9.1 Each Fund represents and warrants to the other that there is no person or entity entitled to receive any finder's fees or other similar fees or commission payments in connection with the transactions provided for herein.

         9.2 PBHG Fund Services and Newbold's shall be liable for all reasonable expenses incurred by the Funds in connection with entering into and carrying out the transactions contemplated by this Agreement, whether or not the transactions contemplated hereby are consummated.

10. ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

         10.1 The Funds agree that neither Fund has made any representation, warranty, or covenant not set forth herein or referred to in Sections , , and hereof, and that this Agreement constitutes the entire agreement between the parties and supersedes any and all prior agreements, arrangements, and undertakings relating to the matters provided for herein.

         10.2 The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder for a period of three (3) years following the Closing Date. In the event of a breach by the Trust or the Acquired Fund of any such representation, warranty, or covenant, the Acquired Fund, until the time of its liquidation and termination as a series of the Trust, and Newbold's jointly and severally shall be liable to the PBHG Funds and the Acquiring Fund for any such breach.

11. TERMINATION

         11.1 This Agreement may be terminated by the mutual agreement of the Funds. In addition, either Fund may at its option terminate this Agreement at or prior to the Closing Date because of:

              11.1(a) a material breach by the other Fund of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date; or

              11.1(b) a condition precedent to the obligations of either Fund has not been met and which reasonably appears will not or cannot be met.

         11.2 In the event of any such termination, there shall be no liability for damages on the part of either Fund, the Trust, or the PBHG Funds, or their respective Boards of Directors/Trustees or officers, but all expenses incidental to the preparation and carrying out of this Agreement shall be paid as provided in Section hereof.

         12. INDEMNIFICATION

         12.1 The PBHG Funds and the Acquiring Fund shall indemnify, defend, and hold harmless the Acquired Fund, the Trust, its Board of Trustees, officers, employees, and agents (collectively "Acquired Fund Indemnified Parties") against all losses, claims, demands, liabilities, and expenses, including reasonable legal and other expenses incurred in defending third party claims, actions, suits, or proceedings, whether or not resulting in any liability to such Acquired Fund Indemnified Parties and including amounts paid by any one or more of the Acquired Fund Indemnified Parties in a compromise or settlement of any such claim, action, suit, or proceeding, or threatened third party claim, suit, action, or proceeding, made with the consent of the PBHG Funds and the Acquiring Fund, arising from any untrue statement or alleged untrue statement of a material fact contained in the Form N-14 Registration Statement, as filed and in effect with the SEC, or any application prepared by the PBHG Funds and the Acquiring Fund with any state regulatory agency in connection with the transactions contemplated by this Agreement under the securities laws thereof ("Application"); or which arises out of or is based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the PBHG Funds and the Acquiring Fund shall only be liable in such case to the extent that any such loss, claim, demand, liability, or expense arises out of or isbased upon an untrue statement or alleged untrue statement or omission or alleged omission about the PBHG Funds and/or the Acquiring Fund or the transactions contemplated by this Agreement made in the Form N-14 Registration Statement or any Application.

         12.2 The Trust and the Acquired Fund, until the time of its liquidation, and Newbold's on a joint and several basis shall indemnify, defend, and hold harmless the Acquiring Fund, the PBHG Funds, its Board of Directors, officers, employees and agents ("Acquiring Fund Indemnified Parties") against all losses, claims, demands, liabilities, and expenses, including reasonable legal and other expenses incurred in defending third party claims, actions, suits, or proceedings, whether or not resulting in any liability to such Acquiring Fund Indemnified Parties and including amounts paid by any one or more of the Acquiring Fund Indemnified Parties in a compromise or settlement of any such claim, suit, action, or proceeding, made with the consent of the Trust and the Acquired Fund (if it still exists) or Newbold's, arising from any untrue statement or alleged untrue statement of a material fact contained in the Form N-14 Registration Statement, as filed and in effect with the SEC or any Application; or which arises out of or is based upon any omission or alleged omission to state therein a material fact required to be stated therein and necessary to make the statements therein not misleading; provided, however, that the Trust and the Acquired Fund and Newbold's shall only be liable in such case to the extent that any such loss, claim, demand, liability, or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission about the Trust and/or the Acquired Fund or about the transactions contemplated by this Agreement made in the Form N-14 Registration Statement or any Application.

         12.3 A party seeking indemnification hereunder is hereinafter called the "indemnified party" and the party from whom the indemnified party is seeking indemnification hereunder is hereinafter called the "indemnifying party." Each indemnified party shall notify the indemnifying party in writing within ten (10) days of the receipt by one or more of the indemnified parties of any notice of legal process of any suit brought against or claim made against such indemnified party as to any matters covered by this Section , but the failure to notify the indemnifying party shall not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under this Section . The indemnifying party shall be entitled to participate at its own expense in the defense of any claim, action, suit, or proceeding covered by this Section , or, if it so elects, to assume at its own expense the defense thereof with counsel satisfactory to the indemnified parties; provided, however, if the defendants in any such action include both the indemnifying party and any indemnified party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it which are different from or additional to those available to the indemnifying party, the indemnified party shall have the right to select separate counsel to assume such legal defense and to otherwise participate in the defense of such action on behalf of such indemnified party.

         Upon receipt of notice from the indemnifying party to the indemnified parties of the election by the indemnifying party to assume the defense of such action, the indemnifying party shall not be liable to such indemnified parties under this Section for any legal or other expenses subsequently incurred by such indemnified parties in connection with the defense thereof unless (i) the indemnified parties shall have employed such counsel in connection with the assumption of legal defenses in accordance with the provision of the immediately preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel); (ii) the indemnifying party does not employ counsel reasonably satisfactory to the indemnified parties to represent the indemnified parties within a reasonable time after notice of commencement of the action; or (iii) the indemnifying party has authorized the employment of counsel for the indemnified parties at its expenses.

         12.4 This Section shall survive the termination of this Agreement and for a period of three (3) years following the Closing Date.

13. LIABILITY OF PBHG FUNDS AND THE TRUST

         13.1 Each party acknowledges and agrees that all obligations of the PBHG Funds under this Agreement are binding only with respect to the Acquiring Fund; that any liability of the PBHG Funds under this Agreement with respect to the Acquiring Fund, or in connection with the transactions contemplated herein with respect to the Acquiring Fund, shall be discharged only out of the assets of the Acquiring Fund; and that no other series of the PBHG Funds shall be liable with respect to this Agreement or in connection with the transactions contemplated herein.

         13.2 Each party acknowledges and agrees that all obligations of the Trust under this Agreement are binding only with respect to the Acquired Fund; that any liability of the Trust under this Agreement with respect to the Acquired Fund, or in connection with the transactions contemplated herein with respect to the Acquired Fund, shall be discharged only out of the assets of the Acquired Fund; and that no other series of the Trust shall be liable with respect to this Agreement or in connection with the transactions contemplated herein.

14. AMENDMENTS

         This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the PBHG Funds and the Trust; provided, however, that following the Special Meeting of Acquired Fund Shareholders called by the Board of Trustees of the Trust pursuant to Section hereof, no such amendment may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to Acquired Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval, provided that nothing contained in this Section shall be construed to prohibit the parties from amending this Agreement to change the Closing Date or any other provision of this Agreement (to the fullest extent permitted by law).

15. NOTICES

         Any notice, report, statement, or demand required or permitted by any provisions of this Agreement shall be in writing and shall be deemed to be properly given when delivered personally or by telecopier to the party entitled to receive the notice or when sent by certified or registered mail, postage prepaid, or delivered to a recognized overnight courier service, in each case properly addressed to the party entitled to receive such notice or communication at the following address or such other address as may hereafter be furnished in writing by notice similarly given by one party to the other.

If to the Acquired Fund:

UAM Funds Trust
c/o Newbold's Asset Management, Inc.
950 Haverford Road
Bryn Mawr, PA  19010
Attention: _______________

with copies to:

Audrey C. Talley, Esq.
Stradley Ronon Stevens & Young
2600 One Commerce Square
Philadelphia, PA  19103

If to the Acquiring Fund:

The PBHG Funds, Inc.
c/o Pilgrim Baxter & Associates, Ltd.
1255 Drummers Lane, Suite 300
Wayne, PA  19087-1590
Attention: John M. Zerr, Esq.

with copies to:

William H. Rheiner
Ballard Spahr Andrews & Ingersoll
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599


16. FAILURE TO ENFORCE

         The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof as the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

17. HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT

         17.1 The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         17.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed a original.

         17.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.

         17.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         17.5 It is expressly understood and agreed that the obligations of the Trust and the PBHG Funds under this Agreement, including but not limited to any liability as a result of the breach of any of their respective representations and warranties, are not binding on their respective Boards of Directors/Trustees, shareholders, nominees, officers, agents, or employees individually, but bind only the respective assets of the Acquiring Fund and the Acquired Fund.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President and its seal to be affixed thereto and attested by its Secretary.

Attest:                                   THE PBHG FUNDS, INC., on behalf of
                                          PBHG Large Cap Value Fund


                                          By:
--------------------------------             --------------------------------

Attest:                                   UAM FUNDS TRUST, on behalf of
                                          Newbold's Equity Portfolio


                                          By:
--------------------------------             --------------------------------

         Newbold's Asset Management, Inc. hereby joins in this Agreement with respect to and agrees to the matters described in Sections and .

Attest:                                   NEWBOLD'S ASSET MANAGEMENT,
                                          INC.


                                          By:
--------------------------------             --------------------------------

                                    EXHIBIT C

             Discussion of Performance of PBHG Large Cap Value Fund

     Reproduced below is a discussion of the performance of the Large Cap Value Fund for its fiscal year ended March 31, 1997 that was prepared by its investment adviser and included in the Annual Report of PBHG Funds dated March 31, 1997.

Performance

For its initial quarter ending March 31, 1997, The Fund's aggregate total return was 1.10% versus 2.45% for the Russell 1000 Value Index, 2.54% for the S&P 500, and 1.13% for the Lipper Growth and Income Funds Average.

The Fund began its existence on January 2, 1997 and the initial contributions were received during the strongest month of the quarter as the S&P advanced 6.1% in January. Investing these contributions in an exceptionally strong market hindered the Fund's performance as it lagged the Russell 1000 Value Index and the S&P 500 by 2.35% and 3.73% respectively during the month of January. As the market advance slowed in February and declined in March, the Fund outperformed both the Russell 1000 Value Index and the S&P 500 by an average of 70 and 124 basis points respectively in each month.

During the quarter, the stock characteristics which contributed to performance were very large capitalization, moderate dividend yield, and high relative price/earnings ratios. If the S&P 500 were separated into five quintiles, only the quintile composed of the largest stocks outperformed the S&P 500 Index, whereas all four of the remaining quintiles underperformed. Similarly, if the S&P 500 were separated into five quintiles by relative price/earnings ratios, the strongest performance came from the two quintiles with the highest relative price/earnings ratios, an area off limits to most value portfolios.

Portfolio Highlights

The Fund's heaviest weightings were in the Financial, Energy and Capital Goods sectors. In the first two months of the quarter, financial stocks outperformed the market as bank earnings were strong and a number of banks announced programs to buy back substantial amounts of stock. In March the financial stocks weakened as fears of an overheating economy and higher interest rates raised concerns over continued earnings gains. In spite of the weakness in March, the Fund's top two performers, Nationwide Financial Services and Equitable of Iowa were financial stocks.

As fears of higher inflation arose in March, the Fund's overweighting in energy stocks contributed to outperformance in a weak market.

In addition to the two financial stocks, the Fund's top performers included Dillard Department Stores and two health care stocks, Aetna and MedPartners, Inc. In the case of the former, the outlook for pricing by health maintenance organizations improved and MedPartners, a physician practice management company, recovered from an overly depressed valuation.

On the negative side, the worst performing sectors were Utilities, Capital Goods, and Basic Materials. The Fund's two poorest performers, Rohm and Haas (chemicals) and James River (paper), both basic material producers, declined as a result of lower earnings expectations. Avnet, a capital goods-technology company, failed to meet earnings expectations and declined in a weak technology environment. Rounding out the list of the five worst performers were Burlington Northern Santa Fe Corp. (railroad) with temporarily disappointing earnings due to adverse weather conditions and NYNEX Corp. (telephone utility) which was negatively affected by higher interest rates.

Although interest rate concerns may cause some further near term concerns for financial stocks, the fundamental earnings outlook remains positive for this sector. Similarly, we believe that selected capital goods producers have significant growth potential over the coming several years. With the overall market outlook being somewhat murky, we believe that emphasis on individual stock selection will be the key to performance in 1997.

-----------------------------------         -----------------------------------
Top Five Performers*                        Bottom Five Performers*
Nationwide Financial Services               Rohm & Haas
Equitable of Iowa                           James River
Dillard Department Stores                   Avnet
Aetna                                       Burlington Northern Santa Fe
MedPartners                                 NYNEX

----------
*    During the year ended March 31, 1997

                                    EXHIBIT D

             Discussion of Performance of Newbold's Equity Portfolio

     Reproduced below is a discussion of the performance of the Equity Portfolio for its fiscal year ended April 30. 1997, that was prepared by its investment adviser and included in its Annual Report dated April 30, 1997.

"Fellow Shareholder:

     During Newbold's Equity Portfolio's 1997 fiscal year, which ended on April 30, the stock market extended its long-running rally. The S&P 500 Index posted a total return of 25.12% in this period, and the average Growth & Income fund as calculated by Lipper Analytical Services delivered a return of 18.51%. The Portfolio provided a return of 19.89% during the fiscal year.

Market Perspective

     The fiscal year ended April 30, 1997, marked a continuation in the historic rise in equity prices that began in August 1982. If we turned back the clock to July 31, 1982, we would find that the yield on the 30-year Treasury bond stock at 13.4% (vs. 7.0% as of April 30, 1997), the year-over-year increase in the Consumer Price Index was 6.6% (vs. 2.5% as of April 30), and the annualized total return of the S&P 500 Index over the previous fourteen years was under 6%. Over the subsequent 14+ years from August 1982 through April 1997, a period that included two of the longest economic expansions in the last half-century, the S&P 500 Index produced an astonishing annualized return of 18.54%.

     It is worth noting that the performance record of the S&P 500 Index since 1994 has been dominated by relatively few of the very largest capitalization stocks that are members of the Index. To illustrate, while the return of the capitalization-weighted S&P 500 Index was 25.12% for the twelve months ended April 30, 1997, the return of the average stock in the S&P 500 Index on a equal-weighted basis was a mere 10.52%. Under these unusual conditions, it has proven to be difficult for most active managers like Newbold's, who manage broadly diversified portfolios, to keep pace with the popular averages.

     The powerful forces that contributed to this unprecedented rise in the value of financial assets have been well documented and may continue to propel equity returns to above-average levels for some time to come. We believe, however, that overall market returns are bound to regress eventually toward the long-term average and that indexing strategies will eventually be less successful as the market broadens. More traditional value considerations, such as dividend yields and price relative to earnings, will not be as outdated a notion as they have appeared in recent times, and our fundamental value approach should continue to produce sold returns.

Portfolio Comments and Strategy

     Newbold's investment approach seeks to earn a solid return for investors primarily through the careful selection of stocks that we believe are undervalued by the market. During the fiscal year, favorable stock selection in the computers and health care segments contributed positively to the Portfolio's performance relative to the S&P 500 Index. The beverages, food and tobacco segment produced lagging results during the period.

     During the second half of the fiscal year we significantly increased the Portfolio's weighting in bank and insurance stocks. The financial sector currently represents a significant share of our holdings. In spite of the strong performance of the sector in recent years, we feel that this part of the market may still offer good value with the potential for above-average earnings gains. Over the same period we also trimmed the Portfolio's exposure to utilities and telecommunications stocks by a substantial amount. Although these industries appear by some measures to offer low valuations and attractive dividend yields, the potentially treacherous waters of industry deregulation make us cautious.

     Your investment team is focused on uncovering promising investment opportunities among companies that possess compelling valuations, healthy balance sheets and improving fundamental outlooks. As usual, the characteristics of the Portfolio are distinguished by an above-average dividend yield and a below-average price-to earnings ratio. While we have some concerns regarding the lofty valuation levels on the equity market, we continue to remain fully invested in the belief that our value-oriented strategy will enable us to participate in the market's generally upward trend while offering some protection from declines.

NEWBOLD'S ASSET MANAGEMENT, INC."

                              THE PBHG FUNDS, INC.
                            PBHG Large Cap Value Fund
                                 P.O. Box 419534
                        Kansas City, Missouri 64141-6534
                            Toll Free: (800) 433-0051

                                 UAM FUNDS TRUST
                           Newbold's Equity Portfolio
                            UAM Funds Service Center
                     c/o Chase Global Funds Services Company
                                  P.O. Box 2798
                        Boston, Massachusetts 02228-2798
                            Toll Free: (800) 638-7983

                       STATEMENT OF ADDITIONAL INFORMATION

      (1997 Special Meeting of Shareholders of Newbold's Equity Portfolio)

     This Statement of Additional Information is not a prospectus but should be read in conjunction with the Combined Proxy Statement and Prospectus dated August __, 1997, for the Special Meeting of Shareholders of the Newbold's Equity Portfolio (the "Equity Portfolio"), a series of UAM Funds Trust (the "UAM Funds"), to be held on September 26, 1997. Copies of the Combined Proxy Statement and Prospectus may be obtained at no charge by writing the Equity Portfolio at the address shown above or by calling 1-800-638-7983.

     Unless otherwise indicated, capitalized terms used herein and not otherwise defined have the same meanings as are given to them in the Combined Proxy Statement and Prospectus.

     Further information about the PBHG Large Cap Value Fund is contained in and incorporated by reference to its Statement of Additional Information dated July 10, 1997, which is included herewith. The aforementioned document may be obtained without charge by writing to the address shown above or by calling 1-800-638-7983.

     The date of this Statement of Additional Information is August __, 1997.

                                TABLE OF CONTENTS

ADDITIONAL INFORMATION ABOUT PBHG FUNDS
  AND THE LARGE CAP VALUE FUND..............................................B-2

FINANCIAL INFORMATION.......................................................B-2

Appendix I       -     The PBHG Funds, Inc. Statement of Additional Information

Appendix II      -     Pro Forma Financial Information


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                 ADDITIONAL INFORMATION ABOUT THE PBHG FUND AND
                            LARGE CAP VALUE PORTFOLIO

     Additional information about PBHG Funds and Large Cap Value Fund is contained in the PBHG Fund's Statement of Additional Information. For more information with respect to PBHG Funds and Large Cap Value Fund concerning the following topics, please refer to the PBHG Fund's Statement of Additional Information as indicated: (i) see the discussion "The Fund" for further general and historical information regarding the PBHG Funds and Large Cap Value Fund;
(ii) see the discussion "Description of Permitted Investments" and "Investment Limitations" for further information regarding the investment objectives and policies of Large Cap Value Fund; (iii) see the discussion "Directors and Officers of the Fund" for further information regarding management of Large Cap Value Fund; (iv) see the discussion "The Adviser," "The Sub-Adviser," "The Administrator and Sub- Administrator," and "The Distributor" for further information regarding investment advisory and other services for Large Cap Value Fund; (v) see the discussion "Portfolio Transactions" for further information regarding brokerage allocation and other practices relating to Large Cap Value Fund; (vi) see the discussion "Description of Shares" for further information regarding the capital stock of Large Cap Value Fund; (vii) see the discussion "Purchase and Redemption of Shares," and "Determination of Net Asset Value" for further information regarding the purchase, redemption and pricing of the Large Cap Value Fund securities being offered; (viii) see the discussion "Taxes" for a discussion of the tax status of Large Cap Value Fund; (ix) see the discussion "The Distributor" for further information regarding Large Cap Value Fund's distributor; and (x) see the discussion "Calculation of Yield" and "Calculation of Total Return" for further information regarding the calculation of Large Cap Value Fund's performance data.

     Information regarding control persons and principal holders of Large Cap Value Fund's securities is set forth under the discussion "Ownership of Equity Portfolio and Large Cap Value Fund Shares" in the Combined Proxy Statement and Prospectus relating to this Statement of Additional Information.

                              FINANCIAL STATEMENTS

     The financial statements for the Large Cap Value Fund are set forth in PBHG Funds' Annual Report to Shareholders dated March 31, 1997, which is incorporated herein by reference. The PBHG Funds' Annual Report to Shareholders may be obtained without charge by writing to the address shown on the cover page of this Statement of Additional Information or by calling 1-800-433-0051.

     The financial statements for the Equity Portfolio are set forth in the Equity Portfolio's Annual Report to Shareholders dated April 30, 1997, which is incorporated herein by reference. The Annual Report to Shareholders of UAM Funds may be obtained without charge by writing to the address shown on the cover page of this Statement of Additional Information or by calling 1-800-638-7983.

     Pro forma financial information for the Large Cap Value Fund as of June 30, 1997, giving effect to the Reorganization, is attached hereto as Appendix II.


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                                                                  Appendix I


                                      Fund:
                              THE PBHG FUNDS, INC.


                                   Portfolios:

                                PBHG GROWTH FUND
                            PBHG EMERGING GROWTH FUND
                           PBHG LARGE CAP GROWTH FUND
                             PBHG SELECT EQUITY FUND
                              PBHG CORE GROWTH FUND
                                PBHG LIMITED FUND
                             PBHG LARGE CAP 20 FUND
                            PBHG LARGE CAP VALUE FUND
                             PBHG MID-CAP VALUE FUND
                            PBHG SMALL CAP VALUE FUND
                             PBHG INTERNATIONAL FUND
                             PBHG CASH RESERVES FUND
                      PBHG TECHNOLOGY & COMMUNICATIONS FUND
                        PBHG STRATEGIC SMALL COMPANY FUND


                                    Adviser:
                        PILGRIM BAXTER & ASSOCIATES, LTD.

This Statement of Additional Information is not a prospectus and relates only to each of the Portfolios listed above. It is intended to provide additional information regarding the activities and operations of The PBHG Funds, Inc. (the "Fund" or "Registrant") and the Portfolios. The Statement of Additional Information should be read in conjunction with the Prospectus for the Portfolios' PBHG Class shares dated June 30, 1997 and with the Prospectus for the Portfolios' Advisor Class shares dated July 21, 1997. The Prospectuses for the Portfolios may be obtained by calling 1-800-433-0051.

                                TABLE OF CONTENTS

THE FUND.................................................................S -  2
DESCRIPTION OF PERMITTED INVESTMENTS.....................................S -  2
INVESTMENT LIMITATIONS...................................................S - 11
THE ADVISER..............................................................S - 15
THE SUB-ADVISERS.........................................................S - 17
THE ADMINISTRATOR AND SUB-ADMINISTRATOR..................................S - 19
THE DISTRIBUTOR..........................................................S - 21
DIRECTORS AND OFFICERS OF THE FUND.......................................S - 22
COMPUTATION OF YIELD ....................................................S - 24
CALCULATION OF TOTAL RETURN..............................................S - 25
PURCHASE AND REDEMPTION OF SHARES........................................S - 27
DETERMINATION OF NET ASSET VALUE.........................................S - 27
TAXES....................................................................S - 29
PORTFOLIO TRANSACTIONS...................................................S - 31
DESCRIPTION OF SHARES....................................................S - 33
5% AND 25% SHAREHOLDERS..................................................S - 33
FINANCIAL STATEMENTS.....................................................S - 39

May 20, 1997
as Revised July 21, 1997


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THE FUND


This Statement of Additional Information relates to the Fund and each of its Portfolios. Each Portfolio is a separate series of The PBHG Funds, Inc. (the "Fund"), which was originally incorporated in Delaware on August 2, 1985 under the name PBHG Growth Fund, Inc. and commenced business shortly thereafter as an open-end diversified management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). On July 21, 1992, shareholders of the Fund approved an Agreement and Articles of Merger pursuant to which the Fund was reorganized and merged into a new Maryland corporation, also named PBHG Growth Fund, Inc. On September 8, 1993, the shareholders of the Fund voted to change the name of the Fund to The Advisors' Inner Circle Fund II, Inc. On May 2, 1994, the shareholders voted to change the Fund's name to The PBHG Funds, Inc. The articles of incorporation permit the Fund to offer separate classes of shares of each Portfolio. Shareholders may purchase shares through two separate classes, i.e., PBHG Class and Advisor Class (formerly the Trust Class) shares, which provide for differences in distribution costs, voting rights and dividends. Except for these differences, each PBHG Class share and each Advisor Class share of each Portfolio represents an equal proportionate interest in that Portfolio. See "Description of Shares." Currently each Portfolio of the Fund except the PBHG Limited Fund and PBHG Cash Reserves Fund offers Advisor Class shares. This Statement of Additional Information relates to both classes of shares of the Fund. No investment in shares of a Portfolio should be made without first reading the Portfolio's Prospectus. Capitalized terms not defined herein are defined in each Prospectus offering shares of the Portfolios.


DESCRIPTION OF PERMITTED INVESTMENTS

Repurchase Agreements

Repurchase agreements are agreements by which a person (e.g., a portfolio) obtains a security and simultaneously commits to return the security to the seller (a member bank of the Federal Reserve System or primary securities dealer as recognized by the Federal Reserve Bank of New York) at an agreed upon price (including principal and interest) on an agreed upon date within a number of days (usually not more than seven) from the date of purchase. The resale price reflects the purchase price plus an agreed upon market rate of interest which is unrelated to the coupon rate or maturity of the underlying security. A repurchase agreement involves the obligation of the seller to pay the agreed upon price, which obligation is in effect secured by the value of the underlying security.

Repurchase agreements are considered to be loans by a Portfolio for purposes of its investment limitations. The repurchase agreements entered into by the Portfolios will provide that the underlying security at all times shall have a value at least equal to 102% of the resale price stated in the agreement. With respect to all repurchase agreements entered into by a Portfolio, the Fund's custodians or their agents must take possession of the underlying collateral. However, if the seller defaults, the Portfolio could realize a loss on the sale of the underlying security to the extent that the proceeds of the sale, including accrued interest, are less than the resale price provided in the agreement including interest. In addition, even though the Bankruptcy Code provides protection for most repurchase agreements, if the seller should be involved in bankruptcy or insolvency proceedings, the Portfolio may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the Portfolio is

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treated as an unsecured creditor of the seller and is required to return the underlying security to the seller's estate.

Investment Company Shares

Investment Company Shares that each Portfolio may invest in are limited to shares of money market mutual funds, except as set forth under "Investment Limitations" below. Since such mutual funds pay management fees and other expenses, shareholders of the Portfolios would indirectly pay both Portfolio expenses and the expenses of underlying funds with respect to Portfolio assets invested therein. Applicable regulations prohibit a Portfolio from acquiring the securities of other investment companies that are not "part of the same group of investment companies" if, as a result of such acquisition; (i) the Portfolio owns more than 3% of the total voting stock of the company; (ii) more than 5% of the Portfolio's total assets are invested in securities of any one investment company; or (iii) more than 10% of the total assets of the Portfolio are invested in securities (other than treasury stock) issued by all investment companies. Each Portfolio has no current intention, in the foreseeable future, of investing more than 5% of its assets in investment company securities.

Illiquid Investments

Illiquid Investments are investments that cannot be sold or disposed of in the ordinary course of business within seven (7) days at approximately the prices at which they are valued. Under the supervision of the Board of Directors, the Adviser or Sub-Advisers determine the liquidity of the Fund's investments and, through reports from the Adviser or Sub-Advisers, the Board monitors investments in illiquid instruments. In determining the liquidity of a Portfolio's investments, the Adviser or Sub-Advisers may consider various factors including:
(i) the frequency of trades and quotations; (ii) the number of dealers and prospective purchasers in the marketplace; (iii) dealer undertakings to make a market; (iv) the nature of the security (including any demand or tender features); and (v) the nature of the market place for trades (including the ability to assign or offset a Portfolio's rights and obligations relating to the investment). Investments currently considered by a Portfolio to be illiquid include repurchase agreements not entitling the holder to payment of principal and interest within seven days, over-the-counter options, and non-government stripped fixed-rate mortgage backed securities. Also, the Adviser or Sub-Advisers may determine some government-stripped fixed-rate mortgage backed securities, loans and other direct debt instruments, and swap agreements to be illiquid. However, with respect to over-the-counter options a Portfolio writes, all or a portion of the value of the underlying instrument may be illiquid depending on the assets held to cover the option and the nature and terms of any agreement a Portfolio may have to close out the option before expiration. In the absence of market quotations, illiquid investments are priced at fair value as determined in good faith by a committee appointed by the Board of Directors. If, through a change in values, net assets or other circumstances, a Portfolio was in a position where more than 15% of its net assets were invested in illiquid securities, it would seek to take appropriate steps to protect liquidity.

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Restricted Securities

Restricted Securities generally can be sold in privately negotiated transactions, pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "1933 Act"), or in a registered public offering. Where registration is required, a Portfolio may be obligated to pay all or part of the registration expense and a considerable period may elapse between the time it decides to seek registration and the time a Portfolio may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, a Portfolio might obtain a less favorable price than prevailed when it decided to seek registration of the security. Moreover, investing in Rule 144A securities (i.e., securities that qualify for resale under Rule 144A under the Securities Act of 1933) would have the effect of increasing the level of a Portfolio's illiquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities.

Foreign Currency Transactions

A Portfolio may hold foreign currency deposits from time to time, and may convert dollars and foreign currencies in the foreign exchange markets. Currency conversion involves dealer spreads and other costs, although commissions usually are not charged. Currencies maybe exchanged on a spot (i.e., cash) basis, or by entering into forward contracts to purchase or sell foreign currencies at a future date and price. Forward contracts generally are traded in an interbank market conducted directly between currency traders (usually large commercial banks) and their customers. The parties to a forward contract may agree to offset or terminate the contract before maturity, or may hold the contract to maturity and complete the contemplated currency exchange.

A Portfolio may use currency forward contracts to manage currency risks and to facilitate transactions in foreign securities. The following discussion summarizes the principal currency management strategies involving forward contracts that could be used by the Portfolios.

In connection with purchases and sales of securities denominated in foreign currencies, a Portfolio may enter into currency forward contracts to fix a definite price for the purchase or sale in advance of the trade's settlement date. This technique is sometimes referred to as a "settlement hedge" or "transaction hedge." The Adviser or the applicable Sub-Advisers may enter into settlement hedges in the normal course of managing the Portfolio's foreign investments. A Portfolio may also enter into forward contracts to purchase or sell a foreign currency in anticipation of future purchases or sales of securities denominated in foreign currency, even if the specific investments have not yet been selected by the Adviser or the Sub-Advisers.

A Portfolio may also use forward contracts to hedge against a decline in the value of existing investments denominated in foreign currency. For example, if a Portfolio owned securities denominated in pounds sterling, it could enter into a forward contract to sell pounds sterling in return for U.S. dollars to hedge against possible declines in the pound's value. Such a hedge, sometimes referred to as a "position hedge", would tend to offset both positive and negative currency fluctuations, but would not offset changes in security values caused by other factors. A Portfolio could also hedge the position by selling another currency expected to perform similarly to the pound sterling - for

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example, by entering into a forward contract to sell Deutschemark or European
Currency Units in return for U.S. dollars. This type of hedge, sometimes referred to as a "proxy hedge," could offer advantages in terms of cost, yield, or efficiency, but generally would not hedge currency exposure as effectively as a simple hedge into U.S. dollars. Proxy hedges may result in losses if the currency used to hedge does not perform similarly to the currency in which the hedged securities are denominated.

Under certain conditions, guidelines of the Securities Exchange Commission ("SEC") require mutual funds to set aside appropriate liquid assets in a segregated account to cover currency forward contracts. As required by SEC guidelines, each Portfolio will segregate assets to cover currency forward contracts, if any, whose purpose is essentially speculative. A Portfolio will not segregate assets to cover forward contracts entered into for hedging purposes, including settlement hedges, position hedges, and proxy hedges.

Successful use of forward currency contracts will depend on the skill of the Adviser or the applicable Sub-Adviser in analyzing and predicting currency values. Forward contracts may substantially change a Portfolio's investment exposure to changes in currency exchange rates, and could result in losses to a Portfolio if currencies do not perform as the Adviser or the applicable Sub-Adviser anticipates. For example, if a currency's value rose at a time when the Adviser or Sub-Adviser had hedged a Portfolio by selling that currency in exchange for dollars, a Portfolio would be unable to participate in the currency's appreciation. If the Adviser or a Sub-Adviser hedges a Portfolio's currency exposure through proxy hedges, the Portfolio could realize currency losses from the hedge and the security position at the same time if the two currencies do not move in tandem. Similarly, if the Adviser or the applicable Sub-Adviser increases a Portfolio's exposure to a foreign currency and that currency's value declines, the Portfolio will realize a loss. There is no assurance that the use of forward currency contracts by the Adviser or the Sub-Advisers will be advantageous to a Portfolio or that it will hedge at an appropriate time.

Futures Contracts

A futures contract is a bilateral agreement to buy or sell a security (or deliver a cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contracts) for a set price in the future. Futures contracts are designated by boards of trade which have been designated "contracts markets" by the Commodities Futures Trading Commission ("CFTC").

No purchase price is paid or received when the contract is entered into. Instead, a Portfolio upon entering into a futures contract (and to maintain that Portfolio's open positions in futures contracts) would be required to deposit with its custodian in a segregated account in the name of the futures broker an amount of cash, or other assets, known as "initial margin." The margin required for a particular futures contract is set by the exchange on which the contract is traded, and may be significantly modified from time to time by the exchange during the term of the contract. Futures contracts are customarily purchased and sold on margin that may range upward from less than 5% of the value of the contract being traded. By using futures contracts as a risk management technique, given the greater liquidity in the futures market than in the cash market, it may be possible to accomplish certain results more quickly and with lower transaction costs.

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If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Portfolio. These subsequent payments called "variation margin," to and from the futures broker, are made on a daily basis as the price of the underlying assets fluctuate making the long and short positions in the futures contract more or less valuable, a process known as "marking to the market." A Portfolio expects to earn interest income on its initial and variation margin deposits.

A Portfolio will incur brokerage fees when it purchases and sells futures contracts. Positions taken in the futures markets are not normally held until delivery or cash settlement is required, but are instead liquidated through offsetting transactions which may result in a gain or a loss. While futures positions taken by a Portfolio will usually be liquidated in this manner, a Portfolio may instead make or take delivery of underlying securities whenever it appears economically advantageous to that Portfolio to do so. A clearing organization associated with the exchange on which futures are traded assumes responsibility for closing out transactions and guarantees that as between the clearing members of an exchange, the sale and purchase obligations will be performed with regard to all positions that remain open at the termination of the contract.

Securities Index Futures Contracts. Purchases or sales of securities index futures contracts may be used in an attempt to protect each of the Portfolio's current or intended investments from broad fluctuations in securities prices. A securities index futures contract does not require the physical delivery of securities, but merely provides for profits and losses resulting from changes in the market value of the contract to be credited or debited at the close of each trading day to the respective accounts of the parties to the contract. On the contract's expiration date a final cash settlement occurs and the futures positions are simply closed out. Changes in the market value of a particular index futures contract reflect changes in the specified index of securities on which the future is based.

By establishing an appropriate "short" position in index futures, a Portfolio may also seek to protect the value of its portfolio against an overall decline in the market for such securities. Alternatively, in anticipation of a generally rising market, a Portfolio can seek to avoid losing the benefit of apparently low current prices by establishing a "long" position in securities index futures and later liquidating that position as particular securities are in fact acquired. To the extent that these hedging strategies are successful, a Portfolio will be affected to a lesser degree by adverse overall market price movements than would otherwise be the case.

Limitations on Purchase and Sale of Futures Contracts. A Portfolio will not purchase or sell futures contracts unless either (i) the futures contracts are purchased for "bona fide hedging" purposes (as that term is defined under the CFTC regulations) or (ii) if purchased for other than "bona fide hedging" purposes, the sum of the amounts of initial margin deposits on a Portfolio's existing futures contracts and premiums required to establish non-hedging positions would not exceed 5% of the liquidation value of that Portfolio's total assets. In instances involving the purchase of futures contracts by a Portfolio, an amount of cash or other liquid assets, equal to the cost of such futures contracts (less any related margin deposits), will be deposited in a segregated account with its custodian, thereby insuring

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that the use of such futures contracts is unleveraged. In instances involving the sale of futures contracts by a Portfolio, the securities underlying such futures contracts or options will at all times be maintained by that Portfolio or, in the case of index futures contracts, the Portfolio will own securities the price changes of which are, in the opinion of its Adviser expected to replicate substantially the movement of the index upon which the futures contract is based.

For information concerning the risks associated with utilizing futures contracts, please see "Risks of Transactions in Futures Contracts Options" below.

Options

No Portfolio, except for the International Fund, has a current intention, in the foreseeable future of utilizing options. The types of options transactions that each Portfolio is permitted to utilize and that the International Fund may currently utilize are discussed below.

Writing Call Options. A call option is a contract which gives the purchaser of the option (in return for a premium paid) the right to buy, and the writer of the option (in return for a premium received) the obligation to sell, the underlying security at the exercise price at any time prior to the expiration of the option, regardless of the market price of the security during the option period. A call option on a security is covered, for example, when the writer of the call option owns the security on which the option is written (or on a security convertible into such a security without additional consideration) throughout the option period.

A Portfolio will write covered call options both to reduce the risks associated with certain of its investments and to increase total investment return through the receipt of premiums. In return for the premium income, a Portfolio will give up the opportunity to profit from an increase in the market price of the underlying security above the exercise price so long as its obligations under the contract continue, except insofar as the premium represents a profit. Moreover, in writing the call option, a Portfolio will retain the risk of loss should the price of the security decline. The premium is intended to offset that loss in whole or in part. Unlike the situation in which a Portfolio owns securities not subject to a call option, a Portfolio, in writing call options, must assume that the call may be exercised at any time prior to the expiration of its obligation as a writer, and that in such circumstances the net proceeds realized from the sale of the underlying securities pursuant to the call may be substantially below the prevailing market price.

A Portfolio may terminate its obligation under an option it has written by buying an identical option. Such a transaction is called a "closing purchase transaction." A Portfolio will realize a gain or loss from a closing purchase transaction if the amount paid to purchase a call option is less or more than the amount received from the sale of the corresponding call option. Also, because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from the exercise or closing out of a call option is likely to be offset in whole or part by unrealized appreciation of the underlying security owned by the Portfolio. When an underlying security is sold from a Portfolio's securities portfolio, that Portfolio will effect a closing purchase transaction so as to close out any existing covered call option on that underlying security.


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Writing Put Options. The writer of a put option becomes obligated to purchase the underlying security at a specified price during the option period if the buyer elects to exercise the option before its expiration date. A Portfolio when it writes a put option will be required to "cover" it, for example, by depositing and maintaining in a segregated account with its custodian cash, or other liquid obligations having a value equal to or greater than the exercise price of the option.

A Portfolio may write put options either to earn additional income in the form of option premiums (anticipating that the price of the underlying security will remain stable or rise during the option period and the option will therefore not be exercised) or to acquire the underlying security at a net cost below the current value (e.g., the option is exercised because of a decline in the price of the underlying security, but the amount paid by such Portfolio, offset by the option premium, is less than the current price). The risk of either strategy is that the price of the underlying security may decline by an amount greater than the premium received. The premium which a Portfolio receives from writing a put option will reflect, among other things, the current market price of the underlying security, the relationship of the exercise price to that market price, the historical price volatility of the underlying security, the option period, supply and demand and interest rates.

A Portfolio may effect a closing purchase transaction to realize a profit on an outstanding put option or to prevent an outstanding put option from being exercised.

Purchasing Put and Call Options. A Portfolio may purchase put options on securities to protect its holdings against a substantial decline in market value. The purchase of put options on securities will enable a Portfolio to preserve, at least partially, unrealized gains in an appreciated security in its portfolio without actually selling the security. In addition, a Portfolio will continue to receive interest or dividend income on the security. A Portfolio may also purchase call options on securities to protect against substantial increases in prices of securities that the Portfolio intend to purchase pending its ability to invest in an orderly manner in those securities. A Portfolio may sell put or call options it has previously purchased, which could result in a net gain or loss depending on whether the amount received on the sale is more or less than the premium and other transaction cost paid on the put or call option which was bought.

Securities Index Options. A Portfolio may write covered put and call options and purchase call and put options on securities indexes for the purpose of hedging against the risk of unfavorable price movements adversely affecting the value of the Portfolio's securities or securities it intends to purchase. A Portfolio will only write "covered" options. A call option on a securities index is considered covered, for example, if, so long as the Portfolio is obligated as the writer of the call, it holds securities the price changes of which are, in the opinion of the Adviser, expected to replicate substantially the movement of the index or indexes upon which the options written by the Portfolio are based. A put on a securities index written by a Portfolio will be considered covered if, so long as it is obligated as the writer of the put, the Portfolio segregates with its custodian cash or other liquid obligations having a value equal to or greater than the exercise price of the option. Unlike a stock option, which gives the holder the right to purchase or sell a specified stock at a specified price, an option on a securities index gives the holder the right to receive a cash "exercise settlement amount" equal to (i) the difference between the exercise price of the option and the value of the underlying stock index on the exercise date, multiplied by (ii) a fixed "index multiplier." A securities index fluctuates with changes in the

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market value of the securities so included. For example, some securities index options are based on a broad market index such as the S&P 500 or the NYSE Composite Index, or a narrower market index such as the S&P 100. Indexes may also be based on an industry or market segment such as the AMEX Oil and Gas Index or the Computer and Business Equipment Index.

Over-the-Counter Options. A Portfolio may enter into contracts with primary dealers with whom it may write over-the-counter options. Such contracts will provide that the Portfolio has the absolute right to repurchase an option it writes at any time at a repurchase price which represents the fair market value, as determined in good faith through negotiation between the parties, but which in no event will exceed a price determined pursuant to a formula contained in the contract. Although the specific details of the formula may vary between contracts with different primary dealers, the formula will generally be based on a multiple of the premium received by a Portfolio for writing the option, plus the amount, if any, of the option's intrinsic value (i.e., the amount the option is "in-the-money"). The formula will also include a factor to account for the difference between the price of the security and the strike price of the option if the option is written "out-of-the-money." Such Portfolio has established standards of creditworthiness for these primary dealers, although the Portfolio may still be subject to the risk that firms participating in such transactions will fail to meet their obligations. In instances in which a Portfolio has entered into agreements with respect to the over-the-counter options it has written, and such agreements would enable the Portfolio to have an absolute right to repurchase at a pre-established formula price the over-the-counter option written by it, the Portfolio would treat as illiquid only securities equal in amount to the formula price described above less the amount by which the option is "in-the-money," i.e., the amount by which the price of the option exceeds the exercise price.

For information concerning the risks associated with utilizing options and futures contracts, please see "Risks of Transactions in Futures Contracts and Options" below.

Risks of Transactions in Futures Contracts and Options

Futures. The prices of futures contracts are volatile and are influenced, among other things, by actual and anticipated changes in the market and interest rates, which in turn are affected by fiscal and monetary policies and national and international political and economic events.

Most United States futures exchanges limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular type of futures contract, no trades may be made on that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses, because the limit may prevent the liquidation of unfavorable positions. Futures contract prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses.

Because of the low margin deposits required, futures trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in immediate and substantial loss, as well as gain, to the investor. For example, if at the time of purchase, 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit, if the futures contract were closed out. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract.

A decision of whether, when, and how to hedge involves skill and judgment, and even a well-conceived hedge may be unsuccessful to some degree because of unexpected market behavior, market trends or interest rate trends. There are several risks in connection with the use by a Portfolio of futures contracts as a hedging device. One risk arises because of the imperfect correlation between movements in the prices of the futures contracts and movements in the prices of the underlying instruments which are the subject of the hedge. The Advisers will, however, attempt to reduce this risk by entering into futures contracts whose movements, in its judgment, will have a significant correlation with movements in the prices of the Portfolio's underlying instruments sought to be hedged.

Successful use of futures contracts by a Portfolio for hedging purposes is also subject to the Portfolio's ability to correctly predict movements in the direction of the market. It is possible that, when a Portfolio has sold futures to hedge its portfolio against a decline in the market, the index, indices, or instruments underlying futures might advance and the value of the underlying instruments held in that Portfolio's portfolio might decline. If this were to occur, the Portfolio would lose money on the futures and also would experience a decline in value in its underlying instruments.

Positions in futures contracts may be closed out only on an exchange or a board of trade which provides the market for such futures. Although a Portfolio intends to purchase or sell futures only on exchanges or boards of trade where there appears to be an active market, there is no guarantee that such will exist for any particular contract or at any particular time. If there is not a liquid market at a particular time, it may not be possible to close a futures position at such time, and, in the event of adverse price movements, the Portfolio would continue to be required to make daily cash payments of variation margin. However, in the event futures positions are used to hedge portfolio securities, the securities will not be sold until the futures positions can be liquidated. In such circumstances, an increase in the price of securities, if any, may partially or completely offset losses on the futures contracts.

Options. A closing purchase transaction for exchange-traded options may be made only on a national securities exchange. There is no assurance that a liquid secondary market on an exchange will exist for any particular option, or at any particular time, and for some options, such as over-the-counter options, no secondary market on an exchange may exist. If a Portfolio is unable to effect a closing purchase transaction, that Portfolio will not sell the underlying security until the option expires or the Portfolio delivers the underlying security upon exercise.

Options traded in the over-the-counter market may not be as actively traded as those on an exchange. Accordingly, it may be more difficult to value such options. In addition, it may be difficult to enter into closing transactions with respect to options traded over-the-counter. The Portfolio will engage in such transactions only with firms of sufficient credit so as to minimize these risks. Such options and the securities used as "cover" for such options may be considered illiquid securities.

The effectiveness of hedging through the purchase of securities index options will depend upon the extent to which price movements in the portion of the securities portfolio being hedged correlate with price movements in the selected securities index. Perfect correlation is not possible because the securities held or to be acquired by a Portfolio will not exactly match the composition of the securities indexes on which options are written. In the purchase of securities index options the principal risk is that the premium and transaction costs paid by a Portfolio in purchasing an option will be lost if the changes (increase in the case of a call, decrease in the case of a put) in the level of the index do not exceed the cost of the option.

INVESTMENT LIMITATIONS

Fundamental Policies

Each Portfolio has adopted certain investment restrictions which, in addition to those restrictions in the Prospectus, are fundamental and may not be changed without approval by a majority vote of the Portfolio's shareholders. Such majority is defined in the 1940 Act as the lesser of (i) 67% or more of the voting securities of the Portfolio present in person or by proxy at a meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of the Portfolio.

PBHG Growth Fund

The PBHG Growth Fund may not:

1. With respect to 75% of its assets, purchase more than 10% of the outstanding voting securities of any one issuer.

2. Pledge any of its assets, except that the Portfolio may pledge assets having a value of not more than 10% of its total assets in order to (i) secure permitted borrowings, or (ii) as may be necessary in connection with the Portfolio's use of options and futures contracts.

3. Purchase or write puts, calls or combinations thereof, except that the Portfolio may invest in and commit its assets to writing and purchasing only put and call options that are listed on a national securities exchange and issued by the Options Clearing Corporation to the extent permitted by the Prospectus and this Statement of Additional Information. In order to comply with the securities laws of several states, the Portfolio (as a matter of operating policy) will not write a covered call option if, as a result, the aggregate market value of all portfolio securities covering call options or subject to put options for that Portfolio exceeds 25% of the market value of that Portfolio's net assets.

4. Make loans except by the purchase of bonds or other debt obligations of types commonly offered publicly or privately and purchased by financial institutions, including investment in repurchase agreements, provided that the Portfolio will not make any investment in repurchase agreements maturing in more than seven days if such investments, together with any other illiquid securities held by the Portfolio, would exceed 15% of the value of its net assets.

5. Invest in the securities of other open-end investment companies, or invest in the securities of closed-end investment companies except through purchase in the open market in a transaction involving no commission or profit to a sponsor or dealer (other than the customary broker's commission) or as part of a merger, consolidation or other acquisition.

6. Engage in the underwriting of securities of other issuers, except that the Portfolio may sell an investment position even though it may be deemed to be an underwriter as that term is defined in the 1933 Act.

7. Purchase or sell real estate, commodities or commodity contracts, except that the Portfolio may enter into futures contracts and options thereon that are listed on a national securities or commodities exchange where, as a result thereof, no more than 5% of the total assets for that Portfolio (taken at market value at the time of entering into the futures contracts) would be committed to margin deposits on such futures contracts and premiums paid for unexpired options on such futures contracts; provided that, in the case of an option that is "in-the-money" at the time of purchase, the "in-the-money" amount, as defined under Commodity Futures Trading Commission regulations, may be excluded in computing such 5% limit.

8. Invest in interests in oil, gas or other mineral exploration or development programs.

All Other Portfolios

Each of the other Portfolios may not:

1.  Acquire more than 10% of the voting securities of any one issuer.

2.  Invest in companies for the purpose of exercising control.

3. Borrow money except for temporary or emergency purposes and then only in an amount not exceeding 10% of the value of total assets (or with respect to the PBHG Mid-Cap Value Fund and the PBHG Small Cap Value Fund, 33 1/3 of the value of the total assets of each such Portfolio). This borrowing provision is included solely to facilitate the orderly sale of portfolio securities to accommodate substantial redemption requests if they should occur and is not for investment purposes. All borrowings in excess of 5% of the Portfolio's total assets will be repaid before making investments.

4. Make loans, except that each Portfolio, in accordance with that Portfolio's investment objectives and policies, may (i) purchase or hold debt instruments, and (ii) enter into repurchase agreements as described in the Portfolio's prospectus and this Statement of Additional Information. In addition, the PBHG Limited Fund, the PBHG Large Cap 20 Fund, the PBHG Large Cap Value Fund, the PBHG Mid-Cap Value Fund, the PBHG Small Cap Value Fund, the PBHG International Fund and the PBHG Strategic Small Company Fund may each lend its portfolio securities in an amount not exceeding one-third the value of its total assets.

5. Pledge, mortgage or hypothecate assets, except: (i) to secure temporary borrowings permitted by each Portfolio's limitation on permitted borrowings; or (ii) in connection with permitted transactions regarding options and futures contracts and, except for the PBHG Mid-Cap Value Fund and the PBHG Small Cap Value Fund, in aggregate amounts not to exceed 10% of total assets taken at current value at the time of the occurrence of such pledge, mortgage or hypothecation.

6. Purchase or sell real estate, real estate limited partnership interests, futures contracts, commodities or commodity contracts, except that this shall not prevent a Portfolio from: (i) investing in readily marketable securities of issuers which can invest in real estate or commodities, institutions that issue mortgages, or real estate investment trusts which deal in real estate or interests therein, pursuant to the Portfolio's investment objective and policies; and (ii) entering into futures contracts and options thereon that are listed on a national securities or commodities exchange where, as a result thereof, no more than 5% of the total assets for that Portfolio (taken at market value at the time of entering into the futures contracts) would be committed to margin deposits on such futures contracts and premiums paid for unexpired options on such futures contracts; provided that, in the case of an option that is "in-the-money" at the time of purchase, the "in-the-money" amount, as defined under the Commodity Futures Trading Commission regulations, may be excluded in computing the 5% limit. Each Portfolio (as a matter of operating policy) will utilize only listed futures contracts and options thereon.

7. Make short sales of securities, maintain a short position or purchase securities on margin, except that each Portfolio may: (i) obtain short-term credits as necessary for the clearance of security transactions; and (ii) establish margin accounts as may be necessary in connection with the Portfolio's use of options and futures contracts.

8. Act as an underwriter of securities of other issuers except as it may be deemed an underwriter in selling a portfolio security.

9. Purchase securities of other investment companies except as permitted by the 1940 Act and the rules and regulations thereunder.

10. Issue senior securities (as defined in the 1940 Act) except in connection with permitted borrowing money or pledging, mortgaging or hypothecating assets, as described in each Portfolio's limitation on borrowing money and each Portfolio's limitation on permitted borrowings and each Portfolio's limitation on pledging, mortgaging or hypothecating assets, or as permitted by rule, regulation or order of the SEC.

11. Invest in interests in oil, gas or other mineral exploration or development programs and, except for the PBHG Mid-Cap Value Fund and the PBHG Small Cap Value Fund, invest in oil, gas or mineral leases.

12. Purchase securities of any issuer (except securities issued or guaranteed by the United States, its agencies or instrumentalities and repurchase agreements involving such securities) if, as a result, more than 5% of the total assets of the Portfolio would be invested in the securities of such issuer.

    With the execution of the PBHG Cash Reserves Fund, this restriction applies to 75% of each Portfolio's total assets.

13. Purchase any securities which would cause 25% or more of the total assets of a Portfolio to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that this limitation does not apply to investments in obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities and repurchase agreements involving such securities. For purposes of this limitation, (i) utility companies will be divided according to their services, for example, gas distribution, gas transmission, electric and telephone will each be considered a separate industry, and (ii) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry. For purposes of this limitation, supranational organizations are deemed to be issuers conducting their principal business activities in the same industry.

Non-fundamental Policies

In addition to the foregoing, and the policies set forth in each Portfolio's Prospectus, each Portfolio has adopted additional investment restrictions which may be amended by the Board of Directors without a vote of shareholders.

PBHG Growth Fund

The PBHG Growth Fund may not:

1. Invest in the securities of foreign issuers if, at the time of acquisition, more than 15% of the value of the Portfolio's total assets would be invested in such securities.

2. Make short sales or purchase securities on margin; but it may obtain such short-term credits as are necessary for the clearance of purchases and sales of securities.

3. Purchase or hold the securities of an issuer if, at the time thereof, any such purchase or holding would cause more than 15% of the Portfolio's net assets to be invested in illiquid securities. This limitation does not include any Rule 144A security that has been determined by, or pursuant to procedures established by, the Board, based on trading markets for such security, to be liquid.

All Other Portfolios

Each of the other Portfolios may not:

1. Invest in illiquid securities in an amount exceeding, in the aggregate, 15% of its net assets. This limitation does not include any Rule 144A restricted security that has been determined by, or pursuant to procedures established by, the Board of Directors, based on trading markets for such security, to be liquid.

2. Purchase puts, calls, straddles, spreads, and any combination thereof, except to the extent permitted by the 1940 Act or the rules or regulations thereunder.

The foregoing percentages will apply at the time of each purchase of a security.

THE ADVISER

The Fund and Pilgrim Baxter & Associates, Ltd. have entered into an advisory agreement with respect to each Portfolio (the "Advisory Agreement"). The Advisory Agreement provides certain limitations on the Adviser's liability, but also provides that the Adviser shall not be protected against any liability to the Fund or each of its Portfolios or its shareholders by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard of its obligations or duties thereunder.

The Advisory Agreement obligates the Adviser to: (i) provide a program of continuous investment management for the Fund in accordance with the Fund's investment objectives, policies and limitations; (ii) make investment decisions for the Fund; and (iii) place orders to purchase and sell securities for the Fund, subject to the supervision of the Board of Directors. The Advisory Agreement provides that the Adviser is not responsible for other expenses of operating the Fund. (See the Prospectuses for a description of expenses borne by the Fund.)

For the fiscal years and periods ended March 31, 1995, 1996, and 1997 the Portfolios paid or waived the following advisory fees:

================================================================================================================================
                                    Fees Paid                                                   Fees Waived
                  -------------------------------------------------------- -----------------------------------------------------
Portfolio               1995               1996                 1997               1995              1996            1997
----------------- ----------------- -------------------- ------------------- ------------------ --------------- ----------------
PBHG Growth             $4,883,694         $15,198,342          $44,149,035         $0                $0              $0
----------------- ----------------- -------------------- ------------------- ------------------ --------------- ----------------
PBHG Emerging            $941,6061          $4,784,791          $10,774,907         $0                $0              $0
Growth+
----------------- ----------------- -------------------- ------------------- ------------------ --------------- ----------------
PBHG Large Cap            *                   $33,1612             $930,649          *                 $82,513        $0
Growth
----------------- ----------------- -------------------- ------------------- ------------------ --------------- ----------------
PBHG Select               *                  $461,5552           $4,101,441          *                $162,473        $0
Equity
----------------- ----------------- -------------------- ------------------- ------------------ --------------- ----------------
PBHG Core Growth          *                 ($10,712)3           $2,918,000          *                 $33,489        $0
----------------- ----------------- -------------------- ------------------- ------------------ --------------- ----------------
PBHG Limited              *                  *                  $1,415,9354          *                 *              $0
----------------- ----------------- -------------------- ------------------- ------------------ --------------- ----------------
PBHG Large Cap 20         *                  *                    $183,3355          *                 *              $0
----------------- ----------------- -------------------- ------------------- ------------------ --------------- ----------------
PBHG Large Cap            *                  *                     $32,0596          *                 *            $8,931
Value
----------------- ----------------- -------------------- ------------------- ------------------ --------------- ----------------
PBHG Mid-Cap              *                  *                    *                  *                 *               *
Value
----------------- ----------------- -------------------- ------------------- ------------------ --------------- ----------------
PBHG Small Cap            *                  *                    *                  *                 *               *
Value
----------------- ----------------- -------------------- ------------------- ------------------ --------------- ----------------
PBHG                      $98,1947             $25,795             $176,992           $12,025          $88,733        $0
International
----------------- ----------------- -------------------- ------------------- ------------------ --------------- ----------------
PBHG Cash                 *                   $66,0352             $678,965          *                 $99,136        $0
Reserves
----------------- ----------------- -------------------- ------------------- ------------------ --------------- ----------------
PBHG Technology           *                   $58,4908           $2,970,000          *                 $70,782        $0
& Communications
----------------- ----------------- -------------------- ------------------- ------------------ --------------- ----------------
PBHG Strategic            *                  *                    $153,8866          *                 *              $0
Small Company
================================================================================================================================

* Not in operation during the period.
+ The PBHG Emerging Growth Fund acquired the assets and assumed the liabilities of the Pilgrim Baxter Emerging Growth Fund on June 2, 1994. The PBHG Emerging Growth Fund retained the October 31 fiscal year of its predecessor only for fiscal 1994. The PBHG Emerging Growth Fund changed its fiscal year end to March 31 in 1995.
1 For the period from June 3, 1994 through March 31, 1995.
2 For the period from April 5, 1995 (commencement of operations) through March 31, 1996.

3 For the period from January 2, 1996 (commencement of operations) through March
  31, 1996.
4 For the period from July 1, 1996 (commencement of operations)
  through March 31, 1997.
5 For the period from December 1, 1996 (commencement of operations) through
  March 31, 1997.
6 For the period from January 2, 1997 (commencement of operations) through
  March 31, 1997.
7 For the period from June 14, 1994 (commencement of operations) through
  March 31, 1995.
8 For the period from October 2, 1995 (commencement of operations) through March 31, 1996.


In the interest of limiting the expenses of each Portfolio, the Adviser has entered into separate expense limitation agreements with the Fund ("Expense Limitation Agreement") with respect to the PBHG Class shares of the PBHG Core Growth Fund, the PBHG Limited Fund, the PBHG Large Cap 20 Fund, the PBHG Large Cap Value Fund, the PBHG Mid-Cap Value Fund, the PBHG Small Cap Value Fund, the PBHG International Fund and the PBHG Strategic Small Company Fund. Pursuant to each Expense Limitation Agreement the Adviser has agreed to waive or limit its advisory fees and to assume other expenses of the PBHG Class shares of each of the above referenced Portfolios to the extent necessary to limit the total annual operating expenses (expressed as a percentage of each Portfolio's average daily net assets) to 1.50% for all the Portfolios (except the PBHG International
Fund) and 2.25% for the PBHG International Fund. Reimbursement by the Portfolios of the advisory fees waived or limited and other expenses paid by the Adviser pursuant to the Expense Limitation Agreements may be made at a later date when the Portfolios have reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the PBHG Class shares of each Portfolio to exceed 1.50% (or 2.25% for the International Fund). Consequently, no reimbursement by a Portfolio will be made unless: (i) the Portfolio's assets exceed $75 million; (ii) the Portfolio's total annual expense ratio with respect to its PBHG Class shares and is less than 1.50% (or 2.25% for the International Fund); and (iii) the payment of such reimbursement was approved by the Board of Directors on a quarterly basis. In addition, the Adviser has voluntarily agreed (without entering expense limitation agreements) to waive its advisory fees and to assume other expenses in an amount that operates to limit the total expenses of the PBHG Class shares of each other Portfolio to 1.50%. Except as provided for in the Expense Limitation Agreement described above, reimbursement by each relevant Portfolio of amounts previously waived or assumed by the Adviser is not permitted.

With respect to the Advisor Class shares of each Portfolio, the Adviser has entered into a separate Expense Limitation Agreement with the Fund. Pursuant to such Expense Limitation Agreement the Adviser has agreed to waive or limit its advisory fees and to assume other expenses of the Advisor Class shares of each Portfolio to the extent necessary to limit the total operating expenses (exclusive of Rule 12b-1 expenses) to 1.50% of average daily net assets of each of the Portfolios (except the PBHG International Fund) and 2.25% of average daily net assets of the PBHG International Fund. Reimbursement by the Portfolios of the advisory fees waived or limited and other expenses paid by the Adviser pursuant to the Expense Limitation Agreement may be made at a later date when the Portfolios have reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense ratio (exclusive of Rule 12b-1 expenses) of the Advisor Class shares of each Portfolio to exceed 1.50% (or 2.25% for the International Fund). Consequently, no reimbursement by a Portfolio will be made unless: (i) the Portfolio's assets exceed $75 million; (ii) the Portfolio's total annual expense ratio (exclusive of Rule 12b-1 expenses) with respect to the Advisor Class shares is less than 1.50% (or 2.25% for the International Fund); and (iii) the payment of such reimbursement was approved by the Board of Directors on a quarterly basis.

The continuance of the Advisory Agreement after the first two years must be specifically approved at least annually (i) by the Fund's Board of Directors or by vote of a majority of the Fund's outstanding voting securities and (ii) by the affirmative vote of a majority of the directors who are not parties to the agreement or interested persons of any such party by votes cast in person at a meeting called for such purpose. The Advisory Agreement may be terminated (i) at any time without penalty by the Fund upon the vote of a majority of the directors or by vote of the majority of the Fund's outstanding voting securities upon 60 days' written notice to the Adviser or (ii) by the Adviser at any time without penalty upon 60 days' written notice to the Fund. The Advisory Agreement will also terminate automatically in the event of its assignment (as defined in the 1940 Act).

THE SUB-ADVISERS

Newbold's Asset Management, Inc.

The Fund, on behalf of PBHG Mid-Cap Value Fund, PBHG Large Cap Value Fund, PBHG Small Cap Value Fund and PBHG Strategic Small Company Fund, and the Adviser have entered into sub-advisory agreements ("Sub-Advisory Agreement") with Newbold's Asset Management, Inc. ("Newbold's"). Each Sub-Advisory Agreement provides certain limitations on Newbold's liability, but also provides that Newbold's shall not be protected against any liability to the Fund or its shareholders by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard of its obligations or duties thereunder.

Each Sub-Advisory Agreement obligates Newbold's to: (i) manage the investment operations of the relevant Portfolio and the composition of the Portfolio's investment portfolios, including the purchase, retention and disposition thereof in accordance with the Portfolio's investment objective, policies and limitation; (ii) provide supervision of the Portfolio's investments and to determine from time to time what investment and securities will be purchased, retained or sold by the Portfolio and what portion of the assets will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold by the Portfolio and will place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Portfolio's Prospectus or as the Board of Directors or the Adviser may direct from time to time, in conformity with federal securities laws.

The continuance of each Sub-Advisory Agreement after the first two years must be specifically approved at least annually (i) by the Fund's Board of Directors or by vote of a majority of the outstanding voting securities of the Portfolio and
(ii) by the affirmative vote of a majority of the Directors who are not parties to the agreement or interested persons of any such party by votes cast in person at a meeting called for such purpose. Each Sub-Advisory Agreement may be terminated (i) by the Fund, without the payment of any penalty, by the vote of a majority of the Directors of the Fund or by the vote of a majority of the outstanding voting securities of the relevant Portfolio, (ii) by the Adviser at any time, without the payment of any penalty, on not more than 60 days' nor less than 30 days' written notice to the other parties, or (iii) by Newbold's at any time, without the payment of any penalty, on 90 days' written notice to the other parties. Each Sub-Advisory Agreement will also terminate automatically in the event of its assignment (as defined in the 1940 Act).

Murray Johnstone International Ltd.

The Fund, on behalf of the PBHG International Fund, and the Adviser have entered into a sub-advisory agreement (the "Sub-Advisory Agreement") with Murray Johnstone International Ltd. ("Murray Johnstone"). The Sub-Advisory Agreement provides certain limitations on Murray Johnstone's liability, but also provides that Murray Johnstone shall not be protected against any liability to the Fund or its shareholders by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from a breach of fiduciary duty with respect to the receipt of compensation for services thereunder.

The Sub-Advisory Agreement obligates Murray Johnstone to: (i) manage the investment operations of the PBHG International Fund and the composition of the Portfolio's portfolio, including the purchase, retention and disposition thereof in accordance with the Portfolio's investment objectives, policies and limitations; (ii) provide supervision of the Portfolio's investments and determine from time to time what investments and securities will be purchased, retained or sold by the Portfolio, and what portion of the assets will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold by the Portfolio and will place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Portfolio's Prospectus or as the Board of Directors or the Adviser may direct from time to time, in conformity with federal securities laws.

The continuance of the Sub-Advisory Agreement after the first two years must be specifically approved at least annually (i) by the Fund's Board of Directors or by vote of a majority of the Fund's outstanding voting securities and (ii) by the affirmative vote of a majority of the Directors who are not parties to the agreement or interested persons of any such party by votes cast in person at a meeting called for such purpose. The Sub-Advisory Agreement may be terminated
(i) by the Portfolio at any time, without the payment of any penalty, by the vote of a majority of Directors of the Fund or by the vote of a majority of the outstanding voting securities of the Portfolio, (ii) by the Adviser at any time, without the payment of any penalty, on not more than 60 days' nor less than 30 days' written notice to the other parties, or (iii) by Murray Johnstone at any time, without the payment of any penalty, on 90 days' written notice to the other parties. The Sub-Advisory Agreement will also terminate automatically in the event of its assignment (as defined in the 1940 Act).

Wellington Management Company, LLP

The Fund, on behalf of the PBHG Cash Reserves Fund, and the Adviser have entered into a sub-advisory agreement (the "Sub-Advisory Agreement") with Wellington Management Company, LLP ("Wellington"). The Sub-Advisory Agreement provides certain limitations on Wellington's liability, but also provides that Wellington shall not be protected against any liability to the Portfolio or its shareholders by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from a breach of fiduciary duty with respect to the receipt of compensation for services thereunder.

The Sub-Advisory Agreement obligates Wellington to: (i) manage the investment operations of the PBHG Cash Reserves Fund and the composition of the Portfolio's portfolio, including the purchase, retention and disposition thereof in accordance with the Portfolio's investment objectives, policies and restrictions; (ii) provide supervision of the Portfolio's investments and determine from time to time what investments and securities will be purchased, retained or sold by the Portfolio, and what portion of the assets will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold by the Portfolio and will place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Portfolio's Registration Statement or as the Board of Directors or the Adviser may direct from time to time, in conformity with federal securities laws.

The Sub-Advisory Agreement will continue in effect for a period of more than two years from the date thereof only so long as continuance is specifically approved at least annually in conformance with the 1940 Act; provided, however, that this Agreement may be terminated with respect to the Fund (i) by the Fund at any time, without the payment of any penalty, by the vote of a majority of Directors of the Fund or by the vote of a majority of the outstanding voting securities of the Fund, (ii) by the Adviser at any time, without the payment of any penalty, on not more than 60 days' nor less than 30 days' written notice to the other parties, or (iii) by Wellington at any time, without the payment of any penalty, on 90 days' written notice to the other parties. The Sub-Advisory Agreement shall terminate automatically and immediately in the event of its assignment as defined in the 1940 Act.

THE ADMINISTRATOR AND SUB-ADMINISTRATOR

The Fund and PBHG Fund Services (the "Administrator") entered into the Administrative Services Agreement (the "Administrative Agreement") on July 1, 1996 pursuant to which the Administrator oversees the administration of the Fund's and each Portfolio's business and affairs, including services performed by various third parties. The Administrator, a wholly-owned subsidiary of the Adviser, was organized as a Pennsylvania business trust and has its principal place of business at 1255 Drummers Lane, Suite 300, Wayne, Pennsylvania 19087. The Administrator is entitled to a fee from the Fund, which is calculated daily and paid monthly at an annual rate of 0.15% of the average daily net assets of each Portfolio. The Administrative Agreement provides that the Administrator shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement shall remain in effect until December 31, 1998, and shall thereafter continue in successive periods of one year, unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Fund, the Administrator and SEI Fund Resources (the "Sub-Administrator") entered into the Sub-Administrative Services Agreement on July 1, 1996 pursuant to which the Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Fund. Prior to July 1, 1996, the Sub-Administrator served as the administrator of the Fund. The Sub-Administrator is an indirect wholly-owned subsidiary of SEI Investment Company ("SEI"). The Sub-Administrator was organized as a Delaware business trust, and has its principal business offices at One Freedom Valley Road, Oaks, Pennsylvania 19456. The Sub-Administrative Services Agreement provides that the Sub-Administrator shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. The Sub-Administrative Agreement shall remain in effect until December 31, 1998, and shall continue in successive periods of one year, unless terminated by either party upon not less than 90 days' prior written notice to the other party.

Under the Sub-Administrative Services Agreement, the Sub-Administrator is entitled to a fee from the Administrator, which is calculated daily and paid monthly, (i) an annual rate of 0.07.% of the average daily net assets of each Portfolio with respect to the first $2.5 billion of the total average daily net assets of the Fund and the PBHG Insurance Series Fund, Inc. taken together and
(ii) an annual rate of .025% of the average daily net assets of each Portfolio with respect to the total average daily net assets of the Fund in excess of $2.5 billion and the PBHG Insurance Series Fund, Inc. taken together.

For the fiscal years and periods ended March 31, 1995, 1996 and 1997 the Portfolios paid the following administration fees:



================================================================================================================================
                                             Fees Paid                                             Fees Waived
                            --------------------------------------------------  ------------------------------------------------
Portfolio                        1995              1996              1997++            1995            1996           1997
--------------------------- ---------------- ------------------ ----------------- ---------------- ------------- ---------------
PBHG Growth                   $1,200,047        $3,576,064         $8,325,330           $0              $0             $0
--------------------------- ---------------- ------------------ ----------------- ---------------- -------------- --------------

PBHG Emerging Growth+          $221,5541        $1,125,834         $2,026,934           $0              $0             $0
--------------------------- ---------------- ------------------ ----------------- ---------------- ------------- ---------------
PBHG Large Cap Growth              *             $69,8872           $194,580             *            $6,148           $0
--------------------------- ---------------- ------------------ ----------------- ---------------- ------------- ---------------
PBHG Select Equity                 *             $158,4222          $762,481             *            $6,148           $0
--------------------------- ---------------- ------------------ ----------------- ---------------- ------------- ---------------
PBHG Core Growth                   *             $12,0923           $527,363             *            $6,148           $0
--------------------------- ---------------- ------------------ ----------------- ---------------- ------------- ---------------
PBHG Limited                       *                 *             $212,3904             *              *              $0
--------------------------- ---------------- ------------------ ----------------- ---------------- ------------- ---------------
PBHG Large Cap 20                  *                 *              $32,3535             *              *              $0
--------------------------- ---------------- ------------------ ----------------- ---------------- ------------- ---------------
PBHG Large Cap Value               *                 *              $5,6586              *              *              $0
--------------------------- ---------------- ------------------ ----------------- ---------------- ------------- ---------------
PBHG Mid-Cap Value                 *                 *                 *                 *              *              *
--------------------------- ---------------- ------------------ ----------------- ---------------- ------------- ---------------
PBHG Small Cap Value               *                 *                 *                 *              *              *
--------------------------- ---------------- ------------------ ----------------- ---------------- ------------- ---------------
PBHG International             $59,3847           $74,949           $40,069             $0              $0             $0
--------------------------- ---------------- ------------------ ----------------- ---------------- ------------- ---------------
PBHG Cash Reserves                 *             $117,2042          $354,921             *            $6,148           $0
--------------------------- ---------------- ------------------ ----------------- ---------------- ------------- ---------------
PBHG Technology &                  *             $35,8988           $537,851             *            $6,148           $0
Communications
--------------------------- ---------------- ------------------ ----------------- ---------------- ------------- ---------------
PBHG Strategic Small               *                 *              $23,0836             *              *              $0
Company
================================================================================================================================


*  Not in operation during the period.
+ The PBHG Emerging Growth Fund acquired the assets and assumed the liabilities of the Pilgrim Baxter Emerging Growth Fund on June 1, 1994. The PBHG Emerging Growth Fund retained the October 31 fiscal year of its predecessor only for fiscal 1994. The PBHG Emerging Growth Fund changed its fiscal year end to March 31 in 1995.
++ From January 1, 1996 to June 30, 1996, SEI Fund Resources served as the Fund's Administrator. From July 1, 1996 to March 31, 1997, PBHG Fund Services served as the Fund's Administrator.
1 For the period from June 3, 1994 through March 31, 1995.
2 For the period from April 5, 1995 (commencement of operations) through March
  31, 1996.
3 For the period from January 2, 1996 (commencement of operations) through March
  31, 1996.
4 For the period from July 1, 1996 (commencement of operations) through March
  31, 1997.
5 For the period from December 1, 1996 (commencement of operations) through
  March 31, 1997.
6 For the period from January 1, 1997 (commencement of operations) through March
  31, 1997.
7 For the period from June 14, 1994 (commencement of operations) through March
  31, 1995.
8 For the period from October 2, 1995 (commencement of operations) through March 31, 1996.

THE DISTRIBUTOR

SEI Investments Distribution Co. (the "Distributor"), a wholly-owned subsidiary of SEI, and the Fund are parties to a distribution agreement (the "Distribution Agreement"). The Distributor is not entitled to receive any compensation for the distribution services it provides with respect to either class of shares.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Directors who are not interested persons and have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Fund upon not more than 60 days' written notice by either party or upon assignment by the Distributor.

The Fund has adopted a Service Plan pursuant to Rule 12b-1 under 1940 Act to enable the Advisor Class shares of each Portfolio to directly and indirectly bear certain expenses relating to the distribution of such Shares. Pursuant to such Service Plan, the Fund shall be entitled to pay to financial intermediaries, plan fiduciaries, and investment professionals ("Service Providers") a shareholder servicing fee at the aggregate annual rate of up to 0.25% of each Portfolio's average daily net assets attributable to Advisor Class shares. The shareholder servicing fee is intended to compensate Service Providers for providing to shareholders or the underlying beneficial owners of Advisor Class shares: (i) personal support services; (ii) distribution assistance and distribution support services; and (iii) account maintenance services. In addition, insurance companies or their affiliates may be paid a shareholder servicing fee described for providing similar services to variable annuity or variable life insurance contract holders ("Contract Holders") or their participants for which such insurance companies are not otherwise compensated by Contract Holders or participants.

The Distributor shall prepare and deliver written reports to the Board of Directors of the Fund on a regular basis (at least quarterly) setting forth the payments made to Service Providers pursuant to the Service Plan, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board of Directors may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator or Adviser may benefit through increased fees from an increase in the net assets of the Fund which may have resulted in part from the expenditures, no interested person of the Fund nor any Director of the Fund who is not an interested person of the Fund had a direct or indirect financial interest in the operation of the Plan or any related agreement.

No compensation was paid to the Distributor for distribution services for the fiscal years ended March 31, 1995, March 31, 1996 and March 31, 1997. For the fiscal year ended March 31, 1997, $8,871 was paid to Service Providers pursuant to the Service Plan for the Advisor Class shares of the PBHG Growth Fund.

DIRECTORS AND OFFICERS OF THE FUND

The management and affairs of the Fund are supervised by the Directors under the laws of the State of Maryland. The Directors and executive officers of the Fund and the principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. The age of each Director and officer is indicated in the parenthesis.

JOHN R. BARTHOLDSON (51) - Director - Triumph Group Holdings, Inc. (manufacturing), 1255 Drummers Lane, Suite 200, Wayne, PA 19087-1590. Director, PBHG Insurance Series Fund, Inc. (investment company) since 1997. Chief Financial Officer and Director, The Triumph Group Holdings, Inc. since 1992. Senior Vice President and Chief Financial Officer, Lukens, Inc., 1978-1992.

HAROLD J. BAXTER (50)* - Director - Chairman, Chief Executive Officer and Director, the Adviser, 1255 Drummers Lane, Suite 300, Wayne, PA 19087-1590. Director, PBHG Insurance Series Fund, Inc. (investment company) since 1997. Trustee, the Administrator since May 1996 and Chief Executive Officer, Newbold's Asset Management, Inc., 950 Haverford Road, Bryn Mawr, PA 19010, since June 1996.

JETTIE M. EDWARDS (50) - Director - Syrus Associates, 76 Seaview Drive, Santa Barbara, California 93108. Consultant, Syrus Associates since 1986. Director, PBHG Insurance Series Fund, Inc. (investment company) since 1997. Trustee, Provident Investment Counsel Trust (investment company) since 1992 and EQ Advisors Trust (investment company) since March 1997.

ALBERT A. MILLER (63) - Director - 7 Jennifer Drive, Holmdel, New Jersey 07733. Merchandise executive, Cherry and Webb Stores since 1996. Principal and Treasurer, JK Equipment Exporters since 1995. Director, PBHG Insurance Series Fund, Inc. (investment company) since 1997. Advisor and Secretary, The Underwoman Shoppes Inc. (retail clothing stores) since 1980. Merchandising Group Vice President, R.H. Macy & Co. 1958-1995 (retired).GARY L. PILGRIM (56) - President - President, Chief Investment Officer, Treasurer and Director, the Adviser since 1982. Trustee, the Administrator since May 1996. President, PBHG Insurance Series Fund, Inc. (investment company) since 1997. Director, Newbold's since June 1996.

SANDRA K. ORLOW (43) - Vice President, Assistant Secretary - Vice President and Assistant Secretary of SEI, the Sub-Administrator and the Distributor since 1983. Vice President and Assistant Secretary, PBHG Insurance Series Fund, Inc. (investment company) since 1997.

KEVIN P. ROBINS (36) - Vice President, Assistant Secretary - Senior Vice President, Secretary and General Counsel of SEI, the Sub-Administrator and the Distributor since 1994. Vice President and Assistant Secretary of SEI, the Sub-Administrator and the Distributor since 1992. Vice President and Assistant Secretary, PBHG Insurance Series Fund, Inc. (investment company) since 1997. Associate, Morgan, Lewis & Bockius LLP (law firm), 1988-1992.


_________________
* Mr. Baxter is a Director who may be deemed to be an "interested person" of the Fund as that term is defined in the 1940 Act.

KATHRYN L. STANTON (38) - Vice President, Assistant Secretary - Vice President, Assistant Secretary of SEI, the Sub-Administrator and the Distributor since 1994. Vice President and Assistant Secretary, PBHG Insurance Series Fund, Inc. (investment company) since 1997. Associate, Morgan, Lewis & Bockius LLP (law firm), 1989-1994.

TODD CIPPERMAN (31) - Vice President, Assistant Secretary - Vice President, Assistant Secretary of SEI, the Sub-Administrator and the Distributor since 1995. Vice President and Assistant Secretary, PBHG Insurance Series Fund, Inc. (investment company) since 1997. Associate, Dewey Ballantine (law firm) 1994-1995, Associate, Winston & Strawn (law firm) 1991-1994.

BARBARA A. NUGENT (40) - Vice President, Assistant Secretary - Vice President and Assistant Secretary, SEI since April 1996. Vice President and Assistant Secretary, PBHG Insurance Series Fund, Inc. (investment company) since 1997. Associate, Drinker, Biddle & Reath (law firm), 1994-1996. Assistant Vice President, Delaware Service Company, Inc. (transfer agent), 1988-1993.

STEPHEN G. MEYER (31) - Treasurer, Chief Financial Officer and Controller - Vice President and Chief Financial Officer, SEI since November 1996. Vice President and Controller - Director of Internal Audit and Risk Management at SEI, 1992-1996. Chief Financial Officer and Controller, PBHG Insurance Series Fund, Inc. (investment company) since 1997.

MICHAEL J. HARRINGTON (28) - Vice President - Director of Fund Services, the Adviser since 1994. Secretary, the Administrator since May 1996. Account Manager, SEI, 1991-1994. Assistant Vice President, PBHG Insurance Series Fund, Inc. (investment company) since 1997.

LEE T. CUMMINGS (33) - Vice President - Director of Mutual Fund Operations, the Adviser since 1996. Treasurer, the Administrator since May 1996. Vice President, PBHG Insurance Series Fund, Inc. (investment company) since 1997. Investment Accounting Officer, Delaware Group of Funds, 1994-1996. Vice President, Fund/Plan Services, Inc., 1992-1994.

BRIAN F. BEREZNAK (35) - Vice President - Trustee and President, the Administrator since May 1996, Chief Operating Officer, the Adviser from 1989 through December 31, 1996. Director, Newbold's since June 1996. Vice President and Assistant Secretary, PBHG Insurance Series Fund, Inc. (investment company) since 1997.

JOHN M. ZERR (35) - Vice President and Secretary - General Counsel and Secretary, the Adviser since November 1996. Vice President, PBHG Insurance Series Fund, Inc. (investment company) since 1997. Vice President and Assistant Secretary, Delaware Management Company, Inc. and the Delaware Group of Funds, 1995-1996. Associate, Ballard Spahr Andrews & Ingersoll (law firm), 1987-1995.

DARLENE DEREMER (41) - Vice President - President, DeRemer Associates (financial consulting), 155 South Street, Wrentham, MA 02093 since 1987. Vice President, PBHG Insurance Series Fund, Inc. (investment company) since 1997.

As of the date of this Statement of Additional Information, the Directors and officers of the Fund as a group owned less than 1% of the outstanding shares of both classes of shares of each Portfolio.

Each current Director of the Fund who is not an "interested person" of the Fund received the following compensation during the fiscal year ending March 31, 1997:


====================================================================================================================
     Name of Person,             Aggregate            Pension or             Estimated         Total Compensation
         Position            Compensation From        Retirement          Annual Benefits      from the Fund and
                                 The Fund*         Benefits Accrued       Upon Retirement      Fund Complex Paid
                                                    as Part of Fund                              to Directors*
                                                       Expenses
--------------------------- -------------------- ---------------------- -------------------- -----------------------
John R. Bartholdson,              $19,333                 N/A                   N/A          $22,333 for services
Director                                                                                     on two Boards
--------------------------- -------------------- ---------------------- -------------------- -----------------------
Harold J. Baxter,
Director**                          $0                    N/A                   N/A                    $0
--------------------------- -------------------- ---------------------- -------------------- -----------------------
Jettie M. Edwards,
Director                          $19,333                 N/A                   N/A          $22,333 for services
                                                                                             on two Boards
--------------------------- -------------------- ---------------------- -------------------- -----------------------
Albert A. Miller,
Director                          $19,333                 N/A                   N/A          $22,333 for services
                                                                                             on two Boards
====================================================================================================================

-----------------
* The Fund and Fund Complex are expected to pay in the aggregate approximately $47,000 to each Director who is not an "interested person" of the Registrant for the fiscal year ending March 31, 1998.

** Mr. Baxter is a Director who may be deemed to be an "interested person" of the Fund, as that term is defined in the 1940 Act, and consequently will be receiving no compensation from the Fund.


Each Director is expected to receive $30,500 for services to the Fund for the fiscal year ending March 31, 1998.

COMPUTATION OF YIELD

From time to time the PBHG Cash Reserves Fund may advertise its "current yield" and "effective compound yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the PBHG Cash Reserves Fund refers to the income generated by an investment in the PBHG Cash Reserves Fund over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the PBHG Cash Reserves Fund is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment.

The current yield of the PBHG Cash Reserves Fund will be calculated daily based upon the seven days ending on the date of calculation ("base period"). The yield is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing shareholder account having a balance of one share at the beginning of the period, subtracting a hypothetical charge reflecting deductions from shareholder accounts, and dividing such net change by the value of the account at the beginning of the same period to obtain the base period return and multiplying the result by (365/7). Realized and unrealized gains and losses are not included in the calculation of the yield. The effective compound yield of the PBHG Cash Reserves Fund is determined by computing the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one share at the beginning of the period, subtracting a hypothetical charge reflecting deductions from shareholder accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield = ((Base Period Return + 1) 365/7) - 1. The current and the effective yields reflect the reinvestment of net income earned daily on portfolio assets.

The yield of the PBHG Cash Reserves Fund fluctuates, and the annualization of a week's dividend is not a representation by the Fund as to what an investment in the PBHG Cash Reserves Fund will actually yield in the future. Actual yields will depend on such variables as asset quality, average asset maturity, the type of instruments the PBHG Cash Reserves Fund invests in, changes in interest rates on money market instruments, changes in the expenses of the PBHG Cash Reserves Fund and other factors.

Yields are one basis upon which investors may compare the PBHG Cash Reserves Fund with other money market funds; however, yields of other money market funds and other investment vehicles may not be comparable because of the factors set forth above and differences in the methods used in valuing portfolio instruments.

For the 7-day period ended March 31, 1997, the yield for the PBHG Cash Reserves Fund was 5.10% and the 7-day effective yield was 4.99%.

CALCULATION OF TOTAL RETURN

From time to time, each of the Portfolios may advertise its total returns. The total return refers to the average compounded rate of return to a hypothetical investment for designated time periods (including, but not limited to, the period from which the Portfolio commenced operations through the specified date), assuming that the entire investment is redeemed at the end of each period. In particular, total return will be calculated according to the following formula: P (1 + T)n = ERV, where P = a hypothetical initial payment of $1,000; T = average annual total return; n = number of years; and ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the designated time period as of the end of such period.

Based on the foregoing, the average annual total returns for each of the Portfolios (other than the Cash Reserves Fund) from its inception through March 31, 1997 and for the one, five and ten year periods ended March 31, 1997, and the aggregate total returns for the Portfolios since inception, were as follows:


============================================================================================================================
                                                                                                               Aggregate
                                                       Average Annual Total Return                            Total Return
                               ----------------------------------------------------------------------------- ---------------
                                                                                                Since            Since
Portfolio                          One Year           Five Year            Ten Year           Inception        Inception
------------------------------ ------------------ ------------------- ------------------- ------------------ ---------------
PBHG Growth1                        -16.76%             21.54%              15.02%             18.58%           583.75%
------------------------------ ------------------ ------------------- ------------------- ------------------ ---------------
PBHG Emerging Growth2               -13.71%               *                   *                24.08%           126.72%
------------------------------ ------------------ ------------------- ------------------- ------------------ ---------------
PBHG Large Cap Growth3              - 1.77%               *                   *                21.49%            47.27%
------------------------------ ------------------ ------------------- ------------------- ------------------ ---------------
PBHG Select Equity4                 - 6.49%               *                   *                28.48%            64.61%
------------------------------ ------------------ ------------------- ------------------- ------------------ ---------------
PBHG Core Growth5                   -12.52%               *                   *                 2.70%             3.40%
------------------------------ ------------------ ------------------- ------------------- ------------------ ---------------
PBHG Limited6                          *                  *                   *               -9.15%**           -9.15%
------------------------------ ------------------ ------------------- ------------------- ------------------ ---------------
PBHG Large Cap 207                     *                  *                   *               -7.40%**           -7.40%
------------------------------ ------------------ ------------------- ------------------- ------------------ ---------------
PBHG Large Cap Value8                  *                  *                   *                1.10%**           1.10%
------------------------------ ------------------ ------------------- ------------------- ------------------ ---------------
PBHG Mid-Cap Value                     *                  *                   *                   *                *
------------------------------ ------------------ ------------------- ------------------- ------------------ ---------------
PBHG Small Cap Value                   *                  *                   *                   *                *
------------------------------ ------------------ ------------------- ------------------- ------------------ ---------------
PBHG International9                  6.73%                *                   *                 4.49%            13.06%
------------------------------ ------------------ ------------------- ------------------- ------------------ ---------------
PBHG Technology &                   19.59%                *                   *
Communications10                                                                               30.52%            49.27%
------------------------------ ------------------ ------------------- ------------------- ------------------ ---------------
PBHG Strategic Small                   *                  *                   *
Company11                                                                                     -11.40%**         -11.40%
============================================================================================================================


 *  Not in operation during the period.
 ** Not annualized since each Portfolio has been in operations for less than ten months.
 1 The PBHG Growth Fund commenced operations on December 19, 1985. The Advisor Class shares of this Portfolio commenced operations on August 19, 1996.
 2 The PBHG Emerging Growth Fund commenced operations with its predecessor on June 15, 1993.
 3  The PBHG Large Cap Growth Fund commenced operations on April 5, 1995.
 4  The PBHG Select Equity Fund commenced operations on April 5, 1995.
 5  The PBHG Core Growth Fund commenced operations on January 2, 1996.
 6  The PBHG Limited Fund commenced operations on July 1, 1996.
 7  The PBHG Large Cap 20 Fund commenced operations on December 1, 1996.
 8  The PBHG Large Cap Value Fund commenced operations on January 1, 1997.
 9  The PBHG International Fund commenced operations on June 14, 1994.
10 The PBHG Technology & Growth Fund commenced operations on October 2, 1995. 11 The PBHG Strategic Small Company Fund commenced operations on January 1,
    1997.


Quotations of total return, which are not annualized, represent historical earnings and asset value fluctuations. Total return is based on past performance and is not a guarantee of future results.

PURCHASE AND REDEMPTION OF SHARES

Purchases and redemptions may be made on any day on which the New York Stock Exchange is open for business. Currently, the following holidays are observed by the Fund: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Shares of the Portfolios are offered on a continuous basis.

It is currently the Fund's policy to pay all redemptions in cash. The Fund retains the right, however, to alter this policy to provide for redemptions in whole or in part by a distribution in-kind of securities held by the Portfolios in lieu of cash. Shareholders may incur brokerage charges on the sale of any such securities so received in payment of redemptions.

The Fund reserves the right to suspend the right of redemption and/or to postpone the date of payment upon redemption for any period on which trading on the New York Stock Exchange is restricted, or during the existence of an emergency (as determined by the SEC by rule or regulation) as a result of which disposal or valuation of a Portfolio's securities is not reasonably practicable, or for such other periods as the SEC has by order permitted. The Fund also reserves the right to suspend sales of shares of a Portfolio for any period during which the New York Stock Exchange, the Adviser, the Administrator, Sub-Administrator, the Transfer Agent and/or the Custodian are not open for business.

DETERMINATION OF NET ASSET VALUE

The securities of each Portfolio are valued by the Sub-Administrator. The Administrator will use an independent pricing service to obtain valuations of securities. The pricing service relies primarily on prices of actual market transactions as well as trade quotations. The procedures of the pricing service and its valuations are reviewed by the officers of the Fund under the general supervision of the Directors.

Portfolio securities listed on an exchange or quoted on a national market system are valued at the last sales price. Other securities are quoted at the mean between the most recent bid and asked prices. In the event a listed security is traded on more than one exchange, it is valued at the last sale price on the exchange on which it is principally traded. If there are no transactions in a security during the day, it is valued at the most recent bid price. However, debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations are valued at amortized cost. Securities for which market quotations are not readily available and other assets held by the Fund, if any, are valued at their fair value as determined in good faith by the Board of Directors.

The net asset value per share of the PBHG Cash Reserves Fund is calculated by adding the value of securities and other assets, subtracting liabilities and dividing by the number of outstanding shares. Securities will be valued by the amortized cost method which involves valuing a security at its cost on the date of purchase and thereafter (absent unusual circumstances) assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuations in general market rates of interest on the value of the instrument. While this method provides certainty in valuation, it may result in periods during which a security's value, as determined by this method, is higher or lower than the price the Fund would receive if it sold the instrument. During periods of declining interest rates, the daily yield of the PBHG Cash Reserves Fund may tend to be higher than a like computation made by a company with identical investments utilizing a method of valuation based upon market prices and estimates of market prices for all of its portfolio securities. Thus, if the use of amortized cost by the PBHG Cash Reserves Fund resulted in a lower aggregate portfolio value on a particular day, a prospective investor in the PBHG Cash Reserves Fund would be able to obtain a somewhat higher yield than would result from investment in a company utilizing solely market values, and existing investors in the Portfolio would experience a lower yield. The converse would apply in a period of rising interest rates.

The use of amortized cost valuation by the PBHG Cash Reserves Fund and the maintenance of the Portfolio's net asset value at $1.00 are permitted by regulations set forth in Rule 2a-7 under the 1940 Act, provided that certain conditions are met. Under Rule 2a-7 as amended, a money market portfolio must maintain a dollar-weighted average maturity in the Fund of 90 days or less and not purchase any instrument having a remaining maturity of more than 397 days. In addition, money market funds may acquire only U.S. dollar denominated obligations that present minimal credit risks and that are "eligible securities" which means they are (i) rated, at the time of investment, by at least two nationally recognized security rating organizations (one if it is the only organization rating such obligation) in the highest short-term rating category or, if unrated, determined to be of comparable quality (a "first tier security"), or (ii) rated according to the foregoing criteria in the second highest short-term rating category or, if unrated, determined to be of comparable quality ("second tier security"). The Adviser will determine that an obligation presents minimal credit risks or that unrated instruments are of comparable quality in accordance with guidelines established by the Directors. The Directors must approve or ratify the purchase of any unrated securities or securities rated by only one rating organization. In addition, investments in second tier securities are subject to the further constraints that (i) no more than 5% of a Portfolio's assets may be invested in such securities in the aggregate, and (ii) any investment in such securities of one issuer is limited to the greater of 1% of the Portfolio's total assets or $1 million. The regulations also require the Directors to establish procedures which are reasonably designed to stabilize the net asset value per share at $1.00 for the Portfolio. However, there is no assurance that the Fund will be able to meet this objective. The Fund's procedures include the determination of the extent of deviation, if any, of the Portfolio's current net asset value per unit calculated using available market quotations from the Portfolio's amortized cost price per share at such intervals as the Directors deem appropriate and reasonable in light of market conditions and periodic reviews of the amount of the deviation and the methods used to calculate such deviation. In the event that such deviation exceeds 1/2 of 1%, the Directors are required to consider promptly what action, if any, should be initiated. If the Directors believe that the extent of any deviation may result in material dilution or other unfair results to shareholders, the Directors are required to take such corrective action as they deem appropriate to eliminate or reduce such dilution or unfair results to the extent reasonably practicable. In addition, if any Portfolio incurs a significant loss or liability, the Directors have the authority to reduce pro rata the number of shares of that Portfolio in each shareholder's account and to offset each shareholder's pro rata portion of such loss or liability from the shareholder's accrued but unpaid dividends or from future dividends.

TAXES

The following is only a summary of certain income tax considerations generally affecting the Portfolio and its shareholders, and is not intended as a substitute for careful tax planning. Shareholders are urged to consult their tax advisors with specific reference to their own tax situations, including their state and local income tax liabilities.

Federal Income Tax

The following discussion of federal income tax consequences is based on the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations issued thereunder as in effect on the date of this Statement of Additional Information. New legislation, as well as administrative changes or court decisions, may significantly change the conclusions expressed herein, and may have a retroactive effect with respect to the transactions contemplated herein.

Each Portfolio intends to qualify as a "regulated investment company" ("RIC") as defined under Subchapter M of the Code. By maintaining its qualifications as a RIC, each Portfolio intends to eliminate or reduce to a nominal amount the federal taxes to which it may be subject.

In order to qualify for treatment as a RIC under the Code, a Portfolio must distribute annually to its shareholders at least the sum of 90% of its net interest income excludable from gross income plus 90% of its investment company taxable income (generally, net investment income plus net short-term capital gain) ("Distribution Requirement") and also must meet several additional requirements. Among these requirements are the following: (i) at least 90% of the Portfolio's gross income each taxable year must be derived from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock or securities, or certain other income; (ii) the Portfolio must derive less than 30% of its gross income each taxable year from the sale or other disposition of stocks or securities held for less than three months; (iii) at the close of each quarter of the Portfolio's taxable year, at least 50% of the value of its total assets must be represented by cash and cash items, U.S. Government securities, securities of other RICs and other securities, with such other securities limited, in respect to any one issuer, to an amount that does not exceed 5% of the value of the Portfolio's assets and that does not represent more than 10% of the outstanding voting securities of such issuer; and (iv) at the close of each quarter of the Portfolio's taxable year, not more than 25% of the value of its assets may be invested in securities (other than U.S. Government securities or the securities of other RICs) of any one issuer or of two or more issuers which are engaged in the same, similar or related trades or businesses if the Portfolio owns at least 20% of the voting power of such issuers.

Notwithstanding the Distribution Requirement described above, which requires only that a Portfolio distribute at least 90% of its annual investment company taxable income and does not require any minimum distribution of net capital gain (the excess of net long-term capital gain over net short-term capital loss), the Portfolio will be subject to a nondeductible 4% federal excise tax to the extent it fails to distribute by the end of any calendar year 98% of its ordinary income for that year and 98% of its capital gain net income (the excess of short- and long-term capital gains over short- and long-term capital losses) for the one-year period ending on October 31 of that calendar year, plus certain other amounts.

In certain cases, a Portfolio will be required to withhold, and remit to the U.S. Treasury, 31% of any distributions paid to a shareholder who (i) has failed to provide a correct taxpayer identification number, (ii) is subject to backup withholding by the Internal Revenue Service, or (iii) has not certified to the Portfolio that such shareholder is not subject to backup withholding.

If a Portfolio fails to qualify as a RIC for any taxable year, it will be taxable at regular corporate rates on its net investment income and net capital gain without any deductions for amounts distributed to shareholders. In such an event, all distributions (including capital gains distributions) will be taxable as ordinary dividends to the extent of that Portfolio's current and accumulated earnings and profits and such distributions will generally be eligible for the corporate dividends-received deduction.

State Taxes

Distributions by a Portfolio to shareholders and the ownership of shares may be subject to state and local taxes.

Foreign Taxes

Dividends and interest received by the PBHG International Fund may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions that would reduce the yield on the Portfolio's securities. Tax conventions between certain countries and the United States may reduce or eliminate these taxes. Foreign countries generally do not impose taxes on capital gains with respect to investments by foreign investors. If the PBHG International Fund meets the Distribution Requirement and if more than 50% of the value of the Portfolio's total assets at the close of its taxable year consists of securities of foreign corporations, the Portfolio will be eligible to file an election with the Internal Revenue Service that will enable Shareholders, in effect, to receive the benefit of the foreign tax credit with respect to any foreign and U.S. possessions income taxes paid by the Portfolio. Pursuant to the election, the Portfolio will treat those taxes as dividends paid to its Shareholders. Each Shareholder will be required to include a proportionate share of those taxes in gross income as income received from a foreign source and must treat the amount so included as if the Shareholder had paid the foreign tax directly. The Shareholder may then either deduct the taxes deemed paid by him or her in computing his or her taxable income or, alternatively, use the foregoing information in calculating the foreign tax credit against the Shareholder's federal income tax. If the Portfolio makes the election, it will report annually to its Shareholders the respective amounts per share of the Portfolio's income from sources within, and taxes paid to, foreign countries and U.S. possessions.

The PBHG International Fund's transactions in foreign currencies and forward foreign currency contracts will be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the Portfolio (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Portfolio and defer Portfolio losses. These rules could therefore affect character, amount and timing of distributions to shareholders. These provisions also may require the Portfolio to mark-to-market certain types of the positions in its portfolio (i.e., treat them as if they were closed out) which may cause the Portfolio to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the

90% and 98% distribution requirements for avoiding income and excise taxes. The Portfolio will monitor its transactions, will make the appropriate tax elections, and will make the appropriate entries in its books and records when it acquires any foreign currency, option, futures contract, forward contract, or hedged investment in order to mitigate the effect of these rules and prevent disqualification of the Portfolio as a regulated investment company and minimize the imposition of income and excise taxes.

PORTFOLIO TRANSACTIONS

The Adviser or Sub-Advisers are authorized to select brokers and dealers to effect securities transactions for the Portfolios. The Adviser or Sub-Advisers will seek to obtain the most favorable net results by taking into account various factors, including price, commission, if any, size of the transactions and difficulty of executions, the firm's general execution and operational facilities and the firm's risk in positioning the securities involved. While the Adviser or Sub-Advisers generally seek reasonably competitive spreads or commissions, the Fund will not necessarily be paying the lowest spread or commission available. The Adviser or Sub-Advisers seek to select brokers or dealers that offer the Portfolios best price and execution or other services which are of benefit to the Portfolios. Certain brokers or dealers assist their clients in the purchase of shares from the Distributor and charge a fee for this service in addition to a Portfolio's public offering price. In the case of securities traded in the over-the-counter market, the Adviser or Sub-Advisers expect normally to seek to select primary market makers.

The Adviser or Sub-Advisers may, consistent with the interests of the Portfolios, select brokers on the basis of the research services they provide to the Adviser or Sub-Advisers. Such services may include analyses of the business or prospects of a company, industry or economic sector, or statistical and pricing services. Information so received by the Adviser will be in addition to and not in lieu of the services required to be performed by the Adviser under the Advisory Agreement. If, in the judgment of the Adviser or Sub-Adviser, a Portfolio or other accounts managed by the Adviser or Sub-Adviser will be benefitted by supplemental research services, the Adviser or Sub-Advisers are authorized to pay brokerage commissions to a broker furnishing such services which are in excess of commissions which another broker may have charged for effecting the same transaction. These research services include advice, either directly or through publications or writings, as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; furnishing of analyses and reports concerning issuers, securities or industries; providing information on economic factors and trends; assisting in determining portfolio strategy; providing computer software used in security analyses; and providing portfolio performance evaluation and technical market analyses. The expenses of the Adviser or Sub-Advisers will not necessarily be reduced as a result of the receipt of such information, and such services may not be used exclusively, or at all, with respect to the Portfolio or account generating the brokerage, and there can be no guarantee that the Adviser or Sub-Advisers will find all of such services of value in advising the Portfolios.

It is expected that the Portfolios may execute brokerage or other agency transactions through the Distributor, which is a registered broker-dealer, for a commission in conformity with the 1940 Act, the Securities Exchange Act of 1934, as amended, and rules promulgated by the SEC. Under these provisions, the Distributor is permitted to receive and retain compensation for effecting portfolio transactions for the Portfolios on an exchange if a written contract is in effect between the Distributor and the Portfolio expressly permitting the Distributor to receive and retain such compensation. These rules further require that commissions paid to the Distributor by the Portfolio for exchange transactions not exceed "usual and customary" brokerage commissions. The rules define "usual and customary" commissions to include amounts which are "reasonable and fair compared to the commission, fee or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time." In addition, the Adviser or Sub-Advisers may direct commission business to one or more designated broker-dealers, including the Distributor, in connection with such broker-dealer's payment of certain of the Portfolio's or the Fund's expenses. In addition, the Adviser or Sub-Adviser may place orders for the purchase or sale of Portfolio securities with qualified broker-dealers that refer prospective shareholders to the Portfolios. The Directors, including those who are not "interested persons" of the Fund, have adopted procedures for evaluating the reasonableness of commissions paid to the Distributor and will review these procedures periodically.

Consistent with the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD") and subject to seeking best execution and such other policies as the Board of Directors may determine, the Advisers may consider sales of the Portfolio's shares as a factor in the selection of broker-dealers to execute portfolio transactions for the Portfolio.

The Fund's Board of Directors has adopted a Code of Ethics governing personal trading by persons who manage, or who have access to trading activity by the Portfolio. The Code of Ethics allows trades to be made in securities that may be held by the Portfolio, however, it prohibits a person from taking advantage of Portfolio trades or from acting on inside information.

For the fiscal year and periods ended March 31, 1997, 1996, and 1995, the Portfolios paid brokerage fees as follows:



======================================================================================================================
                                                                                                      Percent of
                                                                                   Total Amount     Total Amount
                                                                                   of Brokerage     of Brokerage
                               Total Amount    Total Amount      Total Amount       Commissions      Commissions
                               of Brokerage    of Brokerage      of Brokerage       Paid to the      Paid to the
                                Commissions     Commissions       Commissions       Distributor      Distributor
Fund                           Paid in 1997    Paid in 1996      Paid in 1995         in 1997++        in 1997
----------------------------------------------------------------------------------------------------------------------
PBHG Growth                  $4,696,917       $1,546,204         $802,803           $262,068         6%
---------------------------- ---------------- ------------------ ------------------ ---------------- -----------------
PBHG Emerging Growth+        $408,039         $702,027           $101,2351          $107,839         26%
---------------------------- ---------------- ------------------ ------------------ ---------------- -----------------
PBHG Large Cap Growth        $138,111         $50,9072           *                  $6,768           5%
---------------------------- ---------------- ------------------ ------------------ ---------------- -----------------
PBHG Select Equity           $329,054         $204,4852          *                  $21,840          7%
---------------------------- ---------------- ------------------ ------------------ ---------------- -----------------
PBHG Core Growth             $306,218         $21,3343           *                  $17,609          6%
---------------------------- ---------------- ------------------ ------------------ ---------------- -----------------
PBHG Limited Fund            $80,6024         *                  *                  $23,147          29%
---------------------------- ---------------- ------------------ ------------------ ---------------- -----------------
PBHG Large Cap 20            $67,1225         *                  *                  $3,003           4%
---------------------------- ---------------- ------------------ ------------------ ---------------- -----------------
PBHG Large Cap Value         $40,1286         *                  *                  $428             1%
---------------------------- ---------------- ------------------ ------------------ ---------------- -----------------
PBHG Mid-Cap Value           *                *                  *                  *                *
---------------------------- ---------------- ------------------ ------------------ ---------------- -----------------
PBHG Small Cap Value         *                *                  *                  *                *
---------------------------- ---------------- ------------------ ------------------ ---------------- -----------------
PBHG International           $110,586         $152,429           $87,6587           $0               0%
---------------------------- ---------------- ------------------ ------------------ ---------------- -----------------
PBHG Cash Reserves           $0               $02                *                  $0               0%
---------------------------- ---------------- ------------------ ------------------ ---------------- -----------------
PBHG Technology &            $646,233         $39,5598           *                  $24,434          4%
Communications
---------------------------- ---------------- ------------------ ------------------ ---------------- -----------------
PBHG Strategic Small         $162,6176        *                  *                  $1,516           9%
Company
======================================================================================================================



*  Not in operation during the period.
+ The PBHG Emerging Growth Fund acquired the assets and assumed the liabilities of the Pilgrim Baxter Emerging Growth Fund on June 1, 1994. The PBHG Emerging Growth Fund retained the October 31 fiscal year of its predecessor only for fiscal 1994. The PBHG Emerging Growth Fund changed its fiscal year end to March 31 in 1995.
 ++ These commissions were paid to the Distributor in connection with repurchase agreement transactions.
1 For the period from June 3, 1994 through March 31, 1995.
2 For the period from April 5, 1995 (commencement of operations) through March
  31, 1996.
3 For the period from January 2, 1996 (commencement of operations) through March
  31, 1996.
4 For the period from July 1, 1996 (commencement of operations) through March
  31, 1997.
5 For the period from December 1, 1996 (commencement of operations) through
  March 31, 1997.
6 For the period from January 2, 1997 (commencement of operations) through March
  31, 1997.
7 For the period from June 14, 1994 (commencement of operations) through March
  31, 1995.
8 For the period from October 2, 1995 (commencement of operations) through March
  31, 1996.

Consistent with the Rules of Fair Practice of the NASD and subject to seeking best execution and such other policies as the Board of Directors may determine, the Adviser may consider sales of Fund shares as a factor in the selection of dealers to execute portfolio transactions for the Fund.

DESCRIPTION OF SHARES


The Fund is authorized to issue additional shares of each Portfolio and to create additional portfolios of the Fund. Each share of a Portfolio represents an equal proportionate interest in that Portfolio with each other share. Shares are entitled upon liquidation to a pro rata share in the net assets of the Portfolio available for distribution to shareholders. Shareholders have no preemptive rights. All consideration received by the Fund for shares of any Portfolio and all assets in which such consideration is invested would belong to that Portfolio and would be subject to the liabilities related thereto.

5% AND 25% SHAREHOLDERS


As of July 15, 1997, the following persons were the only persons who were record owners (or to the knowledge of the Fund, beneficial owners) of 5% or more of the shares of the Portfolios. The Fund believes that most of the shares referred to below were held by the persons indicated in accounts for their fiduciary, agency or custodial clients.

                       PBHG Core Growth Fund - PBHG Class

Charles Schwab & Co., Inc.                                21.14%
Mutual Fund Department
101 Montgomery Street
San Francisco, CA  94104-4122

National Financial Services Corp.                         14.76%
P.O. Box 3908
Church Street Station
New York, NY  10008-3908

                     PBHG Emerging Growth Fund - PBHG Class

Charles Schwab & Co. Inc.                                 22.05%
Mutual Fund Department
101 Montgomery Street
San Francisco, CA  94104-4122

National Financial Services Corp.                         14.16%
P.O. Box 3909
Church Street Station
New York, New York  10008-3908

                          PBHG Growth Fund - PBHG Class

Charles Schwab & Co. Inc.                                 22.91%
Mutual Fund Department
101 Montgomery Street
San Francisco, CA  94104-4122

National Financial Services Corp.                          9.47%
P.O. 3908
Church Street Station
New York, New York  10008-3908

Fidelity Investments Institutional                         5.11%
Operations Co. as Agent for certain
Employee Benefit Plans
100 Magellan Way
Covington, KY 41015-1987

                        PBHG Growth Fund - Advisor Class


The Travelers Insurance Company                             41.97%
ATTN: Roger Ferland
1 Tower Square
Hartford, CT  06183-9001

Sisters of Mercy                                            11.59%
2300 Adeline Drive
Burlingame, CA  94010-5599

Fleet National Bank TTEE                                     5.85%
FBO Davies Medical Pen
ATTN:  00033733800
P.O. Box 92800
Rochester, NY  14692-8900

Fleet National Bank                                          5.10%
FBO Continental Homes
ATTN:  0004958770
P.O. Box 92800
Rochester, NY  14692-8900

Chase Manhattan Bank                                        20.81%
General Cable Savings Plan
Resource Plan
ATTN:  Mary Makebov
770 Broadwal, Fl. 10
New York, NY  10003-9522

                     PBHG Large Cap Growth Fund - PBHG Class

Charles Schwab & Co. Inc.                                   24.74%
Mutual Fund Department
101 Montgomery Street
San Francisco, CA  94104-4122

National Financial Services Corp                            16.35%
P.O. Box 3908
Church Street Station
New York, NY 10008-3908

                         PBHG Limited Fund - PBHG Class


Charles Schwab & Co., Inc.                                   9.33%
Mutual Fund Department
101 Montgomery Street
San Francisco, CA  94104-4122

Northern Trust TR                                           10.77%
FBO J. Paul Getty Trust
P.O. Box 92956
Chicago, IL  60675-2956

                       PBHG Large Cap 20 Fund - PBHG Class

Charles Schwab & Co., Inc.                                  19.79%
Mutual Fund Department
101 Montgomery Street
San Francisco, CA  94104-4122

National Financial Services Corp.                           12.42%
P.O. Box 3908
Church Street Station
New York, NY  10008-3908

                      PBHG Select Equity Fund - PBHG Class

Charles Schwab & Co. Inc.                                   19.79%
Mutual Fund Department
101 Montgomery Street
San Francisco, CA  94104-4122

National Financial Services Corp.                           12.42%
P.O. Box 3908
Church Street Station
New York, NY 10008-3908

                     PBHG Large Cap Value Fund - PBHG Class


CENCO                                                      52.51%
Mutual Fund Department
c/o Compass Bank
P.O. Box 10566
Birmingham, AL 35296-0001

                         PBHG Mid-Cap Value - PBHG Class

National Financial Services Corp.                          15.94%
P.O. Box 3908
Church Street Station
New York, NY  10008-3908
Charles Schwab & Co, Inc.                                   6.49%

Charles Schwab & Co., Inc.                                 10.30%
Reinvest Account
Attn: Mutual Fund Department
101 Montgomery Street
San Francisco, CA 94104-4122

Donaldson Lufkin Jenrette                                  10.12%
Transfer Dept., 5th Floor
P.O. Box 2052
Jersey City, NJ  07303-2052

                        PBHG Small Cap Value - PBHG Class


National Financial Services Corp.                           17.08%
P.O. Box 3906
Church Street Station
New York, NY  10008-3908

Charles Schwab & Co., Inc.                                  13.33%
Mutual Fund Department
101 Montgomery Street
San Francisco, CA  94104-4122

Donaldson Lufkin & Jenrette                                 22.37%
Transfer Dept., 5th Floor
P.O. Box 2O52
Jersey City, NJ  07303-2052

                      PBHG International Fund - PBHG Class

Charles Schwab & Co., Inc.                                  12.39%
Mutual Fund Department
101 Montgomery Street
San Francisco, CA  94104-4122

National Financial Services Corp.                            8.69%
P.O. Box 3908
Church Street Station
New York, NY  10008-3908

FTC & Co.                                                    5.85%
Attn: Datalynx #024
P.O. Box 173736
Denver, CO 80217-3736

                        PBHG Strategic Small Company Fund

Charles Schwab & Co., Inc.                                  16.88%
Mutual Fund Department
101 Montgomery Street
San Francisco, CA  94104-4122

National Financial Services Corp.                           18.41%
P.O. Box 3908
Church Street Station
New York, NY  10008-3908

               PBHG Technology & Communications Fund - PBHG Class

Charles Schwab & Co., Inc.                                  28.77%
Mutual Fund Department
101 Montgomery Street
San Francisco, CA  94104-4122

National Financial Services Corp.                           16.61%
P.O. Box 3908
Church Street Station
New York, NY  10008-3908

                      PBHG Cash Reserves Fund - PBHG Class

Harold J. Baxter &                                           6.11%
Christine E. Baxter JTTEN
1054 S. Leopard Road

Berwyn, PA  19312-2027
Pilgrim Baxter Partners II LP                               21.77%
1255 Drummers Lane, Suite 300
Wayne, PA  19087-1565


FINANCIAL STATEMENTS

Coopers & Lybrand L.L.P. located at 2400 Eleven Penn Center, Philadelphia, Pennsylvania, serves as the independent accountants for the Fund. Coopers & Lybrand L.L.P. provides audit services, tax return preparation and assistance and consultation in connection with review of SEC filings.

The audited financial statements for the fiscal year ended March 31, 1997 and the report of the independent accountants for that year are included in the Fund's Annual Report to Shareholders dated March 31, 1997. The Annual Report, except for pages one through ten thereof, is incorporated herein by reference and made a part of this document. These financial statements have been audited by Coopers & Lybrand L.L.P. and have been included in the Prospectus and incorporated by reference into the Statement of Additional Information in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting.

                                                                   Appendix II


                                 Pro Forma Schedule of Investments
                                           June 30, 1997
                                            (Unaudited)


            Shares                                                                  Market Value
--------------------------------                                      ---------------------------------------
Newbold's  PBHG Large                                                 Newbold's      PBHG Large
 Equity    Cap Value   Pro Forma                                        Equity       Cap Value      Pro Forma
Portfolio     Fund     Combining   Security                           Portfolio         Fund        Combining

                                   COMMON STOCKS-96.4%
                                   BASIC MATERIALS-5.4%

 2,700       5,800       8,500     ALUMINUM COMPANY AMERICA        $  203,512     $  437,175    $    640,687

             9,000       9,000     JAMES RIVER CORP. VA                              333,000         333,000

 5,200      22,500      27,700     LTV                                 74,100        320,625         394,725

 2,800      10,200      13,000     REYNOLDS METALS                    199,500        726,750         926,250

 2,200       9,100      11,300     ROHM & HAAS                        198,137        819,568       1,017,705

 1,200      10,700      11,900     UNION CAMP                          60,000        535,000         595,000
                                                                                                ------------
                                                                                                   3,907,367
                                                                                                ------------
                                   CAPITAL GOODS - 12.6%

10,400      36,900      47,300     AGCO                               373,750        1,326,093     1,699,843

 7,500      20,600      28,100     CASE                               516,562        1,418,825     1,935,387

            24,500      24,500     DURCO INTERNATIONAL                                 716,625       716,625

 8,300      38,200      46,500     ELSAG BAILEY PROCESS AUTO*         152,513          701,925       854,438

11,000      47,100      58,100     HARNISCHFEGER INDUSTRIES           456,500        1,954,650     2,411,150

 2,000      21,600      23,600     PARKER HANNIFIN                    121,375        1,310,850     1,432,225
                                                                                                ------------
                                                                                                   9,049,668
                                                                                                ------------

                                   COMMUNICATIONS SERVICES - 4.5%

 7,800      23,400      31,200     GTE                                342,225        1,026,675     1,368,900

 7,000      24,000      31,000     NYNEX                              403,375        1,383,000     1,786,375
                                                                                                ------------
                                                                                                   3,155,275
                                                                                                ------------
                                   CONSUMER CYCLICAL - 8.1%

 2,700      13,000      15,700     BORG-WARNER AUTOMOTIVE             145,969        702,812         848,781

11,600      10,000      21,600     BUDGET GROUP*                      400,200        345,000         745,200

            15,200      15,200     CLAIRE'S STORES                                   266,000         266,000

 7,800      33,400      41,200     DILLARDS, CLASS A                  270,075      1,156,475       1,426,550

 4,900      20,900      25,800     ELECTRONIC DATA SYSTEMS            200,900        856,900       1,057,800

 4,000      14,000      18,000     HERTZ CLASS A                      144,000        504,000         648,000

 5,000      15,700      20,700     NINE WEST GROUP*                   190,938        599,543         790,481
                                                                                                ------------
                                                                                                   5,782,812
                                                                                                ------------

                                 Pro Forma Schedule of Investments
                                           June 30, 1997
                                            (Unaudited)


            Shares                                                                  Market Value
--------------------------------                                      ---------------------------------------
Newbold's  PBHG Large                                                 Newbold's      PBHG Large
 Equity    Cap Value   Pro Forma                                        Equity       Cap Value      Pro Forma
Portfolio     Fund     Combining   Security                           Portfolio         Fund        Combining


                                   CONSUMER STAPLES - 3.6%

 4,800      14,100      18,900     AMERICAN STORES                       237,000        696,188         933,188

11,100      39,900      51,000     RJR NABISCO HOLDING*                  366,300      1,316,700       1,683,000
                                                                                                   ------------
                                                                                                      2,616,188
                                                                                                   ------------
                                   DIVERSIFIED COMPANIES - 1.5%

             7,500       7,500     FLUOR                                                413,905         413,905

 1,400       5,500       6,900     LOEWS                                 140,175        550,687         690,862
                                                                                                   ------------
                                                                                                      1,104,767
                                                                                                   ------------
                                   ENERGY - 13.9%

 3,750      11,600      15,350     AMOCO                                 326,016      1,008,475       1,334,491

 3,081                   3,081     DUKE ENERGY                           147,694                        147,694

 5,000      14,200      19,200     MOBIL                                 349,375        992,225       1,341,600

 7,300      40,200      47,500     NOBLE DRILLING                        164,706        907,013       1,071,719

 8,100      35,100      43,200     READING AND BATES                     216,675        938,925       1,155,600

 6,500      27,200      33,700     REPSOL S.A. SPONSORED ADR             275,844      1,154,300       1,430,144

 1,800       7,800       9,600     TEXACO                                195,750        848,250       1,044,000

13,800      22,800      36,600     TRANSCANADA PIPELINES                 277,725        458,850         736,575

10,200      48,100      58,300     USX-MARATHON GROUP                    294,525      1,388,888       1,683,413
                                                                                                   ------------
                                                                                                      9,945,236
                                                                                                   ------------
                                   FINANCE - 30.5%

 3,900      18,400      22,300     ALLSTATE                              284,700      1,343,200       1,627,900

 3,600      15,700      19,300     BANC ONE                              174,375        760,469         934,844

 4,200      17,000      21,200     BANKBOSTON                            302,663      1,225,063       1,527,726

 4,000      15,000      19,000     CHASE MANHATTAN NEW                   388,250      1,455,938       1,844,188

 2,600      10,200      12,800     EQUITABLE OF IOWA                     145,600        571,200         716,800

 4,800      29,200      34,000     EQUITY RESIDENTIAL PROPERTIES TRUST   228,000      1,387,000       1,615,000

 4,600      15,400      20,000     FIRST UNION                           425,500      1,424,500       1,850,000

 6,300      20,400      26,700     FLEET FINANCIAL                       398,475      1,290,300       1,688,775

 4,900      17,600      22,500     HARTFORD FINANCIAL SERVICES*          405,475      1,456,400       1,861,875

 5,000      22,100      27,100     MEDITRUST                             199,375        879,856       1,079,231

 5,000      16,400      21,400     NATIONSBANK                           322,500      1,057,800       1,380,300

            30,000      30,000     NATIONWIDE FINANCIAL SERVICES*                       796,875         796,875

                                 Pro Forma Schedule of Investments
                                           June 30, 1997
                                            (Unaudited)


            Shares                                                                  Market Value
--------------------------------                                      ---------------------------------------
Newbold's  PBHG Large                                                 Newbold's      PBHG Large
 Equity    Cap Value   Pro Forma                                        Equity       Cap Value      Pro Forma
Portfolio     Fund     Combining   Security                           Portfolio         Fund        Combining

            22,300      22,300     NATIONWIDE HEALTH PROPERTIES                        490,600          490,600

            22,200      22,200     PENNCORP FINANCIAL GROUP                            854,700          854,700

9,100       39,400      48,500     SIMON DEBARTOLO GROUP              291,200        1,260,800        1,552,000

6,000       27,300      33,300     TRAVELERS                          378,375        1,721,606        2,099,981
                                                                                                   ------------
                                                                                                     21,920,795
                                                                                                   ------------
                                   HEALTHCARE - 5.6%

4,600       17,000      21,600     AETNA                              470,925        1,740,375        2,211,300

1,700        7,800       9,500     COLUMBIA/HCA HEALTHCARE             66,831          306,638          373,469

            24,000      24,000     FOUNDATION HEALTH SYSTEMS*                          727,500          727,500

            31,400      31,400     MEDPARTNERS*                                        679,025          679,025
                                                                                                   ------------
                                                                                                      3,991,294
                                                                                                   ------------
                                   TECHNOLOGY - 6.3%

3,900       19,600      23,500     AVNET                              224,250        1,127,000        1,351,250

3,800       15,700      19,500     IBM                                342,713        1,415,944        1,758,657

3,700       14,100      17,800     XEROX                              291,838        1,112,138        1,403,976
                                                                                                   ------------
                                                                                                      4,513,883
                                                                                                   ------------
                                   TRANSPORTATION - 4.4%

2,700       11,300      14,000     BURLINGTON NORTHERN SANTA FE       242,662        1,015,588        1,258,250

1,400        6,400       7,800     DELTA AIRLINES                     114,800          524,800          639,600

9,600       40,200      49,800     SOUTHWEST AIRLINES                 248,400        1,040,175        1,288,575
                                                                                                   ------------
                                                                                                      3,186,425
                                                                                                   ------------
                                   TOTAL COMMON STOCKS

                                   (COST $64,389,633)              13,392,323       55,781,387       69,173,710
                                                                 ------------     ------------     ------------

                                 Pro Forma Schedule of Investments
                                           June 30, 1997
                                            (Unaudited)


            Shares                                                                  Market Value
--------------------------------                                      ---------------------------------------
Newbold's  PBHG Large                                                 Newbold's      PBHG Large
 Equity    Cap Value   Pro Forma                                        Equity       Cap Value      Pro Forma
Portfolio     Fund     Combining   Security                           Portfolio         Fund        Combining

          Face Amount              SHORT-TERM INVESTMENTS-0.8%
--------------------------------
$ 290,000              $ 290,000  REPURCHASE AGREEMENT**                   290,000                       290,000

           $ 297,796   $ 297,796  REPURCHASE AGREEMENT                                     297,796       297,796

                                  TOTAL SHORT-TERM INVESTMENTS
                                    (COST $587,796)                                                      587,796
                                                                                                    ------------
                                  TOTAL INVESTMENTS - 97.2%
                                  (COST $64,977,429)                    13,682,323      56,079,183    69,761,506
                                  OTHER ASSETS LESS LIABILITIES-2.8%        32,162       1,969,004     2,001,166
                                                                      ------------    ------------  ------------
                                  TOTAL NET ASSETS - 100.0%           $ 13,714,485    $ 58,048,187  $ 71,762,672
                                                                      ============    ============  ============


            See accompanying notes to Pro Forma Financial Statements


*   Non-income producing security.

** Collateral: J.P. Morgan 6.05%, dated 06/30/97, matures 07/01/97, repurchase price $297.845 (collateralized by GNMA obligation, total par value $300,993, 7.50%, 06/15/97: total market value $303,762).

Pro Forma Combining Statements of Assets and Liabilities
June 30, 1997
(Unaudited)

                                                    Newbold's     PBHG Large
                                                      Equity       Cap Value    Pro Forma
                                                    Portfolio        Fund       Combining
                                                    ---------        ----       ---------
Assets:
Investments, at market value                        $13,682,323   $56,079,183   $69,761,506
  (cost $11,133,596 - Newbold's Equity Portfolio;
  $53,843,833 - PBHG Large Cap Value Fund)
Cash                                                        643        10,560        11,203
Receivables for:
  Fund shares sold                                         --       1,177,902     1,177,902
  Dividends and interest                                 27,197        48,440        75,637
  Investments sold                                         --         751,191       751,191
Other assets                                             15,819          --          15,819
                                                    -----------   -----------   -----------
  Total Assets                                       13,725,982    58,067,276    71,793,258
                                                    -----------   -----------   -----------
Liabilities:
Accrued expenses                                         11,497        19,089        30,586
                                                    -----------   -----------   -----------
  Total Liabilities                                      11,497        19,089        30,586
                                                    -----------   -----------   -----------
Net assets applicable to shares outstanding         $13,714,485   $58,048,187   $71,762,672
                                                    ===========   ===========   ===========
Shares outstanding, $0.001 par value per share        1,072,665     5,020,871     6,207,245(1)
  Net asset value, Offering and Redemption
    Price Per Share                                 $     12.79   $     11.56   $     11.56
                                                    ===========   ===========   ===========

(1) Reflects the issuance of 1,186,374 shares of the PBHG Large Cap Value Fund in exchange for the net assets of the Newbold's Equity Portfolio.

            See accompanying notes to Pro Forma Financial Statements

Pro Forma Combining Statements of Operations
For the Six Months Ended June 30, 1997
(Unaudited)

                                             Newbold's      PBHG Large
                                               Equity        Cap Value                    Pro Forma
                                             Portfolio         Fund       Adjustments     Combining
                                             ---------         ----       -----------     ---------
Investment income:
Dividends                                   $   176,198    $   203,040    $      --      $   379,238
Interest                                          5,165         49,862           --           55,027
                                            -----------    -----------    -----------    -----------
  Total investment income                       181,363        252,902           --          434,265
                                            -----------    -----------    -----------    -----------
Expenses:
Investment advisory fees                         34,810         78,301         18,058        131,169
Waiver of investment advisory fees              (34,810)        (8,931)       (36,191)       (79,932)
Reimbursement of other expenses                 (36,191)          --           36,191              0
Administrative fees                              46,457         15,369        (36,073)        25,753
Transfer agent fees                                --           35,860            183         36,043
Registration and filing fees                     18,630         11,004           --           29,634
Professional fees                                13,568          1,519        (13,568)         1,519
Custodian fees                                     --            5,108           --            5,108
Directors'/Trustees' fees                           836            121           (836)           121
Other                                            19,360          5,652           --           25,012
                                            ===========    ===========    ===========    ===========
  Total expenses                                 62,660        144,003        (32,236)       174,427
                                            ===========    ===========    ===========    ===========
Net investment income                           118,703        108,899         32,236        259,838
                                            ===========    ===========    ===========    ===========
Realized and unrealized gain on
investments:
Net realized gain from security
transactions                                  1,591,039        335,583           --        1,926,622
Net change in unrealized appreciation on
investments                                     566,491      2,235,350           --        2,801,841
                                            ===========    ===========    ===========    ===========
  Net realized and unrealized gain on
  investments                                 2,157,530      2,570,933           --        4,728,463
                                            ===========    ===========    ===========    ===========

Net increase in net assets resulting from
operations                                  $ 2,276,233    $ 2,679,832    $    32,236    $ 4,988,301
                                            ===========    ===========    ===========    ===========


            See accompanying notes to Pro Forma Financial Statements

                            PBHG Large Cap Value Fund
                  UAM Funds Trust - Newbold's Equity Portfolio

                Notes to Pro Forma Combining Financial Statements
                                  June 30, 1997
                                   (Unaudited)


Note 1 - Basis of Pro Forma Presentation

The pro forma financial statements and the accompanying pro forma schedule of investments give effect to the proposed acquisition of the assets of UAM Funds Trust - Newbold's Equity Portfolio ("Newbold's Portfolio") by PBHG Large Cap Value Fund accounted for as a tax-free reorganization. The acquisition would be accomplished by an exchange of shares of PBHG Large Cap Value Fund for the net assets of the Newbold's Portfolio and the distribution of PBHG Large Cap Value Fund shares to Newbold's Portfolio shareholders. Under generally accepted accounting principles, The PBHG Large Cap Value Fund will be the surviving entity for accounting purposes with historical cost of investment securities and results of operations being carried forward. If the acquisition were to have taken place at June 30, 1997, Newbold's Portfolio shareholders would have received 1,186,374 shares of PBHG Large Cap Value Fund stock.

Note 2 - Pro Forma Adjustments

Pro forma adjustments have been made to reflect the expenses of the combined entities.

Note 3 - Investment Advisory Fees

Effective May 1, 1997, the Board of Directors of The PBHG Funds, Inc. approved a reduction in the amount of the advisory fee paid to Pilgrim Baxter & Associates, Ltd. (the Adviser). The Adviser's fee was lowered from 0.85% per annum to 0.65% per annum of the average daily net assets of the PBHG Large Cap Value Fund. The Pro Forma Combining Statements of Operations reflects these advisory fees for the periods indicated.

PART C.  OTHER INFORMATION

Item 15. Indemnification

         Pursuant to Section 2-418 of the Maryland General Corporations Law,
Article 7.4 of Registrant's Articles of Incorporation, as amended and supplemented, provides as follows:

         7.4 Indemnification. The Corporation, including its successors and assigns, shall indemnify its directors and officers and make advance payment of related expenses to the fullest extent permitted, and in accordance with the procedures required, by the General Laws of the State of Maryland and the Investment Company Act of 1940. The By-Laws may provide that the Corporation shall indemnify its employees and/or agents in any manner and within such limits as permitted by applicable law. Such indemnification shall be in addition to any other right or claim to which any director, officer, employee or agent may otherwise be entitled. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or employee benefit plan, against any liability (including, with respect to employee benefit plans, excise taxes) asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the Corporation would have had the power to indemnify against such liability. The rights provided to any person by this Article 7.4 shall be enforceable against the Corporation by such person who shall be presumed to have relied upon such rights in serving or continuing to serve in the capacities indicated herein. No amendment of these Articles of Incorporation shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

         In addition, Article VI of Registrant's By-Laws provides as follows:

Article VI: Indemnification

         The Corporation shall indemnify (a) its Directors and officers whether serving the Corporation or at its request any other entity, to the full extent required or permitted by (i) Maryland law now or hereafter in force, including the advance of expenses under the procedures and to the full extent permitted by law, and (ii) the Investment Company Act of 1940, as amended, and (b) other employees and agents to such extent as shall be authorized by the Board of Directors and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such resolutions or contracts implementing such provisions nor such further indemnification arrangements as may be permitted by law.

         Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         To the extent that the Articles of Incorporation, By-Laws or any other instrument pursuant to which the Registrant is organized or administered indemnify any director or officer of the Registrant, or that any contract or agreement indemnifies any person who undertakes to act as investment adviser or principal underwriter to the Registrant, any such provision protecting or purporting to protect such persons against any liability to the Registrant or its security holders to which he would otherwise by subject by reason or willful misfeasance, bad faith, or gross negligence, in the performance of his duties, or by reason of his contract or agreement, will be interpreted and enforced in a manner consistent with the provisions of Sections 17(h) and (i) of the Investment Company Act of 1940, as amended, and Release No. IC-11330 issued thereunder.

Item 16.       Exhibits.

1(a)           Certificate of Incorporation(1)

1(b)           Certificate of Amendment dated October 28, 1985(2)

1(c)           Certificate of Amendment to Certificate of Incorporation(3)

1(d) Agreement and Articles of Merger of PBHG Growth Fund, Inc., a Maryland corporation(4)

1(e)           Articles of Incorporation of The PBHG Funds, Inc.(4)

1(f) Articles of Amendment to the Articles of Incorporation of The PBHG Funds, Inc., dated November 12, 1993(5)

1(g) Articles of Amendment to the Articles of Incorporation of The PBHG Funds, Inc. dated May 5, 1994(6)

1(h) Articles of Amendment of the Articles of Incorporation of The PBHG Funds, Inc. dated December 28, 1995(9)

1(i) Articles Supplementary to the Articles of Incorporation of The PBHG Funds, Inc. dated May 25, 1994(6)

1(j) Articles Supplementary to the Articles of Incorporation of The PBHG Funds, Inc. dated December 5, 1994(7)

1(k) Articles Supplementary to the Articles of Incorporation of The PBHG Funds, Inc. dated December 9, 1994(7)

1(l) Articles Supplementary to the Articles of Incorporation of The PBHG Funds, Inc. dated August 21, 1995(13)

1(m) Articles Supplementary to the Articles of Incorporation of The PBHG Funds, Inc. dated December 28, 1995(9)


409136.002(B&F)                       C-2                              07/24/97

1(n) Articles Supplementary to the Articles of Incorporation of The PBHG Funds, Inc. dated December 28, 1995(9)

1(o) Articles Supplementary to the Articles of Incorporation of The PBHG Funds, Inc. dated May 20, 1996(10)

1(p) Articles Supplementary to the Articles of Incorporation of The PBHG Funds, Inc. dated July 1, 1996(10)

1(q) Articles Supplementary to the Articles of Incorporation of The PBHG Funds, Inc. dated September 6, 1996(10)

1(r) Articles Supplementary to the Articles of Incorporation of The PBHG Funds, Inc. dated October 2, 1996(11)

1(s) Articles Supplementary to the Articles of Incorporation of The PBHG Funds, Inc. dated January 31, 1997(12)

1(t) Articles of Amendment to the Articles of Incorporation of The PBHG Funds, Inc. dated June 30, 1997.

2              By-Laws(4)

3              Voting trust agreement - none

4 Agreement and Plan of Reorganization, filed herewith as Exhibit A to the Combined Proxy Statement and Prospectus.

5              Specimen copy of stock certificate(1)

6(a) Investment Advisory Agreement dated April 28, 1995 and Schedule A dated April 1, 1997(13)

6(b) Investment Sub-Advisory Agreement between and among The PBHG Funds, Inc., on behalf of the PBHG Cash Reserves Fund, Pilgrim Baxter & Associates, Ltd. and Wellington Management Company dated April 4, 1995(9)

6(c) Investment Sub-Advisory Agreement between and among The PBHG Funds, Inc., on behalf of the International Fund, Pilgrim Baxter & Associates, Ltd. and Murray Johnstone International Limited dated June 30, 1995(9)

6(d) Investment Sub-Advisory Agreement between and among The PBHG Funds, Inc., on behalf of PBHG Large Cap Value Fund, Pilgrim Baxter & Associates, Ltd. and Newbold's Asset Management, Inc. dated December 16, 1996 (as revised effective May 1, 1997)(13)

6(e) Investment Sub-Advisory Agreement between and among The PBHG Funds, Inc., on behalf of PBHG Strategic Small Company Fund, Pilgrim Baxter & Associates, Ltd. and Newbold's Asset Management, Inc. dated December 16, 1996(12)


409136.002(B&F)                       C-3                              07/24/97

6(f)) Investment Sub-Advisory Agreement between and among The PBHG Funds, Inc., on behalf of PBHG Mid-Cap Value Fund, Pilgrim Baxter & Associates, Ltd. and Newbold's Asset Management, Inc. dated April 1, 1997(13)

6(g) Investment Sub-Advisory Agreement between and among The PBHG Funds, Inc., on behalf of PBHG Small Cap Value Fund, Pilgrim Baxter & Associates, Ltd. and Newbold's Asset Management, Inc. dated April 1, 1997(13)

7 Distribution Agreement between The PBHG Funds, Inc. and SEI Financial Services Company dated July 1, 1996 and Schedule A dated April 1, 1997(13)

8              None.

9(a) Custodian Agreement between The PBHG Funds, Inc., on behalf of the International Fund, and The Northern Trust Company(13)

9(b) Custodian Agreement between The PBHG Funds, Inc. and CoreStates Bank, N.A. dated as of October 17, 1996, and Schedule A dated April 1, 1997(13)

10             Plan pursuant to Rule 12b-1 with respect to Trust Class Shares(8)

11 Opinion of Ballard Spahr Andrews & Ingersoll and consent to its use is filed herewith as Exhibit 11

12 Opinion of counsel as to tax matters and consequences to shareholders (including consent of such firm).
               [to be filed by amendment]

13(a) Transfer Agency Agreement between Registrant and Supervised Service Company dated December 16, 1993(5)

13(b)          Administrative Services Agreement between The PBHG Funds, Inc.
               and PBHG Fund Services dated July 1, 1996 and Exhibit A dated April 1, 1997(13)

13(c) Sub-Administrative Services Agreement between The PBHG Funds, Inc. and SEI Fund Resources dated July 1, 1996 and Schedule A dated April 1, 1997(13)

13(d) Expense Limitation Agreement between The PBHG Funds, Inc. on behalf of PBHG Core Growth Fund and Pilgrim Baxter & Associates, Ltd. dated September 24, 1996(11)

13(e) Expense Limitation Agreement between The PBHG Funds, Inc. on behalf of PBHG Limited Fund and Pilgrim Baxter & Associates, Ltd. dated September 24, 1996(11)

13(f) Expense Limitation Agreement between The PBHG Funds, Inc. on behalf of PBHG Large Cap 20 Fund and Pilgrim Baxter & Associates, Ltd. dated November 24, 1996(12)


409136.002(B&F)                       C-4                              07/24/97

13(g) Expense Limitation Agreement between The PBHG Funds, Inc. on behalf of PBHG Large Cap Value Fund and Pilgrim Baxter & Associates, Ltd. dated December 16, 1996(12)

13(h) Expense Limitation Agreement between The PBHG Funds, Inc. on behalf of PBHG Strategic Small Company Fund and Pilgrim Baxter & Associates, Ltd. dated December 16, 1996(12)

13(i) Expense Limitation Agreement between The PBHG Funds, Inc. on behalf of PBHG International Fund and Pilgrim Baxter & Associates, Ltd. dated March 6, 1997(13)

13(j) Expense Limitation Agreement between The PBHG Funds, Inc. on behalf of PBHG Mid-Cap Value Fund and Pilgrim Baxter & Associates, Ltd. dated April 1, 1997(13)

13(k) Expense Limitation Agreement between The PBHG Funds, Inc. on behalf of PBHG Small Cap Value Fund and Pilgrim Baxter & Associates, Ltd. dated April 1, 1997(13)

14(a)          Consent of Coopers & Lybrand, LLP

14(b)          Consent of Price Waterhouse, LLP

15             None.

16             Power of Attorney(10).

17(a)          Form of Proxy.

17(b) Copy of Registrant's Declaration under Rule 24f-2 is filed herewith electronically as Exhibit 17(b).

17(c) Prospectus of Newbold's Equity Portfolio, dated July 10, 1997, is filed herewith electronically as Exhibit 17(c).

17(d) The Annual Report to Shareholders of The PBHG Funds, Inc. dated March 31, 1997, is filed herewith electronically as Exhibit 17(d).

17(e) The Annual Report to Shareholders of Newbold's Equity Portfolio dated April 30, 1997, is filed herewith electronically as Exhibit 17(e).

----------
Key to Exhibit Reference Numbers


----------

 (1) Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-1A (File No. 2-99810).

 (2) Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement on Form N-1A (File No. 2-99810).


409136.002(B&F)                       C-5                              07/24/97

 (3) Incorporated herein by reference to Post-Effective Amendment No. 6 to Registrant's Registration Statement on Form N-1A (File No. 2-99810).

 (4) Incorporated herein by reference to Post-Effective Amendment No. 11 to Registrant's Registration Statement on Form N-1A (File No. 2-99810).

 (5) Incorporated herein by reference to Post-Effective Amendment No. 12 to Registrant's Registration Statement on Form N-1A (File No. 2-99810).

 (6) Incorporated herein by reference to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-1A (File No. 2-99810).

 (7) Incorporated herein by reference to Post-Effective Amendment No. 14 to Registrant's Registration Statement on Form N-1A (File No. 2-99810).

 (8) Incorporated herein by reference to Post-Effective Amendment No. 21 to Registrant's Registration Statement on Form N-1A (File No. 2-99810).

 (9) Incorporated herein by reference to Post-Effective Amendment No. 23 to Registrant's Registration Statement on Form N-1A (File No. 2-99810).

(10) Incorporated herein by reference to Post-Effective Amendment No. 24 to Registrant's Registration Statement on Form N-1A (File No. 2-99810).

(11) Incorporated herein by reference to Post-Effective Amendment No. 25 to Registrant's Registration Statement on Form N-1A (File No. 2-99810).

(12) Incorporated herein by reference to Post-Effective Amendment No. 27 to Registrant's Registration Statement on Form N-1A (File No. 2-99810).

(13) Incorporated herein by reference to Post-Effective Amendment No. 30 to Registrant's Registration Statement Form N-1A (File No. 2-99810).

(14) Incorporated herein by reference to Post-Effective Amendment No. 31 to Registrant's Registration Statement Form N-1A (File No. 2-99810).

Item 17. Undertakings

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


409136.002(B&F)                       C-6                              07/24/97

                                    SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wayne, and Commonwealth of Pennsylvania on the 28 day of July, 1997.

                                       THE PBHG FUNDS, INC.



                                       By:  /s/ Harold J. Baxter
                                           -------------------------------
                                           Harold J. Baxter
                                           Chairman and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the date indicated:


Name                                 Title                                Date
----                                 -----                                ----
/s/ Harold J. Baxter
-------------------------------      Chairman and Chief                   July 28, 1997
Harold J. Baxter                     Executive Officer
                                     and Director

             x
-------------------------------      Chief Financial Officer and
Stephen G. Meyer                     Controller (Principal Financial
                                     and Accounting Officer)

             x
-------------------------------      Director
John R. Bartholdson

             x
--------------------------------     Director
Jettie M. Edwards

             x
--------------------------------     Director
Albert A. Miller


By: /s/ Harold J. Baxter
    ----------------------------
    Harold J. Baxter
    (Attorney-in-Fact)


                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

11 Opinion of Ballard Spahr Andrews & Ingersoll and consent to its use

14(a)          Consent of Coopers & Lybrand, LLP

14(b)          Consent of Price Waterhouse, LLP

14(c)          Consent of Arthur Andersen, LLP

17(a)          Form of Proxy

17(b)          Copy of Registrant's Declaration under Rule 24f-2.

17(c)          Newbold's Equity Portfolio Prospectus dated July 10, 1997

17(d)          Annual Report to Shareholders of The PBHG Funds, Inc. dated
               March 31, 1997

17(e) Annual Report to Shareholders of Newbold's Equity Portfolio dated April 30, 1997